Manually Signed

Washington, D.C. 20549

RECEIVED JUN 2 0 2002 SEC MAIL PROCESSING WASH. D.C. 152 SECTION

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

RE. 4-30-02

02041660

For the month of April 2002

Jilin Chemical Industrial Company Limited
(Translation of registrant's name into English)

Jilin City, Jilin Province,
People's Republic of China
(Address of principal executive offices)

PROCESSED
JUN 27 2002
THOMSON FINANCIAL

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F___X___ Form 40-F______

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes______ No___X___

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-2(b)] Not Applicable.

m

Jilin Chemical Industrial Company Limited, a joint stock limited company organized under the laws of the People's Republic of China (the "Company"), hereby files the following document pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934:

a. Annual Report of 2001 by the Company on April 22, 2002.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
吉林化學工業股份有限公司



2001

ANNUAL REPORT

CONTENTS

The board of directors (the "Board") of Jilin Chemical Industrial Company Limited (the "Company") collectively and individually accepts full responsibility for the truthfulness, accuracy and completeness of the information contained in this annual report and believes that there are no material omissions from, or misrepresentations or misleading statements contained in, this annual report.

The Company's directors Messrs. Xu Fengli, Venantius Tan, Wang Junfeng and Zhao Yongjin did not attend the board meeting held on April 22, 2002 and appointed director Shi Jianxun to attend and vote on their behalf in respect of the resolutions considered at the meeting.

Company Profile

Jilin Chemical Industrial Company Limited (the "Company") and its subsidiaries (together, the "Group") is one of the largest producers of basic chemicals and chemical raw materials, and one of the largest diversified chemical enterprises in the People's Republic of China (the "PRC"). The Company listed its American Depositary Shares ("ADS"), H shares and A shares on the New York Stock Exchange, the Stock Exchange of Hong Kong Limited ("the Hong Kong Stock Exchange") and the Shenzhen Stock Exchange, respectively.

CHINESE NAME : 吉林化學工業股份有限公司
ENGLISH NAME : Jilin Chemical Industrial Company Limited
ABBREVIATION : 吉林化工
INITIALS : JCIC
LEGAL REPRESENTATIVE : Xu Fengli
AUTHORISED REPRESENTATIVES : Shi Jianxun, Zhang Liyan
COMPANY SECRETARY : Zhang Liyan
CONTACT ADDRESS : No. 9 Longtan Street, Longtan District, Jilin City, Jilin Province, PRC
TEL : (86 432)-390 3651
FAX : (86 432)-302 8126
E-MAIL : zly@jcic.com.cn
REGISTERED ADDRESS : No. 31 East Zunyi Road, Longtan District, Jilin City, Jilin Province, PRC
POSTAL CODE : 132021
WEB SITE : http://www.jcic.com.cn
E-MAIL : jcic@jcic.com.cn



The Company discloses its corporate information in the following newspapers:
Securities Times, China Securities, Wen Wei Bo, Hong Kong iMail

The Company discloses its corporate information through the following Internet website designated by the China Securities Regulatory Commission: http://www.cninfo.com.cn

ADDRESS FOR INSPECTION OF THE COMPANY'S ANNUAL REPORT:

People's Republic of China : Jilin Chemical Industrial Company Limited, The Secretary's Office to the Board of Directors
No. 9 Longtan Street, Longtan District, Jilin City, Jilin Province, PRC

Hong Kong : Fortune China Public Relations Ltd.
2nd Floor, Xinhua News Agency Building, 5 Sharp Street West, Wanchai, Hong Kong

LISTING INFORMATION REGARDING THE SHARES OF THE COMPANY:

A shares : Shenzhen Stock Exchange
Abbreviation : Jilin Chemical
Stock Code : 000618

H shares : Hong Kong Stock Exchange
Abbreviation : Jilin Chemical
Stock Code : 0368

ADS : New York Stock Exchange
Stock Code : JCC
Ratio : 1ADS = 100 H shares



Financial Highlights

Financial information of the Group for the year ended December 31, 2001 prepared in accordance with accounting standards in the People's Republic of China ("PRC GAAP") is set out below:–

RMB millions

Loss before tax	(1,797)
Net loss	(1,803)
Net loss after non-operating loss *(note)*	(1,706)
Profit from principal operations	283
Loss from other operations	(47)
Operating loss	(1,807)
Profits from investment	39
Income from subsidiaries	2
Net non-operating expense	(31)
Net cash inflow from operations	2,379
Net increase from cash and cash equivalents	(192)

Note: Non-operating loss under PRC GAAP refers to income of approximately RMB22.47 million from the disposal of fixed assets and non-operating loss of RMB119.48 million. The non-operating loss includes inventory loss of RMB79.19 million, loss from unscheduled plant shutdowns of RMB26.42 million and other losses of RMB13.87 million.

Prepared in accordance with International Accounting Standards ("IAS")

Items
RMB millions

For the year ended December 31,	**2001**	**2000**	**1999**	**1998**	**1997**
Turnover	**12,519**	13,396	10,555	8,844	8,631
(Loss)/profit before tax	**(1,815)**	(877)	227	105	163
Net (loss)/profit	**(1,817)**	(836)	149	66	100
(Loss)/earnings per share	**(RMB0.51)**	(RMB0.24)	RMB0.04	RMB0.02	RMB0.03
As at December 31					
Total assets	**13,830**	17,974	16,054	15,768	15,458
Shareholders' equity	**3,106**	5,874	6,199	6,085	6,104
Net assets per share	**RMB0.87**	RMB1.65	RMB1.82	RMB1.78	RMB1.79

Prepared in accordance with PRC GAAP

Items *RMB millions* **For the year ended December 31,**	**2001**	**2000**	**1999**
Income from principal operations	**11,914**	13,847	10,980
Net (loss)/profit	**(1,803)**	(879)	153
(Loss)/earnings per share (fully diluted)	**(RMB0.51)**	(RMB0.25)	RMB0.04
(Loss)/earnings per share (weighted average)	**(RMB0.51)**	(RMB0.25)	RMB0.04
Net cash inflows from operating activities per share	**RMB0.67**	RMB0.04	RMB0.17
Return on net assets (fully diluted)	**(46.45%)**	(15.45%)	2.45%
Return on net assets (weighted average)	**(37.69%)**	(14.44%)	2.47%
As at December 31,			
Total assets	**14,532**	17,711	15,860
Shareholders' equity (excluding minority interests)	**3,882**	5,687	6,073
Net assets per share	**RMB1.09**	RMB1.60	RMB1.79
Adjusted net assets per share	**RMB1.04**	RMB1.50	RMB1.73

Notes:

1. The number of shares outstanding for each of the three years ended December 31, 2001, 2000, 1999 was 3,561,078,000 shares, 3,561,078,000 shares, 3,411,078,000 shares, respectively.

2. The weighted average number of shares for 2001 was 3,561,078,000 shares.

3. The weighted average number of shares for 2000 was 3,551,025,000 shares.

4. The weighted average number of shares for 1999 was calculated on the basis of 3,440,761,201 shares outstanding as at December 31, 1998, and adjusted to reflect the issuance of additional A shares in January 2000.

The Differences under IAS and PRC GAAP

The statutory financial statements prepared in accordance with PRC GAAP and the financial statements prepared in accordance with IAS differ in certain respects. Such differences involve methods for measuring the amounts shown in the financial statements as well as disclosures.

Effect on net loss of significant differences between PRC GAAP and IAS is summarised below:

RMB thousands	**2001**	2000
Net loss as reported under PRC GAAP	**(1,803,022)**	(878,767)
Adjustments to conform with IAS:		
– Depreciation expense due to revaluation of fixed assets at February 28, 1995	**(1,452)**	(1,452)
– Additional loss on write-off of fixed assets	**–**	(4,626)
– Depreciation expense on fixed assets due to differences in exchange gains capitalised	**(7,311)**	(7,310)
– Interest expense capitalised in construction in progress	**(17,917)**	4,013
– Interest income from share proceeds	**(520)**	(520)
– Appropriation to staff bonus and welfare fund	**(1,959)**	(230)
– Amortisation of housing subsidy cost	**(9,319)**	(4,203)
– Reversal of amortisation of land use rights	**20,739**	–
– Tax adjustment	**3,392**	57,105
Net loss as reported under IAS	**(1,817,369)**	(835,990)

Effect on shareholders' equity of significant differences between PRC GAAP and IAS is summarised below:

RMB thousands	**December 31, 2001**	December 31, 2000
Shareholders' equity as reported under PRC GAAP	**3,881,744**	5,687,245
Adjustments to conform with IAS:		
– Depreciation expense due to revaluation of fixed assets at February 28, 1995	**(9,921)**	(8,469)
– Surplus on revaluation of fixed assets at February 28, 1995	**29,033**	29,033
– Deferred tax effect on revaluation surplus	**(9,580)**	(9,580)
– Difference in loss on disposal of fixed assets due to revaluation at February 28, 1995	**(4,626)**	(4,626)
– Exchange gains in respect of funds borrowed for fixed assets	**112,471**	112,471
– Depreciation expense on fixed assets due to difference in exchange gains capitalised	**(35,073)**	(27,762)
– Interest expense capitalised in construction in progress	**-**	17,917
– Housing subsidy cost	**62,159**	71,478
– Deferred tax effect on housing subsidy cost	**(23,587)**	(23,587)
– Adjustment of land use rights at January 1, 2001	**(929,741)**	–
– Tax adjustment	**33,167**	29,775
Shareholders' equity as reported under IAS	**3,106,046**	5,873,895

Profit Information prepared in accordance with No. 9 Preparation Regulations of Information Announcement for Public Listed Companies Issued by the China Securities Regulatory Commission

	Return on net assets %		**Profit/(loss) per share**	
Profit/loss for 2001	**Fully diluted**	**Weighted average**	**Fully diluted**	**Weighted average**
Income from principal operations	7.28	5.91	0.0794	0.0794
Operating loss	(46.57)	(37.78)	(0.5076)	(0.5076)
Net loss	(46.45)	(37.69)	(0.5063)	(0.5063)
Net loss after non-operating loss	(43.95)	(35.66)	(0.4791)	(0.4791)

Note:

The method of calculation of fully diluted and weighted average financial items prepared in accordance with PRC GAAP is as follows:

a. Return on net assets (fully diluted) = net loss/net assets as at December 31, 2001 X 100%

b. Return on net assets (weighted average) = net loss/(net assets as at January 1, 2001 + net assets as at December 31, 2001)/2 X 100%

c. Loss per share (fully diluted) = net loss/shares outstanding as at December 31, 2001

d. Loss per share (weighted average) = net loss/(shares outstanding as at January 1, 2001 + shares outstanding as at December 31, 2001)/2

During the year ended December 31, 2001, changes in shareholders' equity of the Group under PRC GAAP were as follows:

Items	Share capital *RMB*	Capital surplus *RMB*	Surplus reserves *RMB*	Statutory public welfare fund included in surplus reserves *RMB*	Accumulated losses *RMB*	Total shareholders' equity *RMB*
As at January 1, 2001	3,561,078,000	2,294,138,886	696,241,999	126,834,279	(864,213,661)	5,687,245,224
Increase during 2001	–	–	4,822,537	–	–	4,822,537
Decrease during 2001	–	(520,000)	–	–	(1,809,803,135)	(1,809,283,135)
As at December 31, 2001	3,561,078,000	2,293,618,886	701,064,536	126,834,279	(2,674,016,796)	3,881,744,626

In 2001, the decrease in the capital surplus of RMB520,000 represented a release of interest income relating to unsuccessful applicants in respect of the new shares issued in 1996.

In 2001, the increase in surplus reserves was based on appropriations from net profit after taxation by the Company's subsidiaries, Jilin Winsway Chemical Industrial Store and Transport Limited and Jilin Songmei Acetic Acid Company Limited, to the statutory surplus reserves, of which RMB215,305 and RMB4,607,232 were attributable to the Group.

The increase in accumulated losses of RMB1,809,803,135 was attributable to net loss generated during the year.

Principal Products

The Group produces over 200 different types of products, representing a broad range of petroleum products, petrochemical and organic chemical products, synthetic rubber products, chemical fertilizers and inorganic chemical products. As a result of the Group's high degree of integration, some of its products are used primarily in producing its downstream products.

The following table sets out the turnover of the Group's major products in 2001 as a percentage of total turnover calculated in accordance with IAS, together with their principal uses.

Major products	**Percentage of 2001 turnover** *(%)*	**Principal uses**
Petroleum products		
Diesel oil	19.3	transportation fuels
Gasoline	12.8	transportation fuels
Solvent oil	1.1	production of paint and dyestuff
Others *(Note)*	8.4	
Subtotal:	41.6	
Petrochemical & organic chemical products		
Ethylene	6.4	production of polyethylene, ethylene glycol and other chemical products
Propylene	5.0	production of polypropylene, acrylonitrile and other chemical products
Acetic acid	3.7	production of acetic anhydride and other chemical products
Ethanol	1.6	production of formaldehyde and other chemical products
Ortho-xylene	3.2	production of pharmaceuticals, pesticides, phthalic anhydride and other chemical products
Acetic anhydride	2.2	production of cellulose acetates, dyestuff and other chemical products
Octanol	2.3	production of plasticiser
Xylene	0.6	production of pesticides, paint and chemical products
Styrene	3.1	production of ABS, PS and HIPS
Aniline	2.6	pruduction of dyes and pharmaceuticals
Others *(Note)*	12.3	
Subtotal:	43	

Principal Products

Major products	Percentage of 2001 turnover (%)	Principal uses
Synthetic rubber products		
Styrene-butadiene rubber	3.9	production of rubber products, such as tyres
Others *(Note)*	2.3	
Subtotal:	6.2	
Chemical fertilizers and Inorganic chemical products		
Ammonium nitrate	0.2	agricultural production
Urea	0.1	agricultural production
Inorganic chemical products and others *(Note)*	0.6	
Subtotal:	0.9	
Other products and services *(Note)*	8.3	
Total:	100	

Note: No single chemical product in these categories comprised more than 1.0% of the Group's turnover in 2001.

Changes in Share Capital Structure

Unit: '000 shares Par value: RMB1.00

	As at January 1, 2001	Increase/(decrease) during 2001 Share placing	Bonus	Transferred from premium	Additional issue	Others	Subtotal	As at December 31, 2001
Unlisted shares								
1. Promoter shares	2,396,300	-	-	-	-	-	-	2,396,300
of which:								
State-owned shares	-	-	-	-	-	-	-	-
Domestic legal person shares	2,396,300	-	-	-	-	-	-	2,396,300
Foreign legal person shares	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-
2. Subscribed legal person shares	-	-	-	-	-	-	-	-
3. Employees' shares	-	-	-	-	-	-	-	-
4. Preference shares and others								
of which:								
transferred or placed shares	-	-	-	-	-	-	-	-
Total unlisted shares	2,396,300	-	-	-	-	-	-	2,396,300
Listed shares								
1. Domestic listed RMB ordinary shares	200,000	-	-	-	-	-	-	200,000
of which:								
held by senior management	31.95	-	-	-	-	(17.75)	(17.75)	14.2
2. Domestic listed foreign shares	-	-	-	-	-	-	-	-
3. Overseas listed foreign shares	964,778	-	-	-	-	-	-	964,778
4. Others	-	-	-	-	-	-	-	-
Total listed shares	1,164,778	-	-	-	-	-	-	1,164,778
Total number of shares	3,561,078	-	-	-	-	-	-	3,561,078

Share Issue and Listing

According to a document, Zheng Jian Fa Xing Zi (1999) No.156, issued by the China Securities Regulatory Commission, the Company issued an additional 150,000,000 A shares on January 27, 2000 at an issue price of RMB3.30 per share. The additional shares (excluding the shares held by senior management) were listed and commenced trading on the Shenzhen Stock Exchange on March 10, and May 11, 2000, respectively. Following the additional issuance of A shares, the total share capital increased to 3,561,078,000 shares from 3,411,078,000 shares.

Information relating to Shareholders

As at December 31, 2001, the Company had a total of 113,873 shareholders, comprising 669 H shareholders, 113,203 A shareholders and one state-owned shareholder.

Substantial Shareholders

As at December 31, 2001, the ten largest shareholders of the Company were as follows:

Name of shareholders	Class	Number of shares held (shares)	Increase/ (decrease) (shares)	Percentage of holding (%)
1. PetroChina Company Limited (holder of state-owned legal person shares)*	A shares	2,396,300,000	–	67.2914
2. HKSCC NOMINEES LIMITED	H shares	800,378,699	8,540,000	22.4757
3. HONG KONG & SHANGHAI BANKING CORPORATION (NOMINEES) LIMITED	H shares	135,075,300	(60,000)	3.7931
4. PUFENG SECURITIES INVESTMENT FUNDS	A shares	1,785,444	–	0.0501
5. CHONG YUEN HUNG	H shares	1,276,000	–	0.0358
6. ZHANG SHUQIN	A shares	1,239,300	–	0.0348
7. LEUNG KWOK YUNG	H shares	814,000	–	0.0229
8. ZHI PENGBO	A shares	800,807	8,100	0.0225
9. LI WEIGUANG	A shares	800,000	9,000	0.0225
10. KU YUK MUI	H shares	720,000	(100,000)	0.0202

Note: No relationship was found between the ten largest shareholders of the Company.

* The legal representative of PetroChina Company Limited ("PetroChina") is Mr. Ma Fucai. PetroChina was established on November 5, 1999 and has a registered capital of RMB175,824,176,000. The total share capital of PetroChina is 175,824,176,000 shares, of which state-owned shares amounted to 158,241,758,000 shares and foreign invested shares (H shares and ADSs) amounted to 17,582,418,000 shares, accounting for 90% and 10% of the total shares in issue, respectively. PetroChina's principal businesses consist of the exploration and production of crude oil and natural gas, crude oil refining and the marketing of refined products, the production and marketing of petrochemcial products and the supply, transmission and marketing of natural gas. No shares of the Company held by PetroChina were pledged during the year.

China National Petroleum Corporation ("CNPC"), the controlling shareholder of PetroChina, held 90% of the total share capital of PetroChina. CNPC was established in July 1998 with a registered capital of RMB114.9 billion. Mr. Ma Fucai is the legal representative of CNPC. The principal businesses of CNPC consist of the exploration, production, marketing of crude oil and natural gas, the production and sale of petroleum and petrochemical products, the transmission of crude oil and natural gas, the construction of international and domestic petroleum projects, and the import and export of petroleum technology.

The above shareholders' interests as at December 31, 2001 had been recorded in the register of the Company kept pursuant to Section 16(I) of the Securities (Disclosure of Interests) Ordinance.

There were no shareholders for whom HKSCC Nominees Limited and Hong Kong & Shanghai Banking Corporation (Nominees) Limited act as agents, whose shareholding accounted for more than 10% of the total number of issued shares of the Company.

Change of Controlling Shareholder

During the reporting period, there was no change of controlling shareholder of the Company.

PROFILES OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Executive Directors

Shi Jianxun, male, aged 57, is a senior engineer and general manager of the Company. He graduated from East China Chemical Engineering Institute in 1966, and joined Jilin Chemical Industrial Corporation (the "Predecessor") in the same year. He has held several executive positions with the Predecessor, including Director of the Design Institute. He was elected as a non-executive director of the Company in December 1994 and was elected as executive director of the Company and was appointed as general manager on February 28, 2001. Mr. Shi is experienced in administration and construction of large scale petroleum and petrochemical projects.

Zhang Xingfu, male, aged 49, a senior engineer, is a deputy manager of the Company. Mr. Zhang joined the Predecessor in 1982 after graduating from Daqing Oil Institute. He held positions including deputy director of the refining plant of the Company and deputy manager of JCGC. Mr. Zhang has extensive experience in administration of chemical production.

Lan Yunsheng, male, aged 45, a senior accountant, is a deputy manager and chief financial officer of the Company. Mr. Lan graduated from Jilin University in 1999. He was appointed as director of the financial department of Fushun Ethylene Plant, deputy chief accountant and chief accountant of Fushun Petrochemical Company. Mr. Lan has extensive experience in refining and financial management.

Non-executive directors

Xu Fengli, male, aged 55, a senior accountant, is deputy chairman of the Company and a deputy general manager of the financial department of PetroChina. Mr. Xu graduated from Xian Petroleum Institute. He was appointed as chief accountant of Fushun Petrochemical Company, vice director of the finance and assets department of CNPC, and a member of the Preparatory Group of Refining and Marketing Company of PetroChina. Mr. Xu has extensive experience in refining and financial management.

Ni Muhua, male, aged 51, a senior economic advisor. Mr. Ni graduated from Jilin Chemical Engineering Institute in 1984. Mr. Ni has held several executive positions with the Predecessor. He was elected as a director of the Company in December 1994. Mr. Ni has extensive experience in the administration of marketing and sales.

Jiang Jixiang, male, aged 49, a senior economic advisor. Mr. Jiang graduated from Jilin Industrial University and joined the Predecessor in 1970. Mr. Jiang was appointed as chief dispatcher, director assistant and vice director of the Refining Plant, chief of Basic Construction Headquarters and director of management department of Basic Construction of Jilin Chemical Group Corporation. Mr. Jiang has extensive experience in refining industry and construction of chemical industry.

Xu Yuanxiang, male, aged 52, a senior economic advisor, is director of the Supply Company of the Company. Mr. Xu graduated from Party School of Jilin Province and joined the Predecessor in 1970. He was appointed as manager of the Railway Transportation Company, director of Refining Plant of the Company. Mr. Xu has extensive experience in refining and administrative management.

Independent non-executive directors

Venantius Tan, male, aged 38, solicitor. Mr. Tan is a corporate and securities partner in the international law firm of Morrison & Foerster. He graduated from Hull University, England in 1990 and received his Master of Laws Degree from King's College, University of London in 1993. He is admitted to practice in England & Wales, Hong Kong and New York. Mr. Tan has extensive experience in Hong Kong securities law and regulatory compliance matters and has participated in a wide range of securities offerings and listings on the New York, Hong Kong and PRC stock exchanges by PRC enterprises.

Wang Junfeng, male, aged 39, is an attorney-at-law qualified to practice law in the PRC and a partner of King & Wood, the Company's PRC legal adviser. Mr. Wang graduated from Jilin University in 1986 and joined the law office under the China Council for the Promotion of International Trade and China Global Law Office in the same year, specializing in legal work in connection with international trade. He set up King & Wood in 1993. He was elected as a Director of the Company in December 1994 and was re-elected in December 1997. Mr. Wang has significant experience in legal affairs.

Zhao Yongjin, male, aged 63, a senior engineer, is a permanent member of the Chemical Industrial Association of China and deputy director of the Plastics Association of China. Mr. Zhao graduated from Hefei Industrial University. He was appointed as a chief of in the Raw Material Group in the State Energy Planning Office, deputy director of the Raw Material Department of the State Planning Committee and director of the State Agricultural Materials Office. Mr. Zhao is experienced in the management of chemistry and raw materials enterprise.

Supervisors

Zou Haifeng, male, aged 56, a senior engineer, a Chairman of the board of supervisor of the Company and a director of PetroChina. Mr. Zou graduated from Northeast China Engineering Institute in 1968. He joined the Predecessor in 1977 and has held various executive positions, including Deputy Chief Engineer. He was elected as a executive director and deputy manager of the Company in December 1994 and was re-elected in February 2001.

Yang Jigang, male, aged 39, a senior engineer, is deputy chief manager and chief engineer of the Chemical Production and Marketing Company of PetroChina. Mr. Yang graduated from Lanzhou University in 1987. He was appointed as vice director of Lanzhou Chemical Company, chief engineer of Refining and Chemical Production Department of CNPC, chief engineer of Refining and Marketing Company of PetroChina.

Yan Weidong, male, aged 55, a senior accountant, is the chief of the internal auditing department of the Company. Mr. Yan graduated from People's University of China in 1990 and joined the Predecessor in 1968. Mr. Yan was appointed as the Group's chief of financial department in 1996. He was elected as a supervisor of the Company in December 1997 and was re-elected in February 2001.

Li Shumin, male, aged 52, a senior economic advisor is and the deputy director of the supervisory department of the Company. Mr. Li graduated from Nanjing Chemical Engineering Institute in 1983 and joined the Predecessor in 1970. He was appointed as deputy party secretary of the dyestuff plant in 1986. He was elected as a supervisor of the Company in December 1997 and was re-elected in February 2001.

Wang Huaiqing, male, aged 45, engineer and model worker. He is the chief of Planning Department of Ethylene Plant. Mr. Wang graduated from Jilin Chemical Engineering Institute in 1987.

Senior Management

Li Chongjie, male, aged 39, is a senior engineer, and a deputy manager of the Company. Mr. Li graduated from Jilin Engineering Institute in 1985. He has held several positions in the Company including director of the SBR plant of Organic Synthesis Factory and deputy chief and chief of the Production and Technology Department of the Company. Mr. Li is experienced in petrchemical production and management.

Zhang Liyan, female, aged 51, a senior accountant, is secretary of the Board and chief of the financial department of the Company. Ms. Zhang graduated from Jilin Finance and Trade Institute and joined the Predecessor in 1968. She has held several positions including deputy head of the financial department at the Predecessor and director of the Capital and Securities Department.

Profiles of Candidates for Election as Directors at the Annual General Meeting to be held on June 17, 2002

Yu Li, male, age 43, is a senior engineer and the general manager of PetroChina Jilin Petrochemical Company. Mr. Yu graduated from China Social Scientific Institute. Mr. Yu has held several executive positions, including vice director of Fushun Petrochemical Detergent Plant, assistant manager and deputy manager of Fushun Petrochemical Company, deputy general manager of Fushun Petrochemical Company, and manager of Fushun Petrochemical Company.

Rupert Li, male, aged 45, United States attorney and J.D., is a partner of Coudert Brothers. Mr. Li received his J.D. from New York University in 1987, his B.A. from Columbia University in 1984. Mr. Li has practiced international commercial law in the U.S., Hong Kong and China for the last ten years, focusing on Chinese securities work including B share, H share and ADR issues, and private placements of shares and corporate reorganizations. He is admitted to practice in California.

Wang Baifeng, male, aged 56, senior accountant and registered accountant, is the chairman and president of Jilin International Cooperation (Group) Company Limited. Mr. Wang graduated from Finance School of Jilin Province in August 1964. Mr. Wang held several positions including chief of Financial Department of Financial Bureau, deputy chief of Light Industry Bureau of Jilin Province, and vice chairman of Jilin International Trust & Investment Company.

Lü Yanfeng, male, age 42, Ph.D, professor of law, vice dean of Jilin University School of Law, executive director of the Chinese Society of Private International Law, director of Chinese Society of International Law, legal advisor for Jilin Provincial Government, Member of Advisory Committee for Economic, Social Development and Environment for Jilin Provincial Government, member of Political Consultative Conference of Changchun City and its Member of Society and Law Committee, arbitrator of Changchun Arbitration Association, arbitrator of Guangzhou Arbitration Association, lawyer, graduated from the law department of Jilin University in 1982. Mr. Lü successively held the position of lecturer, associate professor, head of public international law and private international law section at Jilin University School of Law.

Remuneration of directors and supervisors

1. According to the articles of association of the Company, the remuneration of the directors and supervisors are paid pursuant to the relevant regulations relating to wages and salaries of the Company and upon the approval of the shareholders in general meeting. Currently the senior management of the Company are paid according to the regulations relating to wages and salaries of the Company.

2. Each of the directors and supervisors of the Company has entered into a service agreement for an initial term of three years.

3. The total remuneration paid to the directors, supervisors and senior management of the Company in 2001 amounted to RMB347,914, RMB168,552 and RMB58,326, respectively. Of the remuneration paid to the directors, RMB105,248 were paid to the non-executive directors and RMB45,000 were paid to the independent directors. Among the directors, supervisors and senior management, one person was paid more than RMB70,000, one person was paid between RMB70,000 to RMB60,000, four persons were paid between RMB50,000 to RMB40,000, five persons were paid between RMB40,000 to RMB30,000, one person was paid between RMB30,000 to RMB20,000, and four persons were paid between RMB20,000 to RMB10,000.

4. Xu Fengli and Yang Jigang were paid by the controlling shareholder of the Company. Apart from certain subsidies, Li Shumin was paid by the controlling shareholder.

The directors, supervisors and senior management of the Company had the following shareholdings in the Company during the report period:

Name	Position	Sex	Age	Number of shares as at January 1, 2001	Number of shares as at December 31, 2001	Service term
Jiao Haikun	Chairman	male	55	**3,550**	3,550	Resigned on January 17, 2002
Xu Fengli	Deputy chairman	male	55	**0**	0	2001.2.28-2004.2.27
Shi Jianxun	Director	male	57	**3,550**	3,550	2001.2.28-2004.2.27
Zhang Xingfu	Director	male	49	**0**	0	2001.2.28-2004.2.27
Ni Muhua	Director	male	51	**3,550**	3,550	2001.2.28-2004.2.27
Lan Yunsheng	Director	male	45	**0**	0	2001.2.28-2004.2.27
Jiang Jixiang	Director	male	49	**0**	0	2001.2.28-2004.2.27
Xu Yuanxiang	Director	male	52	**0**	0	2001.2.28-2004.2.27
Venantius Tan	Independent director	male	38	**0**	0	2001.2.28-2004.2.27
Wang Junfeng	Independent director	male	39	**0**	0	2001.2.28-2004.2.27
Zhao Yongjin	Independent director	male	63	**0**	0	2001.2.28-2004.2.27
Zou Haifeng	Chairman of the board of supervisors	male	56	**3,550**	3,550	2001.2.28-2004.2.27
Yang Jigang	Supervisor	male	39	**0**	0	2001.2.28-2004.2.27
Yan Weidong	Supervisor	male	55	**0**	0	2001.2.28-2004.2.27
Li Shumin	Supervisor	male	52	**0**	0	2001.2.28-2004.2.27
Wang Huaiqing	Supervisor	male	45	**0**	0	2001.2.28-2004.2.27
Li Chongjie	Deputy manager	male	39	**0**	0	-
Zhang Liyan	Company secretary	female	51	**0**	0	-

Change of Directors, Supervisors and Senior Management

1. On February 28, 2001, the Company held an extraordinary general meeting, at which Messrs. Jiao Haikun, Xu Fengli, Shi Jianxun, Zhang Xingfu, Ni Muhua, Lan Yunsheng, Jiang Jixiang, Xu Yuanxiang, Venantius Tan, Wang Junfeng and Zhao Yongjin were elected as directors of the new board of directors of the Company, Messrs. Zou Haifeng, Yang Jigang, Yan Weidong and Li Shumin were elected as supervisors of the board of supervisors , and Mr. Wang Huaiqing as the employees' representative supervisor. Messrs. Lu Qirong, Zhu Zhongmin, Li Zhishen, Wang Xueling, Kong Xiangguo, Sun Xiaoliang and Mabel Lui resigned as directors of the Company and Messrs. Wen Jiwu and Ma Hongxin resigned as supervisors of the Company.

2. On January 17, 2002, the Company held a board meeting, at which the resignation of Mr. Jiao Haikun as chairman and director of the Company was accepted, and deputy chairman Mr. Xu Fengli was appointed as acting chairman of the Company.

Employees

As of December 31, 2001, the Company had approximately 22,374 employees, of which 1,836 were senior and administrative employees, 1,131 were engineering and technical employees, 10,718 were production employees, 8,689 were engaged in support and other functions. 2,858 of the employees are graduates of colleges or universities.

THE COMPANY'S CORPORATE GOVERNANCE STRUCTURE

Pursuant to the PRC Company Law, the PRC Securities Law and the articles of association of the Company, the Company improved its corporate governance structure, established a modern enterprise system, standardised operating mechanism and set up a series of systems, including the adoption of the articles of association of the Company, the Procedural Rules of the Board of Directors and the Procedural Rules of the Board of the Supervisory Committee. These rules comply with the requirements of the Standards of Administration Structure of Listed Companies released by the China Securities Regulatory Commission and State Economic and Trade Commission on January 7, 2002.

1. Shareholders and shareholder's general meeting: In order to ensure that all the shareholders of the Company, especially the minority shareholders, enjoy equal treatment and are able to fully exercise their rights, the Company convenes its shareholders' general meetings strictly in compliance with the Opinion on Shareholders' Meetings released by the China Securities Regulatory Commission. The Company regulates its connected transactions and ensures that the connected transactions are conducted fairly, voluntarily, equally, and reasonably. Details of the connected transactions and their operation were fully disclosed in 2001.

2. Relationship between the controlling shareholder and the Company: The controlling shareholder did not interfere with the Company's management decisions and operations. The Company and the controlling shareholder are independent of each other in terms of their business, staff, assets, organization and finance. Their respective board of directors, supervisory committee, and internal administrative departments are all independent of each other.

3. Directors and the Board: The Company adhered strictly to the requirements and procedures set out in the Articles of Association of the Company in respect of the appointment of directors. The number of directors and members of the Board complied with the requirements of the relevant PRC laws and regulations. The Board established the Procedural Rules of the Board of Directors and all members of the Board performed their duties and safeguarded the Company's interests honestly and diligently. The Company has appointed 3 independent directors since its listing of its H shares in 1995. None of the independent directors held any position in the Company. All independent directors carried out their duties diligently and honestly in the interest of the Company and minority shareholders according to the Articles of Association and the relevant laws and regulations. The Board established an Audit Committee, a Distributing Committee, a Development Committee and a Finance Committee, and adopted the relevant procedural rules. According to the requirements of the Opinion on the Establishment of an Independent System of Listed Companies released by the China Securities Regulatory Commission, two of the independent directors of the Company will not satisfy the new requirements. The Company will appoint three independent directors in the forthcoming 2001 annual general meeting.

4. Supervisors and the supervisory committee: The number of supervisors comprising the Company's supervisory committee and members of the committee complied with the relevant laws and regulations. The supervisory committee has adopted the Procedural Rules of the Supervisory Committee. All supervisors carried out their duties diligently and provided lawful and proper supervision of the Company's financial matters and oversaw the performance of duties by the directors, managers and other senior management.

5. Performance evaluation and rewarding system: The Company is in the process of establishing an open and transparent performance evaluation and rewarding system for its directors and supervisors.

6. Related party interests: The Company respected and protected the interests of banks, other creditors, employees and other related parties, with the aim of promoting the further development of the Company together.

7. Information disclosure and transparency: The secretary of the Board is responsible for the Company's information disclosure. The Company has established an information disclosure department to receive visitors and answer enquiries. The Company has acted in accordance with the relevant PRC laws and regulations, the articles of association of the Company, and the requirements of the listing rules of the Shenzhen Stock Exchange, the Hong Kong Stock Exchange, the New York Stock Exchange, and disclosed corporate information on a true, accurate, complete and timely basis to ensure that all shareholders have equal access to such information. The Company disclosed detailed information on its controlling shareholder on a timely basis according to relevant regulations. The Company held interim and annual roadshows since its initial public offering to brief investors on a regular basis. The Company was recognised as a good information disclosure unit in 2001 by the Shenzhen Stock Exchange.

INDEPENDENT DIRECTORS AND THEIR DUTIES

The Company established an independent director system according to the Listing Rules of the Hong Kong Stock Exchange. The independent directors carried out their duties faithfully, participated in the board meetings and gave independent advice.

During the year, the independent directors considered and approved the connected transactions conducted in 2001. The Independent Directors Committee was established on December 13, 2001 and reviewed the connected transactions to be approved by the shareholders of the Company and provided advice to the minority shareholders on connected transactions.

PLAN FOR FURTHER IMPROVEMENT OF THE COMPANY'S CORPORATE GOVERNANCE STRUCTURE

The Company will focus on the following aspects to further improve its corporate governance structure based upon the Corporate Governance Rules for Listed Companies:

1. Further improving the articles of association of the Company, the Procedural Rules of the Board, and the Procedural Rules of the Supervisory Committee based on the Corporate Governance Rules for Listed Companies;

2. Further regulating relationship between the Company and its controlling shareholder;

3. Further improving and regulating the operation mechanism of special committees of the Board;

4. Promoting and improving the performance evaluation and rewarding system for the Company's directors, supervisors and senior management.

EVALUATION OF SENIOR MANAGEMENT

The Company evaluated its senior management mainly by reference to profits, operations and controlling targets. Profit target is based on the profit and return on the Company's investment ratio. Operation target is based on processing cost in cash per ton, return on light oil and return on products. Controlling target is based on quality, safety and environmental standards and number of employees. The Company rewarded its senior management according to these results.

Shareholders General Meetings convened in 2001

1. The Company held an extraordinary general meeting at No. 31, East Zunyi Road, Jilin City, Jilin Province, the PRC on February 28, 2001. Shareholders or their proxies attending the meeting represented 3,316,744,699 shares or 93.14% of the Company's registered share capital. At this meeting, Messrs. Jiao Haikun, Xu Fengli, Shi Jianxun, Zhang Xingfu, Ni Muhua, Lan Yunsheng, Jiang Jixiang, Xu Yuanxiang, Venantius Tan, Wang Junfeng and Zhao Yongjin were elected as directors of the third Board of the Company, Messrs. Zou Haifeng, Yang Jigang, Yan Weidong and Li Shumin were elected as supervisors of shareholders' representatives. The amendment to article 92 of the Articles of Association of the Company was approved at this meeting.

2. The Company's annual general meeting for 2000 was held at No. 31, East Zunyi Road, Jilin City, Jilin Province, the PRC on June 19, 2001. Shareholders or their proxies attending the meeting represented 3,299,391,499 shares or 92.65% of the Company's registered share capital. The reports of the directors and supervisors of the Company for 2000, the audited financial statements and profit distribution plan of the Company for 2000, the remuneration of directors and supervisors of the Company for 2001 were approved at the meeting. The resolution for re-appointment of Ernst & Young and Ernst & Young Hua Ming as the Company's international and domestic auditors was not passed.

3. The Company held an extraordinary general meeting at No. 9 Longtan Street, Longtan District, Jilin City, Jilin Province on December 30, 2001. Shareholders and their proxies attending the meeting represented 2,433,336,792 shares or 68.33% of the Company's registered share capital. The appointment of PricewaterhouseCoopers (certified public accountants in Hong Kong) and PricewaterhouseCoopers Zhong Tian CPAs Company Limited (registered accountants in the PRC) as the Company's international and domestic auditors was approved and the Board was authorised to determine their remuneration. The purchase of crude and raw materials from the controlling shareholder and the sale of gasoline, diesel oil, petrochemical products and other chemical products were approved. The Board was authorised to make applications to its holding company for the grant of production loans.

Further details of the above-mentioned annual general meeting and extraordinary general meetings were disclosed in the China Securities, the Securities Times, Wen Wei Bo and the Hong Kong iMail on March 1, 2001, June 20, 2001, and December 31, 2001, respectively.

The Board hereby presents this report and the audited financial statements of the Company and the Group for the year ended December 31, 2001.

REPORT HIGHLIGHTS

1. **Operating Results**

The Group's principal business consists of the production and sale of petroleum products, petrochemical and organic chemical products, synthetic rubber, chemical fertilizer and inorganic chemical products. The Group's business is conducted in the PRC and most of its products are sold in the domestic market.

In 2001, the Company's business was adversely affected by the severe market conditions and controls on crude oil processing volume imposed by the PRC government, which resulted in a decrease in the Group's turnover and a significant loss was recorded. In accordance with PRC GAAP, the Group's income from principal operations for the year ended December 31, 2001 was approximately RMB11,914.08 million, representing a decrease of 14% as compared with 2000. According to IAS, the Group's turnover was approximately RMB12,518.53 million, reflecting a decrease of 6.6%, as compared with 2000. As a result of the significant decrease in the product prices and accounting provisions during the year, under IAS and PRC GAAP, the Group suffered losses of RMB1,817.37 million and RMB1,803.02 million, respectively, including accounting provisions of approximately RMB770.78 million.

In 2001, under PRC GAAP, income from petroleum products was approximately RMB5,557.02 million, accounting for about 46.64% of the Group's total income. The cost of goods sold for petroleum products was approximately RMB4,934.01 million and the gross profit ratio was 11.21%. Income from petrochemical and organical chemical products was approximately RMB5,421.71 million, accounting for about 45.50% of the Group's total income. The cost of goods sold of petrochemical and organic chemical products was approximately RMB5,368.52 million and the gross profit ratio was about 1.0%.

2. **Operations and Results of the Subsidiaries and Joint Ventures of the Company**

1) The Company's major subsidiaries are:

Name of subsidiary	Nature	Principal products and activities	Registered capital *(RMB'000)*	As at December 31, 2001 Total assets *(RMB'000)*	As at December 31, 2001 Net profit *(RMB'000)*
Jilin Winsway Chemical Industrial Store & Transport Ltd	Sino-foreign equity joint venture	Provision of transportation services for chemical products	51,454	60,933	4,378
Jilin City Songmei Acetic Acid Co. Ltd	Sino-foreign cooperative enterprise	Manufacturing of acetic acid	72,000	239,956	2,857
Jilin Jihua Jianxiu Co. Ltd	Corporation	Construction of piping and pressurized containers	45,200	74,941	41

2) No joint venture contributed more than 10% to the Company's net loss in 2001.

3. **Major Suppliers and Customers**

As at December 31, 2001, the aggregate amount of purchases from the five largest suppliers of the Company accounted for about 94% of the Company's total amount of purchases, of which the largest supplier accounted for about 83% of the total purchase amount. The aggregate sales revenue from the Company's five largest customers accounted for about 65% of the Company's total sales revenue for the year, of which the largest customer represented about 53% of the total sales revenue for the year.

4. **Problems and difficulties encountered in operations and proposed solutions**

In 2001, the Company's operations faced great challenges due to the weakened demand for petrochemical products worldwide and the continued decline in the prices of petrochemical products, in both the international and domestic markets. The Group's crude oil cost price decreased by 12.9% compared with 2000 as a result of significant decrease in the international crude oil price in the second half of 2001. As a result, the weighted average prices of gasoline and diesel oil of the Group decreased by 10.7% and 9.2%, respectively, as compared with 2000.

During the year, the weighted average price of petrochemical and organic chemical products and synthetic rubber products decreased by 22.4% and 6.1%, respectively, as compared with 2000.

Although the Company's crude oil cost price decreased, it was not adequate to offset the adverse impact on the Company's operating results caused by the decline in petrochemical product price and petroleum price.

Facing a weakening market for petrochemical products, the Company put forward the following measures to minimise the adverse impact on its business.

1) **Maintaining steady operation and high utilisation rate, improving environmental protection and quality management**

During the year, key production facilities were operated at full utilisation rate and the volume of major products increased significantly. The Company adopted the Health, Safety and Environment management system to ensure steady operations of the Company's production facilities.

The Company strengthened environmental protection and the Group's operating activities have met the environmental protection requirements of the PRC government. At the same time, the Company has also strengthened quality controls. All of the Company's products met operating standards and all the samples selected by the Company's product quality supervision department for examination met its standards.

2) **Optimising production, improving distribution of resources**

During the year, the Company optimised raw materials and product structure in accordance with market demand. As a result, the purchase of naphtha increased by 179,000 tonnes compared to 2000, the loss ratio from processing of crude oil decreased by 0.05% to 0.9% as compared to 2000, the production ratio of ethylene increased by 0.04% to 33.15%, the general production ratio of petroleum products increased by 0.35% to 91.69%, general crude consumption per tonne decreased by 34.07 kg to 674.71 kg. In line with the technical capabilities of the Company's production facilities and the PRC accession to World Trade Organisation ("WTO"), the Company adjusted its supply of crude oil and processed about 150,000 tonnes of crude oil from Russia during 2001.

3) **Improving product structure, promoting technology improvement**

During the year, the Company adjusted its product structure and increased the production volume of certain high value-added products in accordance with market demand. Sales volume of ethanol, octanol and diesel oil increased by 26.8%, 40.4% and 10.4%, respectively, as compared to 2000. The Company also focused on scientific research and technological upgrade for key products with stronger market demand. The new types of EPR rubber, including J-0050, J-2070, J-3080 and J-3092E, were developed and put into production, as a result of which loss resulting from the EPR plant decreased significantly during the year.

4) **Strengthening cost control, reducing product cost**

During the year, the Company strengthened cost control and financial analysis to improve its management system through control of budget and cash flow. The Company adopted measures to relate profit with target cost resulting in reduction in consumption and cost control.

5) **Strengthening marketing management, improving purchasing system**

During the year, the Company established a marketing company and further improved its regional sales network. A price management system was set up to take advantage of the market opportunities. Through strengthening the management of materials purchasing, regulating purchases, optimising purchase network, adopting measures for purchase through the bidding process, items purchased through the bidding process accounted for about 70% of the total items purchased by the Company.

6) **Strengthening funds management, reducing financial expenses**

During the year, the Company further strengthened funds management to increase the utilisation rate and reduce the tie up of funds. The Company also reduced its debt expenses as a result of which interest expense during the year decreased by RMB42.24 million.

According to relevant regulations of enterprise accounting rules, the Company decided to transfer RMB770.78 million from reserve for bad debts and inventory loss to offset against the Company's potential future risk.

Following a detailed analysis of the actual operating conditions of its customers and analysis of the Company's inventories, the Company decided to provide RMB599.61 million and RMB171.17 million, respectively, for reserve for bad debts and inventory losses. The Board considered that the above-mentioned accounting provisions were in conformity with the actual operating conditions of the Company.

INVESTMENTS

In 2001, the Company completed its expansion projects for its aromatic abstraction unit and 300,000t/a ethylene unit. The expansion projects for the catalytic cracking unit and styrene unit are expected to be completed in 2002. The expansion project of the 300,000t/a synthetic ammonia production unit will be completed by 2003 for the optimisation of its raw material process. The total investment was RMB830.75 million as at December 31, 2001.

In 2001, the Additional Seven Facilities of the 300,000t/a ethylene project (polyethylene, ethylene glycol, phthalic anhydride, phenol acetone, ABS, acrylonitrile and advanced alcohol units), of which the polyethylene, ethylene glycol, phthalic anhydride, phenol acetone, ABS units were transferred to PetroChina, and the acrylonitrile and advanced alcohol units were retained by JCGC, did not generate satisfactory results. The Company did not elect to exercise its option to purchase these units during the year. The term of the option agreement of the ethylene project will expire on December 31, 2002. The Board has no plan to exercise the option during 2002 after considering the profit capability and financial conditions of the seven facilities.

ANALYSIS OF FINANCIAL CONDITIONS

As at December 31, 2001, according to the consolidated balance sheet prepared under PRC GAAP, the Company's total assets was valued at RMB14,531.95 million, representing a decrease of 18% as compared with 2000. The decrease in total assets was primarily due to a decrease in accounts receivable and other accounting provisions. Long-term liabilities was RMB5,985.56 million, representing a decrease of 21% as compared with 2000. This was primarily due to the Company's repayment of loans. Shareholders' equity was RMB3,881.74 million, representing a decrease of 32% as compared with 2000. This was primarily due to the Company's loss recorded during the year. Profit from principal operations was RMB282.58 million, representing a decrease of 78% as compared with 2000. This was primarily due to a decrease in income from principal operations. Net loss was RMB1,803.02 million, representing an increase of RMB924.26 million as compared with 2000. This was primarily due to decrease in the product prices and transfer of accounting provisions.

PROSPECTS

The year 2002 will be a critical year for the future development of the Company, during which the Company has to prepare itself to face many great challenges.

Notwithstanding signs of a global economy recovery at the beginning of 2002, the tariff cut and tariff reduction measures following the first year of WTO accession are expected to bring tougher competition to the domestic petrochemical industry. The Company expects petrochemical product prices to remain depressed.

The Company expects to continue to face difficulties in its business during 2002, taking into consideration its small production scale, non-optimal product mix, higher costs and shortage of processing capacities as compared with international and domestic competitors.

There is, however, opportunities for development for the Company as well in 2002.

Firstly, continuous implementation of positive fiscal policies and a stable currency policy by the PRC government and the expected GDP growth of 7% in 2002 will provide favourable condition for the domestic petroleum and petrochemical industry. The regulation of the domestic market, the control of smuggling and the regulation of imports by the PRC government will provide a sound market environment for the Company.

Secondly, the Company's production facilities will operate better following maintenances carried out to its facilities that were shutdown. The expansion project of the 300,000t/a ethylene unit will be completed and put into production. All these developments will provide the Company with better conditions for 2002. In order to further strengthen cost control, increase profitability and reduce competition, the Company will put forward the following measures in the year to come:

1. Focusing on the scheduled major maintenance that is carried out once every two years to ensure steady and safe operations of its plants. The Company expects to process 4.3 million tonnes of crude oil, including the processing of 450,000 tonnes of crude oil from Russia, and 510,000 tonnes of ethylene product.

2. Strengthening controls over purchasing of materials and marketing of products to adapt itself to the new environment. In line with PRC accession to WTO, the Company will further reduce cost through promoting e-business and centralised purchasing. The Company will improve its marketing information system to increase sales volume and adapt to changes in market demand.

3. Adjusting product mix. The Company will adjust its product mix completely through optimising resources and production units according to market demand and the Company's future plan. The Company will seek to increase profitability through optimising resources, processing scheme and public utilities.

4. Focusing on consumption control to meet operating standards. The Company will further focus on its consumption control and optimisation of public utilities to reduce the loss ratio of ethylene and increase overall profitability.

5. Strengthening funds management to reduce administration cost. The Company will focus on funds management to reduce inventory and accounts receivable . The Company will also focus on the management of capital expenditure and imports of technology and equipment through the control of budget.

6. Focusing on upgrade programme. The Company will complete expansion projects for its styrene unit, catalytic cracking unit, the quality upgrade programme of diesel oil, and achieve optimisation of raw materials consumed by its synthetic ammonia unit. The Company will strengthen quality, procedure, expense safety control to ensure that the commencement date of production is met and contribute more profit to the Company.

7. Speeding up technical innovation. The Company will focus on scientific research and strive to ensure the completion of various innovation programmes, such as the EPR serial products.

DETAILS OF BOARD MEETINGS CONVENED IN 2001

The Board held nine board meetings during 2001 and the following resolutions were passed:

1. On January 11, 2001, the new Board and the amendment to the Articles of Association of the Company were considered and approved.

2. On February 8, 2001, the establishment of Jilin Lianli Co. Ltd, Jilin Jihua Jianxiu Co. Ltd, and the Marketing Company of Jilin Chemical Industrial Company Limited were approved.

3. On February 28, 2001, Messrs Jiao Haikun and Xu Fengli were elected as the chairman and deputy chairman of the new Board, respectively; Mr. Shi Jianxun was appointed as the general manager; Messrs Zhang Xingfu, Ni Muhua, Lan Yunsheng, Jiang Jixiang, and Li Chongjie were appointed as deputy general managers; Mr. Lan Yunsheng and Ms. Zhang Liyan were appointed as the chief financial supervisor and deputy chief accountant of the Company, respectively; and Ms. Zhang Liyan was appointed as the Company secretary. The regulation of the Board was approved, the establishment of an audit committee, distributing committee, developing committee and financing committee were approved.

4. On March 29, 2001, the report of the Board, the company's financial statements, the Company's profit distribution plan for 2000, the remuneration of directors and supervisors of the Company for the year of 2001 and the re-appointments of Ernst & Young Huaming and Ernst & Young as the Company's domestic and international auditors in 2001 were considered and approved.

5. On June 19, 2001, the temporary appointment of PricewaterhouseCoopers (certified public accountants in Hong Kong) and PricewaterhouseCoopers Zhong Tian CPAs Company Limited (registered accountants in the PRC) as the Company's international and domestic auditors was approved.

6. On July 26, 2001, the profit warning announcement for the first half of 2001 was considered and approved.

7. On August 16, 2001, the Company's interim report for the first six months of 2001 was approved.

8. On August 27, 2001, an explanation of the loss for the first six months of 2001 was approved in written form and filed with CSRC.

9. On November 13, 2001, the purchase of crude oil and other raw materials from the Company's controlling shareholder, the sale of gasoline, diesel oil, petrochemical products and other chemical products, the amendment to the Articles of Association of the Company, and the application to the Company's controlling shareholder for the grant of production loans were approved.

PURCHASE, SALES AND REDEMPTION OF SHARES

For the year ended December 31, 2001, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of the Shares of the Company.

SENIOR MANAGEMENT

Details of the Company's directors, supervisors and senior management are set out on pages 14 to 16 of the annual report.

REMUNERATION OF DIRECTORS AND SUPERVISORS

Details of the remuneration of the Company's directors and supervisors are set out on pages 17.

THE HIGHEST PAID INDIVIDUALS

During the year ended December 31, 2001, the five highest paid individuals were all directors and supervisors of the Company.

SERVICE CONTRACTS OF DIRECTORS AND SUPERVISORS

Each of the executive directors and supervisors of the Company has entered into a service agreement with the Company for an initial term of three years. No other service contracts exist or have been proposed between the Company or any of its subsidiaries and any of the directors or supervisors. No director or supervisor has entered into any service contract with the Company which may not be terminated by the Company within one year without payment other than statutory compensation.

INTERESTS OF DIRECTORS AND SUPERVISORS IN CONTRACTS

Mr. Venantius Tan, a non-executive director, is a partner of Morrison & Foerster, the Company's international and the US legal adviser. Mr. Wang Junfeng, a non-executive director, is a partner of King & Wood, the Company's PRC legal adviser. The above-metioned advisers received and will continue to receive legal fees in connection with their representation of the Company's corporate affairs.

Save as above, none of the directors or supervisors of the Company had a material interest in any contract of significance to which the Company or any of its subsidiaries was a party at the end of the year or at any time during the year.

GROUP RESULTS AND ACTIVITIES

The Group's principal business consists of the production and sale of petroleum products, petrochemical and organic chemical products, chemical fertilizer and inorganic chemical products, and synthetic rubber products. The results of the Group for the year ended December 31, 2001, and the financial position of the Company and the Group as at that date determined in accordance with IAS and PRC GAAP are set out on pages 46 to 87 and pages 88 to 131 respectively.

SUBSIDIARIES

Particulars of the subsidiaries of the Company as at December 31, 2001 are set out in note 14 to the financial statements prepared in accordance with IAS.

JOINT VENTURES

Particulars of the joint ventures of the Company as at December 31, 2001 are set out in note 15 to the financial statements prepared in accordance with IAS.

SUMMARY OF FINANCIAL INFORMATION

A summary of the results of the Group for each of the five years ended December 31, 2001 and summary of the assets and liabilities of the Group for 2000 and 2001 are set out on pages 136 to 137.

SEGMENT INFORMATION

The principal activities of the Group are conducted in the PRC. An analysis of the Group's turnover and contribution to operating profit by principal activities is set out in note 33 to the financial statements prepared in accordance with IAS.

Proposed Profit Appropriation or Proposed Transfer from Common Reserves to Share Capital

Under PRC GAAP, the aggregate loss as at December 31, 2001 was RMB2,666.06 million. The net loss for the year ended December 31, 2001 was RMB1,804.98 million and the accumulated loss as at January 1, 2001 was RMB861.08 million. Under IAS, the aggregate loss as at December 31, 2001 was RMB2,580.98 million. The net loss as at December 31, 2001 was RMB1,824.98 million. As loss was incurred under both accounting standards, the Company does not have profit to declare dividend for the year ended December 31, 2001. Having regard to the Company's financial position in the year of 2001 the Board has resolved not to declare any final dividend for 2001 or to transfer from common reserves to the Company's share capital.

The above proposal will be presented to the Company's shareholders for approval at the 2001 Annual General meeting to be held on June 17, 2002.

COMPLIANCE WITH CODE OF BEST PRACTICE

During 2001, to the knowledge of the Board, the Company has complied with the Code of Best Practice which incorporates items set out in Appendix 14 to The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

PRE-EMPTIVE RIGHTS

According to the Articles of Association of the Company and the laws of the PRC, no pre-emptive rights exist that require the Company to offer new shares to its existing shareholders in proportion to their shareholding.

BANK LOANS AND OTHER BORROWINGS

Details of bank loans and other borrowings of the Company and the Group as at December 31, 2001 are set out in notes 24 to the financial statements prepared under IAS.

INTEREST CAPITALISED

Interest capitalised as at December 31, 2001 for the Group was RMB34.74 million.

FIXED ASSETS

Movements of fixed assets of the Company and the Group for the year ended December 31, 2001 are set out in note 13 to the financial statements prepared under IAS.

RESERVES

Details of movements in reserves of the Company and the Group for the year ended December 31, 2001 and details of distributable reserves of the Company as at December 31, 2001 are set out in note 26 to the financial statements prepared under IAS.

STATUTORY PUBLIC WELFARE FUND

Details of the nature, application and movements of the fund and the basis of calculation relating to the statutory public welfare fund, including the percentage and profit figures adopted, are set out in note 26 to the financial statements prepared under IAS.

EMPLOYEES' PENSION SCHEME

Details of the Group's employees' pension scheme are set out in the note 5 to the financial statements prepared under IAS.

MAJOR SUPPLIERS AND CUSTOMERS

In 2001, the cost of raw materials purchased from the Group's largest and five largest suppliers accounted for 94% and 83%, respectively, of the Group's total purchases. Total sales income from the largest and five largest customers accounted for 65% and 53%, respectively, of the Group's turnover in 2001.

None of the directors, supervisors of the Company, their associates or any shareholder (holding 5.0% or more of the Company's registered share capital) had any interest in any of the above-mentioned suppliers and customers.

CONNECTED TRANSACTIONS

The directors of the Company (including independent non-executive directors of the Company) have reviewed the connected transactions set out in note 32 to the financial statements prepared under IAS, and confirmed that:–

i. the transactions have been entered into by the Group in the ordinary and usual course of its business;

ii. the transactions have been entered into either (A) on normal commercial terms (by reference to transactions of a similar nature made by similar entities within the PRC) or (B) where there was no comparison available, on terms that were fair and reasonable so far as the shareholders of the Company are concerned;

iii. the transactions have been entered into either (A) in accordance with the terms of the agreement governing such transactions or (B) where there is no such agreement, on terms no less favorable than those available to third parties;

iv. the purchase of crude oil from Daqing Oilfield and Jilin Oilfield (which are wholly-owned by PetroChina) and the sale of gasoline and diesel to PetroChina Jilin Sales Company ("CPSC") have been:–

   (A) conducted on normal commercial terms on an arm's length basis in the ordinary and usual course of business of the Company;

   (B) of a total value not exceeding the relevant annual caps set forth below for the year ended December 31, 2001:–

Connected transactions	**Annual cap as percentage to turnover**
Purchase of crude oil from the Oilfields	65%
Sale of gasoline to CPSC	30%
Sale of diesel oil to CPSC	22%

(C) fair and reasonable so far as the shareholders of the Company are concerned;

(D) entered into in accordance with the applicable State prices and on terms no less favourable than terms available from independent third parties; and

v. that the annual caps stated in (iv)(B) above, will be the maximum limit for the relevant connected transactions in each financial year until December 31, 2001. Thereafter, the annual caps will be reviewed and approved by the independent shareholders at a shareholders' general meeting for each subsequent three year period.

vi. that the main transactions and the other transactions between the Company and CNPC are:–

(A) conducted on normal commercial terms in the ordinary and usual course of business of the Company;

(B) during the financial year of a total value not exceeding the relevant annual caps set forth below:–

Type of transaction	**Annual caps as percentages of turnover**
main transactions	
Purchase of Materials	13%
Sales of Petrochemical Products	21%
other transactions	
Purchase of materials	4%
Sale of petrochemical products, synthetic rubber products, dyestuff and dye intermediates	11%

(C) fair and reasonable so far as the Independent Shareholders are concerned; and

(D) entered into in accordance with the relevant prevailing market prices and, in the case of liquid ammonia, at an agreed price which is not more than 5 percents above or below the relevant prevailing market price, and on terms no less favourable than terms available from independent third parties;

vii. that the annual caps stated in paragraph (vi)(B) above, will remain the maximum levels for the relevant connected transactions in each financial year ending on or before December 31, 2001. Thereafter, the annual caps will be reviewed and approved by the Indenpendent Shareholders in general meeting for each subsequent three-year period.

All the connected transactions have been reviewed by the Company's independent auditors.

TRUST DEPOSITS OR TRUST LOANS

During 2001, the Company had no trust deposits or trust loans and the Company did not experience any difficulties in making withdrawals from financial institutions.

HOUSING REFORMS

The Company disclosed details of its employee housing reform programme in its 1998 annual report. Since 1998, the Company has incurred a loss of RMB84.09 million due to the reimbursement offered to its employees to purchase staff accommodations. The staff cost associated with the Company's employee housing reform programme will be amortised on a straight-line basis to the profit and loss account over a 20 year period which is the remaining expected average employment period of the relevant employee in accordance with IAS. Because of recently signed service contracts with the employees, their employment period has been changed to between three to ten years. The remaining average employment period will also be changed to between three to ten years accordingly in the financial statements.

From January 1, 1998 to December 31, 2001, the total amount amortised was RMB21.93 million. The amount amortized in the year of 2001 was RMB9.32 million. As at December 31, 2001, the above remaining deferred staff cost was approximately RMB62.16 million. In the opinion of the Board, if the aforesaid deferred staff cost was completely written off in the year of 2001, the net assets of the Company as at December 31, 2001 would be reduced by approximately RMB62.16 million. Other than the employees' housing reform programme mentioned above, the Company has not implemented any employees' housing plan.

On behalf of the Board
Xu Fengli
Deputy Chairman

Jilin, PRC
April 22, 2002

Report of the Supervisory Committee

During 2001, the Company conducted its business in accordance with the articles of association of the Company, the PRC Company Law, and relevant international and domestic regulations. The board of supervisors carried out its duties in accordance with the articles of association of the Company, supervised and advised the management of the Company on all relevant matters.

The board of supervisors held a meeting on January 11, 2001, at which a resolution approving the new board of supervisors was passed.

The board of supervisors held a meeting on February 28, 2001, at which Zou Haifeng was elected as chairman of the new board of supervisors, and the Procedural Rules of the Supervisory Committee was approved.

The board of supervisors held a meeting on March 29, 2001, at which the report of the board of supervisors, the profit appropriation statement, and the financial statements prepared in accordance with PRC GAAP and IAS for the year 2000 were approved.

The board of supervisors participated in all meetings of the directors held during 2001 to ensure that the directors acted in accordance with the relevant regulations of the PRC, to focus on the development of the Company, to increase the Company's profits and to promote the interests of the shareholders. The board of supervisors ensured that the directors carried out their duties strictly in accordance with the resolutions of the annual general meeting and the extraordinary general meetings, the appropriation of profits and significant decisions were also made in accordance with relevant regulations and the articles of association. The internal management system has improved gradually.

The supervisory committee has reviewed the resolution regarding accounting provisions for 2001, and considers the resolution beneficial for the future operations of the Company.

The directors, general manager and other senior management are not aware of any information relating to the Company's affairs that may contravene the laws and regulations of the PRC, the articles of association of the Company or which may be prejudicial to the interest of the Company.

The board of supervisors also reviewed the connected transactions between the Company and JCGC, the Company and CNPC to ensure that these connected transactions were entered into on a fair and reasonable basis. The board of supervisors is not aware of any information which may be contrary to the interest of shareholders of the Company nor is it aware of any of losses in respect of the Company's assets.

The auditors' reports prepared by PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Company Limited in accordance with IAS and PRC GAAP, respectively, have been reviewed and certified to be truthful, objective, accurate and complete by the board of supervisors.

In 2002, the board of supervisors will continue to focus on the development of the Company and to protect the interest of shareholders pursuant to the articles of association of the Company.

On behalf of the board of supervisors
Zou Haifeng
Chairman

Jilin, the PRC
April 22, 2002

On behalf of the Group's management team, I am pleased to provide the following discussion and analysis of the Group's 2001 financial results. Please note that the information set out in this section does not form part of the accounts audited by PricewaterhouseCoopers, the international independent auditors, as set forth in this annual report and should be read in conjunction with the information contained in the Consolidated Accounts and Notes thereto (the "Accounts") presented in the annual report. The information presented below analyses the Group's accounts as prepared in accordance with International Accounting Standards. For an analysis of the Group's consolidated results of operations and shareholders' equity as prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"), please refer to the Company's annual report on Form 20 F to be filed with the Securities and Exchange Commission of the United States of America, which will be provided to any shareholder upon written request.

Our historical financial performance has been affected significantly by factors arising from operating in a planned economy which are beyond our control. Although government controls have relaxed over time, controls over allocation and pricing of crude oil and petroleum products still exist. We believe that these controls are intended to enable the PRC government to control and moderate the effect of changes in availability and pricing of crude oil and petroleum products and should provide generally for greater stability in our operating results with respect to crude oil costs and petroleum product sales.

The PRC entered into the World Trade Organisation ("WTO") on December 11, 2001. As part of its WTO accession commitments, the PRC government will gradually eliminate import quota and import license systems, reduce tariff, and permit foreign invested enterprises to engage in domestic distribution and retail for all of our major products. The PRC will also eliminate state trading for our major products exclusive of petroleum products and chemical fertilizer. These commitments, once being carried out, may cause the prices for our raw materials and products to be more aligned with those in the international markets and thus affecting the stability in our operating results.

In 2001, we experienced significant decrease in turnover as a result of the low demand in international markets for petrochemical products that have adversely affected product prices in the domestic market. These market conditions, together with the significant amount of reserves we set aside providing for diminution in value of inventories and impairment of receivables, led to a significant operating and net loss.

We have identified the accounting policies below as critical to our business operations and the understanding of our results of operations. For a detailed discussion on the application of these and other accounting policies, see Note 2 to the Consolidated Financial Statements. The application of these policies may require management to make judgments and estimates that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. Management uses historical experience and all available information to make these estimates and judgments, and different amounts could be reported using different assumptions and estimates.

- Revenue recognition. Our revenue recognition policy is critical because our revenue is a key component of our results of operations. We follow very specific and detailed accounting guidelines in measuring revenue. However, certain judgments affect the application of our revenue policy. Should changes in conditions cause management to determine certain criteria for revenue recognition are not met for future transactions, revenue recognised for any reporting period could be adversely affected.

- Provision for accounts receivables. Accounts receivables are carried at original invoice amount less provision for impairment. We specifically analyse historical bad debts, receivable ageings, customer concentrations, customer credit-worthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts.

- Inventories. Inventories are stated at the lower of cost or net realisable value. We estimate net realisable value based on intended use, current market value and inventory ageing analyses.

- Impairment of long-lived assets. We review long-lived assets for possible impairment by evaluating whether the carrying amount of assets exceed its recoverable amount. Our judgements regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of each asset. Future events could cause us to conclude that impairment indicators exist and that long-lived assets are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

The following table sets forth the Group's sales volume, net sales volume and proportions of total net sales for the periods indicated:

	2001 Sales Volume ('000tons)	2001 Net Sales (RMB Millions)	2001 % of Net Sales	2000 Sales Volume ('000tons)	2000 Net Sales (RMB Millions)	2000 % of Net Sales
Petrochemical and organic chemical products[1]	**1,618.5**	**5,386.5**	**43.0**	1,360.2	5,830.8	43.5
Petroleum products	**2,645.9**	**5,208.0**	**41.6**	2,633.3	5,410.4	40.4
Synthetic rubber products	**108.6**	**781.7**	**6.2**	114.6	878.5	6.6
Chemical fertilizers and inorganic chemical products	**144.8**	**107.1**	**0.9**	521.8	458.2	3.4
Other	**N/A[2]**	**1,035.3**	**8.3**	N/A[2]	818.4	6.1
Total	**4,517.8[3]**	**12,518.5**	**100**	4,629.9[3]	13,396.2	100

(1) The Group ceased production of dyestuff and some dye intermediates in late 2000. The sales data for "dyestuff and dye intermediates" have been combined into those for "petrochemical and organic chemical products". The sales data for "petrochemical and organic chemical products" in 2000 were adjusted accordingly.

(2) Sales volume includes certain products, the measurement of which in tons does not provide a meaningful comparison vis-a-vis products in other product categories.

(3) Excluding sales volume of "Other." See note 2.

The following chart sets forth the financial information of the Group for the periods indicated:

	Year ended December 31, 2001		Year ended December 31, 2000	
	RMB millions	**% of net Sales**	RMB millions	% of net Sales
Turnover	**12,518.5**	**100**	13,396.2	100
Cost of sales	**(12,541.9)**	**(100.2)**	(12,164.2)	(90.8)
Distribution costs, administrative expenses and employee separation costs and expenses for shut down of manufacturing assets	**(1,278.5)**	**(10.2)**	(1,567.9)	(11.7)
Operating loss	**(1,308.5)**	**(10.5)**	(334.6)	(2.5)
Interest expense	**(598.9)**	**(4.8)**	(641.1)	(4.8)
Taxation	**(0.8)**	**–**	58.5	0.4
Profit/(loss) attributable to shareholders	**(1,817.4)**	**(14.5)**	(836.0)	(6.2)

OPERATING RESULTS

Year ended December 31, 2001 compared with Year ended December 31, 2000

Turnover decreased by 6.6% to RMB12,518.5 million in 2001 compared to RMB13,396.2 million in 2000.

Segment analysis

Net sales of petrochemical and organic chemical products decreased by 7.6% to RMB5,386.5 million in 2001 from RMB5,830.8 million in 2000, accounting for 43.0% of aggregate net sales in 2001, down from 43.5% in 2000. Sales decreased as declining product prices reflecting deterioration in the PRC domestic petrochemical products market more than offset increases in sales volume. In 2001, the weighted average price for products in this segment decreased by 22.4% from 2000. Sales volume for petrochemical and organic chemical products in 2001 increased by 19.0% from 2000.

Net sales of petroleum products decreased by 3.7% to RMB5,208.0 million in 2001 from RMB5,410.4 million in 2000, accounting for 41.6% of aggregate net sales in 2001, up from 40.4% in 2000. The decrease in net sales was attributable primarily to a 4.2% decrease in the weighted average price of petroleum products reflecting decrease in the crude oil price in the international markets, and a 0.5% decrease in sales volume over 2000.

Net sales of synthetic rubber decreased by 11.0% to RMB781.7 million in 2001 from RMB878.5 million in 2000, accounting for 6.2% of aggregate net sales in 2001, down from 6.6% in 2000. The decrease in net sales was attributable primarily to the decrease of weighted average price and sales volume as a result of the weaker domestic market. The sales volume of synthetic rubber products decreased by 5.2% compared with 2000 and the weighted average price of such products decreased by 6.1% from 2000.

Net sales of chemical fertilizers and inorganic chemical products decreased by 76.6% to RMB107.1 million in 2001 from RMB458.2 million in 2000, accounting for 0.9% of aggregate net sales in 2001, down from 3.4% in 2000. The decrease in sales was attributable primarily to the decrease of sales volume as a result of the Group's termination of production of some chemical fertilizer products. The sales volume of ehemical fertilizer and inorganic chemical products decreased by 72.2% compared with 2000 and the weighted average price of such products decreased by 15.7% from 2000.

Revenue from other products and services increased by 26.5% to RMB1,035.3 million in 2001 from RMB818.4 million in 2000 due to an increase of supply in certain products and services provided to JCGC Group Companies.

Cost and expenses

Cost of sales increased by 3.1% to RMB12,541.9 million in 2001 from RMB12,164.2 million in 2000, representing 100.2% and 90.8% of aggregate net sales from 2001 and 2000, respectively. The increase in cost of sales was due primarily to the Group's provision for diminution in value of inventories in an amount of RMB171.2 million, as the book value of some inventories fell below their net realisable value. Raw materials costs as a percentage of aggregate net sales decreased from 77.1% in 2000 to 74.9% in 2001 and was due primarily to decreases in crude oil prices in 2001. In 2001, the weighted average price of crude oil we purchased fell by 12.9% from RMB2,077 per tonne in 2000 to RMB1,810 per tonne in 2001, reflecting decreases in crude oil price in the international markets. In 2001, we processed 4.34 million tonnes of crude oil, down from 4.40 million tonnes in 2000.

Selling expenses, administrative expenses and employee separation costs and expenses for shut down of manufacturing assets decreased by 18% from RMB1,567.9 million in 2000 to RMB1,278.5 million in 2001. This decrease was attributable to the write-off of certain loss-making equipment and the severance payment to employees made redundant because of the write-off which were recorded in 2000. We increased the provision for impairment of receivables from RMB60.9 million in 2000 to RMB599.6 million in 2001 due to the deteriorating chemical product market in 2001. Many of our customers accumulated significant inventory, leading to liquidity problems or even bankruptcies, which significantly impacted their repayment capabilities. Accordingly, throughout the year we continuously re-evaluated all customer's financial condition and determined that such an increase in our provision for impairment of receivables was required.

Based on the above factors, our operating loss increased from RMB334.6 million in 2000 to RMB1,308.5 million in 2001.

Interest expenses decreased by 6.6% from RMB641.1 million in 2000 to RMB598.9 million in 2001, primarily due to an decrease in loans in 2001.

Taxation in 2001 was RMB0.8 million compared to a tax credit of RMB58.5 million in 2000 which was primarily attributable to the recognition of deferred tax asset in connection with the tax loss incurred during that year. The Group did not have such deferred tax asset for 2001.

Net loss in 2001 was RMB1,817.4 million, an increase of RMB981.4 million from RMB836.0 million in 2000. This was due primarily to a decrease of turnover and an increase in our cost of sales and increase in provision for accounts receivable.

LIQUIDITY AND CAPITAL RESOURCES

We depend upon cash flows from operations, bank loans and equity financing to satisfy our ongoing liquidity and capital needs. During the year ended December 31, 2001, our cash position decreased by RMB192.0 million compared to a decrease of RMB17.8 million in 2000. This decrease was primarily due to an increase of cash outflow from financing activities as a result that the Group largely increased its repayment of loans in 2001.

During 2001, net cash inflow from operating activities increased to RMB1,772.5 million from RMB545.5 million in 2000. This increase was mainly because the increase in provision for doubtful debts and decrease in account receivables and inventories more than offset the increase in loss before taxation and decrease in loss on disposal of property, plant and equipment.

Net cash outflow from investing activities decreased from RMB1,397.0 million in 2000 to RMB867.2 million in 2001. The decrease was primarily due to less capital expenditures in 2001.

Net cash outflow from financing activities in 2001 was RMB1,097.3 million, compared to a net cash inflow from financing activities of RMB1,924.7 million in 2000, primarily due to net repayment of RMB1,096.9 million borrowings in 2001 compared with net borrowings of RMB1,453.1 million in 2000. Most of the borrowings we repaid in 2001 were long-term bank loans with high interest rate. We received proceeds of RMB485.5 million in a domestic share issuance in 2000. We did not issue any new shares in 2001.

As at December 31, 2001, our current assets were RMB2,633.6 million and current liabilities were RMB4,695.5 million. The reason we had a larger amount of current liabilities than current assets was primarily because of the decrease of current assets resulting from provision for doubtful debts and provision for diminution in value of inventories. As at December 31, 2001, we had a negative working capital of RMB2,061.9 million, compared with a positive working capital of RMB1,302.8 million as at December 31, 2000. We review our working capital and liquidity position on a regular basis and have always been able to satisfy our short term obligations through the refinancing of indebtedness and other measures. China Petroleum Finance Company Limited, a subsidiary of CNPC, our ultimate shareholder, provides us with a loan facility up to RMB5 billion which will expire on December 31, 2003. As a result, we believe that we have more than sufficient resources to meet our foreseeable working capital needs. Our gearing ratio was 66% as at December 31, 2001, and 56% as at December 31, 2000 (gearing ratio is calculated at the ratio between long term debt and the sum of equity and long term debt).

As at December 31, 2001, borrowings were RMB9,527.0 million, a decrease of RMB1,096.9 million as compared with December 31, 2000, among which short-term borrowings were RMB3,541.5 million representing an increase of RMB497.7 million as compared with December 31, 2000, and long-term borrowings were RMB5,985.6 million representing a decrease of RMB1,594.5 million as compared with December 31, 2000. These changes reflected the Group's adjustment of loan structure to borrow short-term loans with lower interest rate to repay some long-term loans with higher interest rate.

As at December 31, 2001, the weighted average interest rate of the Group's borrowings range from 5.04% to 6.58%. Fixed-rate borrowings represent 57.5% of the total borrowings. As at December 31, 2001, the maturity of 6.3% of the long-term borrowings was within one year, the maturity of 29.8% of the long-term borrowings was between one year and two years, the maturity of 38.6% of the long-term borrowings was between two and five years and the maturity of 25.3% of the Group's long-term borrowings was above five years.

The Group does not have seasonal demands for capital. The terms and conditions of our existing bank loans do not restrict our ability to pay dividends on our shares.

As at December 31, 2001, all the short-term borrowings of the Group are denominated in Renminbi. Among the long-term borrowings, foreign currency-denominated loans were in an amount of RMB2,535 million which needs to be repaid in the relevant foreign currency, among which there was a loan of RMB1,366 million from JCGC Group Companies. The foreign currencies for denomination include United States Dollar, Japanese Yen and Deutsche Mark. The Group also has foreign exchange risk in making payment related to import of raw materials and machinery, in which it needs to convert Renminbi into the applicable foreign currency. In addition, dividends for H shares are payable in foreign currency. We believe fluctuations in foreign currency exchange rates will have a significant impact on us. In 2001, the Group had a net foreign exchange gain of RMB49.5 million.

Our ability to obtain external financing in the future and the cost of such financing are subject to a variety of uncertainties, including:

- obtaining PRC government approvals required to access domestic or international financing or to undertake any project involving significant capital investment, which, depending on the circumstances, may include one or more approvals from the State Development and Planning Commission, the State Administration of Foreign Exchange, the State Economic and Trade Commission and the China Securities Regulatory Commission;

- our future results of operations, financial condition and cash flows;

- the cost of financing and the condition of financial markets; and

- the potential changes in monetary policy of the PRC government with respect to bank interest rates and lending practices.

We are not aware of any off-balance sheet type arrangements such as special purpose entities that require separate disclosure in the MD&A.
The Group's cash and cash equivalents are denominated in Renminbi. The Group did not engage in any hedging activities relating to foreign exchange, interest rates or other risks in 2001. The Group does not plan to exercise its Ethylene Project Option before it expires on December 31, 2002.

CAPITAL EXPENDITURE

In 2001, the Group completed technological upgrades of aromatic abstraction and 300,000 t/a ethylene facilities and continued to carry out technological upgrades of the styrene, catalytic cracking and synthetic ammonia facilities. The Group's overall capital expenditures in 2001 were approximately RMB866.9 million.

The Group anticipates its capital expenditure for 2002 to be approximately RMB400 million, which will be spent on the upgrades of styrene, catalytic cracking and synthetic ammonia facilities. The capital for these expenditures is expected to be financed by the Group's operating income and loans.

SIGNIFICANT INVESTMENT

The Group did not make any significant investment in the year ended December 31, 2001.

MATERIAL ACQUISITIONS AND DISPOSALS

The Group did not make any material acquisition or disposals of subsidiaries and associated companies in the year ended December 31, 2001.

EMPLOYEES

As of December 31, 2001, the number of employees of the Group was 22,374. The employee's remuneration for the year ended December 31, 2001 was RMB449.6 million.

CHARGES ON ASSETS

The Group did not have charges on its principal assets as of December 31, 2001.

CONTINGENT LIABILITY

The Group did not have any contingent liability as of December 31, 2001.

Shi Jianxun
General Manager and Executive Director

Jilin, PRC
April 22, 2002

1. **Material litigation**

   The Group was not involved in any material litigation or disputes during the year ended December 31, 2001.

2. **Material contracts**

   The Group did not enter into any material contracts during the year ended December 31, 2001.

3. **There was no merger, acquisition or restructuring involving the Company for the year ended December 31, 2001**

4. **Related party transactions**

   Pursuant to a letter from the Hong Kong Stock Exchange on September 5, 2000, the original waivers on certain connected transactions as granted to the Company by the Hong Kong Stock Exchange on May 11, 1995, April 20, 1999 and July 29, 1999 remain valid. The total amount of related party transactions between the Company and JCGC for the year ended December 31, 2001 was RMB1,071.18 million. The total amount of related party transactions between the Company and a subsidiary of CNPC (PetroChina) was RMB14,237.05 million. The fees paid by the Company for the welfare and support services rendered by JCGC were based on the state regulated prices, market prices or cost prices as provided for in a service agreement entered into between the Company and JCGC. The fees paid for the other related party transactions between the Company and JCGC were based on normal commercial terms or on terms that were fair and reasonable so far as the shareholders of the Company are concerned. Transactions entered into with subsidiaries of CNPC were based on conditions approved at the extraordinary general meetings held on March 1, and July 29, 1999. The above-mentioned connected transactions ensure the normal operation of the Company. Details of these connected transactions are set out in the note VII to the financial statements prepared under PRC accounting standards.

5. Neither the Company, the board of directors nor any individual director of the Company has experienced any reprimand by the China Securities Regulatory Commission, stock exchanges or any regulatory authority during the year.

6. During the year, the Company did not enter into any trust arrangement, guarantee or lease with any third party to reduce costs of the Company or of the third parties.

7. No undertaking matters were disclosed in designated newspapers and website by the Company or its shareholders holding more than 5% of the Company's registered share capital.

8. **Auditors**

   At the AGM held on June 19, 2001, Ernst & Young and Ernst & Young Hua Ming were not appointed as the Company's international and domestic auditors, respectively. After consideration by the Board, PricewaterhouseCoopers (certified public accountants in Hong Kong) and PricewaterhouseCoopers Zhong Tian CPAs Company Limited (registered accountants in the PRC) were temporarily appointed as the Company's international and domestic auditors, respectively, from June 19, 2001 to the end of the next extraordinary general meeting.

At an extraordinary general meeting held on December 30, 2001, PricewaterhouseCoopers (certified public accountants in Hong Kong) and PricewaterhouseCoopers Zhong Tian CPAs Company Limited (registered accountants in the PRC) were appointed as the Company's international and domestic auditors, respectively, to hold offices until the conclusion of the 2001 Annual General Meeting, and the board of directors of the Company was authorised to determine their remuneration.

In 2000, the Company paid RMB2.7 million of auditing fees to Ernst & Young and Ernst & Young Hua Ming, who were responsible for their own accomodation and transportation expenses. The Company expects that the auditing fees to be paid to PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Company Limited will be RMB2.7 million, who will be responsible for their own transportation and accommodation expenses. There is no other expenses except the above-mentioned.

9. Other events

(1) According to the Listing Rules of Shenzhen Stock Exchange, following two consecutive years of financial losses, the Company will have to comply with additional requirements set out in the Shenzhen Listing Rules. The abbreviation for the Company listed A shares will be changed from "Jilin Chemical" to "ST Jihua"; the trade code will remain unchanged.

(2) According to the resolution passed at a meeting of the board of directors held on April 22, 2002, due to the appointment of Mr. Ni Muhua and Mr. Jiang Jixiang as the deputy general managers of PetroChina Jilin Petrochemical Company, they will resign as the Company's deputy general managers.

Notice for 2001 Annual General Meeting

NOTICE IS HEREBY GIVEN that the 2001 Annual General Meeting of Jilin Chemical Industrial Company Limited ("the Company") will be held at 9:00 a.m. on June 17, 2002, at No. 9 Longtan Street, Longtan District, Jilin City, Jilin Province, the PRC to consider and, if thought fit, approve the following resolutions:–

1. To consider and approve the 2001 report of the board of directors of the Company;

2. To consider and approve the 2001 report of the board of supervisors of the Company;

3. To consider and approve the 2001 audited financial statements of the Company;

4. To consider and approve the proposed profit distribution plan for 2001 of the Company;

5. To consider and approve the remuneration of the directors and supervisors for 2002;

6. To consider and approve the re-appointment of PricewaterhouseCoopers (certified public accountants in Hong Kong) and PricewaterhouseCoopers Zhong Tian CPAs Company Limited (registered accountants in the PRC) as the Company's international and domestic auditors, respectively, to hold offices until the conclusion of the 2002 Annual General Meeting, and to authorise the directors of the Company to determine their remuneration; and

7. To elect Mr. Yu Li as director and Mr. Rupert Li, Mr. Wang Baifeng and Mr. Lü Yanfeng as independent directors of the Company.

By Order of the Board
Zhang Liyan
Company Secretary

Jilin, PRC
April 22, 2002

Notes:

(A) Holders of the Company's shares whose names appear on the register of members of the Company at the close of business on May 17, 2002 are entitled to attend the Annual General Meeting with their passports or other identity papers.

(B) The register of members of the Company will close from May 19, to June 17, 2002 (both days inclusive), during which time no share transfer will be effected.

(C) Each shareholder who has the right to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies, whether they are members or not, to attend and vote on his behalf at the Annual General Meeting.

(D) A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(E) The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other documents of authorisation, and the form of proxy must be delivered to the registered office of the Company not less than 24 hours before the time appointed for the holding of the Annual General Meeting.

(F) Shareholders intending to attend the Annual General Meeting should return the accompanying reply slip to the Secretary's Office of the Company before May 28, 2002 personally/or by mail, cable or facsimile.

(G) The Annual General Meeting is expected to last half a day. Shareholders attending the Annual General Meeting will be responsible for their own transportation and accommodation expenses.

(H) The details of the Secretary's Office of the Company are as follows:

No. 9 Longtan Street
Longtan District
Jilin City
Jilin Province
PRC
Postal Code: 132021
Tel: (86432) 3903651
Fax: (86432) 3028126

(I) Profiles of Proposed Directors

Yu Li, male, age 43, is a senior engineer and the general manager of PetroChina Jilin Petrochemical Company. Mr. Yu graduated from China Social Scientific Institute. Mr. Yu has held several executive positions, including vice director of Fushun Petrochemical Detergent Plant, assistant manager and deputy manager of Fushun Petrochemical Company, deputy general manager of Fushun Petrochemical Company, and manager of Fushun Petrochemical Company.

Rupert Li, male, age 45, is a partner of the international law firm, Coudert Brothers. Mr. Li received his J.D. from New York University in 1987, his B.A. from Columbia University in 1984. Mr. Li has practiced international commercial law in the U.S., Hong Kong and China for the last ten years, focusing on Chinese securities work including B share, H share and ADR issues, and private placements of shares and corporate reorganisations. He is admitted to practice in California.

Wang Baifeng, male, age 56, senior accountant and registered accountant, is chairman and president of Jilin International Cooperation (Group) Company Limited. Mr. Wang graduated from Finance School of Jilin Province in August 1964. Mr. Wang held several positions including Chief of Financial Department of Financial Bureau, Deputy Chief of Light Industry Bureau of Jilin Province, and Vice Chairman of Jilin International Trust & Investment Company.

Lü Yanfeng, male, age 42, Ph.D, professor of law, vice dean of Jilin University School of Law, executive director of the Chinese Society of Private International Law, director of Chinese Society of International Law, legal advisor for Jilin Provincial Government, Member of Advisory Committee for Economic, Social Development and Environment for Jilin Provincial Government, member of Political Consultative Conference of Changchun City and its Member of Society and Law Committee, arbitrator of Changchun Arbitration Association, arbitrator of Guangzhou Arbitration Association, lawyer, graduated from the law department of Jilin University in 1982. Mr. Lü successively held the position of lecturer, associate professor, head of public international law and private international law section at Jilin University School of Law.

Report of Independent Auditors

To the Shareholders of
Jilin Chemical Industrial Company Limited
(established in the People's Republic of China with limited liability)

We have audited the accompanying balance sheets of Jilin Chemical Industrial Company Limited (the "Company") and its subsidiaries (the "Group") as of December 31, 2001 and the consolidated profit and loss account and cash flow statement of the Group for the year then ended. These financial statements set out on pages 47 to 87 are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Group as of December 31, 2000, were audited by Ernst & Young, Certified Public Accountants, whose report dated March 29, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements give a true and fair view of the financial position of the Company and the Group as of December 31, 2001 and of the results of operations and cash flows of the Group for the year then ended in accordance with International Accounting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, April 22, 2002

Consolidated Profit and Loss Account

For the year ended December 31, 2001
(Amounts in thousands except for per share data)

	Notes	2001 RMB	2000 RMB
Turnover	3, 33	**12,518,532**	13,396,247
Cost of sales		**(12,541,889)**	(12,164,161)
Gross (loss)/profit		**(23,357)**	1,232,086
Distribution costs		**(62,198)**	(35,254)
Administrative expenses		**(1,216,263)**	(596,189)
Employee separation costs and shut down of manufacturing assets	6	**–**	(936,533)
Other (expense)/income		**(6,662)**	1,297
Operating loss		**(1,308,480)**	(334,593)
Interest expense	7	**(598,882)**	(641,124)
Interest income		**3,431**	4,987
Exchange loss		**(17,582)**	(83)
Exchange gain		**67,043**	56,043
Share of profit of jointly controlled entities		**40,595**	37,427
Share of loss of an associated company		**(1,259)**	–
Loss before taxation	4	**(1,815,134)**	(877,343)
Taxation	9	**(821)**	58,510
Loss before minority interests		**(1,815,955)**	(818,833)
Minority interests		**(1,414)**	(17,157)
Loss attributable to shareholders	10	**(1,817,369)**	(835,990)
Basic and diluted loss per share	11	**(Rmb0.51)**	(Rmb0.24)
Dividend	12	**–**	35,611

The accompanying notes are an integral part of these financial statements.

Consolidated Balance Sheet

As of December 31, 2001
(Amounts in thousands)

	Notes	2001 RMB	2000 RMB
NON-CURRENT ASSETS			
Property, plant and equipment	13	**10,426,277**	11,417,297
Interests in jointly controlled entities	15	**282,499**	243,774
Investment in an associated company	16	**18,784**	–
Intangible assets	17	**468,691**	547,998
		11,196,251	12,209,069
CURRENT ASSETS			
Inventories	18	**1,179,816**	1,820,714
Value added tax recoverable	19	**73,583**	117,858
Accounts receivable	20	**781,115**	2,719,079
Prepaid expenses and other current assets	21	**562,156**	878,159
Cash and cash equivalents	22	**36,917**	228,964
		2,633,587	5,764,774
CURRENT LIABILITIES			
Accounts payable and accrued liabilities	23	**1,153,977**	1,418,132
Short-term borrowings	24	**3,541,485**	3,043,831
		4,695,462	4,461,963
NET CURRENT (LIABILITIES)/ASSETS		**(2,061,875)**	1,302,811
TOTAL ASSETS LESS CURRENT LIABILITIES		**9,134,376**	13,511,880
FINANCED BY:			
Share capital	25	**3,561,078**	3,561,078
Reserves	26	**2,103,526**	3,050,156
Accumulated losses		**(2,558,558)**	(737,339)
Shareholders' equity		**3,106,046**	5,873,895
Minority interests		**42,767**	57,884
NON-CURRENT LIABILITIES			
Long-term borrowings	24	**5,985,563**	7,580,101
		9,134,376	13,511,880

Shi Jian Xun
Director

Lan Yun Sheng
Director

The accompanying notes are an integral part of these financial statements.

Balance Sheet

As of December 31, 2001
(Amounts in thousands)

	Notes	2001 RMB	2000 RMB
NON-CURRENT ASSETS			
Property, plant and equipment	13	**10,188,873**	11,208,800
Subsidiaries	14	**145,074**	113,921
Interests in jointly controlled entities	15	**282,499**	243,774
Investment in an associated company	16	**18,784**	–
Intangible assets	17	**468,691**	547,998
		11,103,921	12,114,493
CURRENT ASSETS			
Inventories	18	**1,169,364**	1,813,959
Value added tax recoverable	19	**73,051**	117,514
Accounts receivable	20	**726,524**	2,705,669
Prepaid expenses and other current assets	21	**509,343**	847,880
Cash and cash equivalents	22	**25,161**	198,701
		2,503,443	5,683,723
CURRENT LIABILITIES			
Accounts payable and accrued liabilities	23	**1,122,628**	1,412,538
Short-term borrowings	24	**3,422,885**	2,953,831
		4,545,513	4,366,369
NET CURRENT (LIABILITIES)/ASSETS		**(2,042,070)**	1,317,354
TOTAL ASSETS LESS CURRENT LIABILITIES		**9,061,851**	13,431,847
FINANCED BY:			
Share capital	25	**3,561,078**	3,561,078
Reserves	26	**2,096,192**	3,047,645
Accumulated losses		**(2,580,982)**	(756,977)
Shareholders' equity		**3,076,288**	5,851,746
NON-CURRENT LIABILITIES			
Long-term borrowings	24	**5,985,563**	7,580,101
		9,061,851	13,431,847

Shi Jian Xun
Director

Lan Yun Sheng
Director

The accompanying notes are an integral part of these financial statements.

Consolidated Cash Flow Statement

For the year ended December 31, 2001
(Amounts in thousands)

	Notes	2001 RMB	2000 RMB
CASH FLOWS FROM OPERATING ACTIVITIES	28	**1,772,458**	(545,537)
CASH FLOWS FROM INVESTING ACTIVITIES			
Capital expenditures		**(866,858)**	(1,222,725)
Investment in an associated company		**(300)**	–
Purchase of intangible assets		**–**	(174,260)
NET CASH USED FOR INVESTING ACTIVITIES		**(867,158)**	(1,396,985)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from borrowings		**5,719,860**	4,474,984
Repayments of borrowings		**(6,816,744)**	(3,021,853)
Proceeds from issue of shares		**–**	485,518
Proceeds from disposal of government bond		**–**	90
Dividends paid to minority interests		**(1,463)**	(2,739)
Dividends paid to the Company's shareholders		**–**	(11,300)
Capital contribution from minority interests		**1,000**	–
NET CASH (USED FOR)/PROVIDED BY FINANCING ACTIVITIES		**(1,097,347)**	1,924,700
Decrease in cash and cash equivalents		**(192,047)**	(17,822)
Cash and cash equivalents at beginning of year		**228,964**	246,786
Cash and cash equivalents at end of year	22	**36,917**	228,964

The accompanying notes are an integral part of these financial statements.

Consolidated Statement to Changes in Shareholders' Equity

For the year ended December 31, 2001
(Amounts in thousands)

	Share capital (Note 25) *RMB*	Retained earnings/ (Accumulated losses) *RMB*	Reserves (Note 26) *RMB*	Total *RMB*
Balance at January 1, 2000	3,411,078	201,207	2,587,191	6,199,476
Issue of A shares	150,000	–	335,518	485,518
Net loss for the year	–	(835,990)	–	(835,990)
Transfer to retained earnings on realisation of revaluation reserve	–	4,072	(4,072)	–
Transfer from retained earnings to reserves	–	(71,017)	71,017	–
Transfer to capital reserve as a result of write back of housing subsidy payable to JCGC, net of tax *(Note 26 (e))*	–	–	60,502	60,502
Dividend *(Note 12)*	–	(35,611)	–	(35,611)
Balance at December 31, 2000	3,561,078	(737,339)	3,050,156	5,873,895
Adjustment of land use rights at January1, 2001 *(Note 2(a))*	–	–	(950,480)	(950,480)
Net loss for the year	–	(1,817,369)	–	(1,817,369)
Transfer to retained earnings on realisation of revaluation reserve	–	973	(973)	–
Transfer from retained earnings to reserves	–	(4,823)	4,823	–
Balance at December 31, 2001	**3,561,078**	**(2,588,558)**	**2,103,526**	**3,106,046**

The accompanying notes are an integral part of these financial statements.

(Amounts in thousands unless otherwise stated)

1. CORPORATE INFORMATION

Jilin Chemical Industrial Company Limited (the "Company") was established in the People's Republic of China (the "PRC") on December 13, 1994 as a joint stock limited company to hold the assets and liabilities of the principal production units, certain ancillary functions and a subsidiary ("Contributed Net Assets") of Jilin Chemical Industrial Corporation (the "Predecessor"), which was then a state-owned enterprise controlled by and under the administration of the Jilin Provincial Government.

In connection with the aforesaid restructuring ("Restructuring"), the Contributed Net Assets of the Predecessor as at September 30, 1994 were taken over by the Company from the Predecessor at a valuation which reflected their then current fair values on October 1, 1994 in consideration for which 2,396,300,000 shares in the form of state-owned shares, with a par value of Rmb1.00 each, were issued by the Company to the Predecessor. The Predecessor was then renamed Jilin Chemical Group Corporation ("JCGC") and became the Company's then ultimate holding company.

Effective from July 1, 1998, pursuant to a directive issued by the PRC State Council on May 12, 1998, the oil and petrochemical industry in the PRC was restructured and JCGC became a wholly-owned subsidiary of China National Petroleum Corporation ("CNPC"), a state-owned enterprise established in the PRC. Following the aforesaid restructuring, CNPC became the ultimate holding company of the Company through its control of JCGC.

According to an announcement relating to the corporate restructuring of CNPC Group in November 1999, JCGC was to transfer all of the state-owned shares held in the Company together with certain assets and businesses of JCGC to PetroChina Company Limited ("PetroChina"), a wholly-owned subsidiary of CNPC which was established on November 5, 1999. Accordingly, PetroChina replaced JCGC to become the immediate holding company of the Company.

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a) Basis of preparation

The financial statements have been prepared in accordance with International Accounting Standards ("IAS"). These financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below.

With effect from January 1, 2001, the Company has applied IAS 17 "Leases", as clarified by IAS 40 "Investment Property", to accounting for land use rights. The Company has therefore reclassified land use rights as operating leases and is now reflecting the carrying value of land use rights at Rmb nil. Opening reserves have been adjusted by Rmb950 million in this regard.

The preparation of financial statements in accordance with IAS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES *(Continued)*

(b) Basis of consolidation

The consolidated financial statements include the financial statements of the Company and the subsidiaries in which the Company directly or indirectly owns more than 50 percent voting interest or otherwise has the power to exercise control over their operations. Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. The results of operations of subsidiaries are included in the consolidated profit and loss account, and the share attributable to minority interests is excluded from the consolidated net profit. Intercompany balances and transactions have been eliminated.

In the Company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

A listing of the Group's principal subsidiaries is set out in Note 14.

(c) Investments in associated companies

Associated companies are entities in which the Group holds between 20% and 50% of the voting rights, or over which the Group has significant influence, but which it does not control. Investments in associated companies are accounted for using the equity method. Such equity interests are carried in the consolidated balance sheet at amounts that reflect the Group's share of the net assets of the associated companies and include goodwill on acquisition, if any. Equity accounting involves recognising in the consolidated profit and loss account the Group's share of the profit or loss for the year of the associated companies.

Investments in associated companies are accounted for using the equity method in the Company's financial statements.

Details of the Group's associated company are shown in Note 16.

(d) Interests in jointly controlled entities

A jointly controlled entity is a joint venture between two or more venturers whose rights and obligations with respect to the venture are specified in a contractual joint venture agreement which gives the venturers joint control over the venture and in which no single venturer is in a position to control, unilaterally, the activities of the venture.

The Group's and the Company's interests in the jointly controlled entities are accounted for using the equity method.

Details of the jointly controlled entities are shown in Note 15.

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES *(Continued)*

(e) Foreign currencies

Foreign currency transactions of the Group are accounted for at the exchange rates prevailing at the date of the transactions; gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the consolidated profit and loss account. Monetary assets and liabilities are translated at balance sheet date exchange rates.

(f) Financial instruments

Financial instruments carried at the balance sheet date include cash and bank balances, receivables, payables, and borrowings. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

The Group had no derivative financial instruments in any of the years presented.

(g) Property, plant and equipment

Property, plant and equipment are initially recorded at cost less accumulated depreciation. Cost represents the purchase price of the asset and other costs incurred to bring the asset into existing use. Subsequent to their initial recognition, property, plant and equipment are carried at revalued amounts. Increases in the carrying amount arising on revaluation of property, plant and equipment are credited to revaluation reserve in shareholders' equity. Decreases that offset previous increases of the same asset are charged against that reserve; all other decreases are charged to the consolidated profit and loss account. Each year the difference between depreciation based on the revalued carrying amount of the asset (the depreciation charged to the consolidated profit and loss account) and depreciation based on the asset's original cost is transferred from revaluation reserve to retained earnings.

Depreciation to write off the cost or valuation of each asset to their residual values over their estimated useful lives is calculated using the straight-line method.

The Group uses the following useful lives for depreciation purposes:

Buildings	10-45 years
Plant and machinery	8-28 years

No depreciation is provided for construction in progress until they are completed and put in use.

Property, plant and equipment are reviewed for possible impairment by evaluating whether the carrying amount of an individual asset exceeds its recoverable amount which is the higher of its net selling price and its value in use, which is the estimated net present value of future cash flows to be derived from the continuing use of the asset and from its ultimate disposal. When the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES *(Continued)*

(g) Property, plant and equipment *(Continued)*

Gains and losses on disposal of property, plant and equipment are determined by reference to their carrying amount and are taken into account in determining net profit. On disposal of revalued assets, amounts in revaluation reserve relating to these assets are transferred to retained earnings.

Interest costs on borrowings to finance the construction of property, plant and equipment, together with exchange differences arising from foreign currency borrowings to the extent that they are adjustments to interest costs, are capitalised during the period of time that is required to complete and prepare the property for its intended use. All other borrowing costs are expensed.

Costs for planned major maintenance activities are expensed as incurred except for costs of components that result in improvements and betterments which are capitalised as part of property, plant and equipment and depreciated over their useful lives, which is generally the period until the next scheduled major maintenance.

As set out in note 2(a), land use rights have been reclassified as operating leases. In prior years, land use rights were carried at valuation and amortised over 50 years.

(h) Technical know-how

The purchase cost of technical know-how relates to certain production facilities and costs of know-how are included as part of the total contract price of the construction contract and are distinguishable. They are capitalised as intangible assets and are amortised using the straight-line method over the estimated useful life of 10 years, starting from the date when the underlying facilities are completed and ready for their intended use.

Technical know-how is not revalued and its carrying amount of each intangible asset is reviewed annually and adjusted for impairment where it is considered necessary. An impairment loss is recognised in the consolidated profit and loss account whenever the carrying amount of an asset exceeds its recoverable amount.

(i) Housing subsidy cost

Housing subsidy cost represents capitalised losses arising from the sale of quarters to employees at preferential prices under the housing reform policy as required by the PRC government. These losses were amortised using the straight-line method over the relevant employees' estimated expected average remaining service life of 20 years commencing January 1, 1998. In 2001, the estimated expected average remaining service life was revised to three to ten years as a result of the renewal of employment contracts with service periods ranging from three to ten years. The effect of the change is an increase in amortisation expense by Rmb5,115.

2. **SUMMARY OF PRINCIPAL ACCOUNTING POLICIES** *(Continued)*

(j) **Inventories**

Inventories are stated at the lower of cost or net realisable value. Cost is determined by the weighted average cost method. The cost of finished goods and work in progress comprises raw materials, direct labour, other direct costs and related production overheads, but excludes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses.

(k) **Provision for impairment of trade receivables**

Trade receivables are carried at original invoice amount less provision made for impairment of these receivables. Such provision for impairment of trade receivables is established if there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows. discounted at the market rate of interest for similar borrowers.

(l) **Cash and cash equivalents**

Cash and cash equivalents are carried in the balance sheets at cost and comprise cash on hand and bank deposits with maturities of three months or less from the time of purchase.

(m) **Deferred income tax**

Deferred income tax is provided, using the liability method, for temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used to determine deferred tax.

Deferred tax assets are recognised to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilised.

(n) **Borrowings**

Borrowings are recognised initially at the proceeds received, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortised cost using the effective yield method; any difference between proceeds (net of transaction costs) and the redemption value is recognised in the consolidated profit and loss account over the period of the borrowings.

(o) **Revenue recognition**

Sales are recognised upon delivery of products and customer acceptance, if any, or performance of services, net of sales taxes and discounts. Revenues are recognised only when the Group has transferred to the buyer the significant risks and rewards of ownership of the goods, and when the amount of revenue and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

(Amounts in thousands unless otherwise stated)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES *(Continued)*

(p) Research and development expenses

Research expenditure incurred is recognised as an expense. Cost incurred on development projects is recognised as intangible assets to the extent that such expenditure is expected to generate future economic benefits. Other development expenditures are recognised as an expense as incurred.

(q) Government revenue grants and subsidies

Government revenue grants and subsidies are recognised as income upon approval by the relevant government authorities, at which stage the eventual collectibility is assured.

(r) Retirement benefit plans

The Group contributes to the employee retirement benefit plan organised by the provincial government under which it is required to make monthly contributions to the plan. The provincial government undertakes to assume the retirement benefit obligations of all existing and future retired employees of the Group. Contributions to the plan are charged to expense as incurred.

(s) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

(t) Related parties

Related parties are corporations in which CNPC is a major beneficial shareholder and is able to exercise significant influence.

(u) New accounting developments

The International Accounting Standards Committee has recently issued IAS 39 "Financial Instruments: Recognition and Measurement (Revised 2000)" and IAS 40 "Investment Property", effective for financial statements covering periods beginning on or after January 1, 2001, and IAS 41 "Agriculture", effective for financial statements covering periods beginning on or after January 1, 2003. The Group has implemented IAS 39 commencing January 1, 2001 and the adoption of this new standard did not have a material impact on the Group's financial statements. IAS 40 clarifies the accounting for land use rights. The effect of adoption of IAS 17, as clarified by IAS 40, to the Group has been set out in note 2(a) above. The Group does not engage in agricultural activity, therefore IAS 41 is not currently applicable to the Group.

(Amounts in thousands unless otherwise stated)

3. TURNOVER

Turnover represents revenues from the sale of petroleum, petrochemical and chemical products. Analysis of turnover by segment is shown in Note 33.

4. LOSS BEFORE TAXATION

	2001 *RMB*	2000 *RMB*
Loss before taxation is arrived at after crediting and charging the following items:		
Crediting		
Government grants and subsidies	**(2,175)**	(1,297)
Charging		
Amortisation of housing subsidy cost (included in "administrative expenses")	**9,319**	4,204
Amortisation of intangible assets (included in "administrative expenses")	**69,988**	51,656
Auditors' remuneration	**2,700**	2,700
Cost of inventories (approximates cost of sales) recognised as expense	**12,541,889**	12,164,161
Depreciation on property, plant and equipment	**887,488**	811,168
Employee compensation costs (including directors' and supervisors' emoluments) *(Note 5)*	**449,560**	448,943
Employee separation costs and shut down of manufacturing asset *(Note 6)*	**-**	936,533
Loss on disposal of property, plant and equipment	**168**	8,410
Operating lease rentals on plant and machinery	**459**	2,184
Provision for impairment of receivables	**599,609**	60,938
Provision for diminution in value of inventories	**171,174**	18,100
Repair and maintenance	**251,382**	421,700
Research and development expenditure	**11,590**	11,245

5. EMPLOYEE COMPENSATION COSTS

	2001 *RMB*	2000 *RMB*
Wages and salaries	**279,380**	278,997
Retirement benefit cost	**107,740**	97,103
Staff welfare	**62,440**	72,843
	449,560	448,943

The Group participates in the retirement benefit plan organised by the provincial government under which it is required to make monthly contributions to the plan at 25% of the employees' basic salary for the relevant periods. The Group currently has no additional costs for the payment of retirement and other post-retirement benefits of employees other than the monthly contributions described above.

(Amounts in thousands unless otherwise stated)

6. EMPLOYEE SEPARATION COSTS AND SHUT DOWN OF MANUFACTURING ASSETS

During the year ended December 31, 2000 the Group recorded direct charges totalling Rmb936,533 directly related to management decisions to implement group-wide productivity improvement initiatives and write-down of certain less efficient manufacturing facilities.

These charges included the following:

	RMB
Employee separation costs *(a)*	297,639
Write-down of less efficient manufacturing facilities *(b)*	601,774
Write-off of inventories *(c)*	37,120
	936,533

(a) These costs were paid at the time of completion of separation procedures for approximately 7,000 employees.

(b) The charge represented the net book value of the related manufacturing facilities.

(c) The charge represented the inventories directly related to the above manufacturing facilities.

7. INTEREST EXPENSE

	2001 *RMB*	2000 *RMB*
Interest on		
Bank loans		
– wholly repayable within five years	**102,377**	350,539
– not wholly repayable within five years	**23,955**	39,856
Other loans		
– wholly repayable within five years	**454,547**	293,559
– not wholly repayable within five years	**52,743**	–
Less: Amounts capitalized	**(34,740)**	(42,830)
	598,882	641,124

Amounts capitalised are borrowing costs related to funds borrowed specifically for the purpose of constructing qualifying assets. Interest rates on such capitalised borrowings ranged from 5.50% to 6.03% (2000: 5.2% to 8.4%).

(Amounts in thousands unless otherwise stated)

8. EMOLUMENTS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Details of the directors' and supervisors' emoluments are as follows:

	2001 *RMB*	2000 *RMB*
Fees	**220**	267
Salaries, allowances and other benefits	**343**	129
Contribution to retirement benefit scheme	**12**	5
	575	401

The emoluments of the directors and supervisors fall within the following band:

	2001 Number	2000 Number
Nil – Rmb1,080	**16**	16

Fee for directors and supervisors disclosed above included Rmb45 (2000: Rmb37) paid to independent non-executive directors.

None of the directors and supervisors has waived their remuneration during the year ended December 31, 2001 (2000: nil).

The five highest paid individuals in the Group for each of the two years ended December 31, 2000 and December 31, 2001 were also directors or supervisors and their emoluments are reflected in the analysis presented above.

9. TAXATION

	2001 *RMB*	2000 *RMB*
PRC income tax	**812**	983
Deferred taxation *(Note 27)*	**–**	(59,493)
Share of tax of jointly controlled entities	**9**	–
	821	(58,510)

In accordance with the relevant PRC income tax rules and regulations, the enacted PRC income tax rate applicable to the Group is 33% (2000: 33%). Certain subsidiaries and jointly controlled entities are sino-foreign joint ventures and are entitled to certain tax concessions available to foreign investment production enterprises operating in the PRC. These tax concessions include a five-year tax holiday under which these enterprises are exempt from income tax for the first two years commencing from the first profitable year of operation followed by a 50% reduction in the income tax rate for three years thereafter.

(Amounts in thousands unless otherwise stated)

9. TAXATION *(Continued)*

The tax on the Group's profit before taxation differs from the theoretical amount that would arise using the basic tax rate in the PRC applicable to the Group as follows:

	2001	2000
	RMB	*RMB*
Loss before taxation	**(1,815,134)**	(877,343)
Tax calculated at a rate of 33%	**(598,994)**	(289,523)
Unrecognised deferred tax benefit arising from tax losses	**597,881**	252,629
Other	**1,934**	(21,616)
	821	(58,510)

Other primarily represents the deferred tax effect on the difference between the asset base under IAS and their tax base.

10. LOSS ATTRIBUTABLE TO SHAREHOLDERS

The loss attributable to shareholders is dealt with in the financial statements of the Company to the extent of Rmb1,842,978 (2000: Rmb902,985) for the year ended December 31, 2001.

11. BASIC AND DILUTED LOSS PER SHARE

Basic and diluted loss per share for the year ended December 31, 2001 have been computed by dividing net loss for the year by the weighted average number of 3,561,078,000 (2000: 3,551,025,000) shares issued and outstanding for the year.

There are no dilutive potential ordinary shares.

12. DIVIDEND

At the Annual General Meeting on June 15, 2000, a dividend in respect of 1999 of Rmb0.01 per share amounting to a total dividend of Rmb35,611 was approved. This dividend payable is accounted for in shareholders' equity as an appropriation of retained earnings in the year ended December 31, 2000. No dividend was declared in respect of 2000 and 2001.

(Amounts in thousands unless otherwise stated)

13. PROPERTY, PLANT AND EQUIPMENT

Group	Land use rights *RMB*	Buildings *RMB*	Plant and machinery *RMB*	Construction in progress *RMB*	Total *RMB*
Cost or valuation					
At December 31, 2000	1,087,358	1,537,650	12,023,658	488,466	15,137,132
Adjustment of land use rights at January 1, 2001 *(note 2(a))*	(1,087,358)	–	–	–	(1,087,358)
Additions	–	6,210	27,076	833,572	866,858
Transfers	–	18,503	119,257	(137,760)	–
Transfers to an associated company *(note (a))*	–	(3,867)	(29,641)	–	(33,508)
Disposals and write off	–	–	(291)	–	(291)
At December 31, 2001	**–**	**1,558,496**	**12,140,059**	**1,184,278**	**14,882,833**
Accumulated depreciation					
At December 31, 2000	136,878	345,912	3,237,045	–	3,719,835
Adjustment of land use rights at January 1, 2001 *(note 2(a))*	(136,878)	–	–	–	(136,878)
Charge for the year	–	123,348	764,140	–	887,488
Transfers to an associated company *(note (a))*	–	(1,589)	(12,177)	–	(13,766)
Disposals and write off	–	–	(123)	–	(123)
At December 31, 2001	**–**	**467,671**	**3,988,885**	**–**	**4,456,556**
Net book value					
At December 31, 2001	**–**	**1,090,825**	**8,151,174**	**1,184,278**	**10,426,277**
At December 31, 2000	950,480	1,191,738	8,786,613	488,466	11,417,297
Analysis of cost or valuation					
At 1995 valuation	–	667,516	1,642,888	–	2,310,404
At cost	–	890,980	10,497,171	1,184,278	12,572,429
	–	1,558,496	12,140,059	1,184,278	14,882,833
Carrying value of the fixed assets had they been stated at cost less accumulated depreciation	–	1,079,961	8,142,926	1,184,278	10,407,165

(a) In December 2001, the Company transferred fixed assets totalling Rmb19,742 to an associated company, Jilin Lianli Industrial Co., Ltd. ("Lianli"), as part of the capital contributions to Lianli (Note 16).

(Amounts in thousands unless otherwise stated)

13. **PROPERTY, PLANT AND EQUIPMENT** *(Continued)*

Company	Land use rights *RMB*	Buildings *RMB*	Plant and machinery *RMB*	Construction in progress *RMB*	Total *RMB*
Cost or valuation					
At December 31, 2000	1,085,481	1,506,355	11,712,769	488,466	14,793,071
Adjustment of land use rights at January 1, 2001 *(note 2(a))*	(1,085,481)	–	–	–	(1,085,481)
Additions	–	–	20,412	833,572	853,984
Transfers	–	18,503	119,257	(137,760)	–
Transfers to an associated company and a subsidiary *(note (b))*	–	(48,931)	(79,082)	–	(128,013)
Disposals and write off	–	–	(291)	–	(291)
At December 31, 2001	**–**	**1,475,927**	**11,773,065**	**1,184,278**	**14,433,270**
Accumulated depreciation					
At December 31, 2000	136,475	336,848	3,110,948	–	3,584,271
Adjustment of land use rights at January 1, 2001 *(note 2(a))*	(136,475)	–	–	–	(136,475)
Charge for the year	–	121,941	740,516	–	862,457
Transfers to an associated company and a subsidiary *(note (b))*	–	(18,644)	(47,089)	–	(65,733)
Disposals and write off	–	–	(123)	–	(123)
At December 31, 2001	**–**	**440,145**	**3,804,252**	**–**	**4,244,397**
Net book value					
At December 31, 2001	**–**	**1,035,782**	**7,968,813**	**1,184,278**	**10,188,873**
At December 31, 2000	949,006	1,169,507	8,601,821	488,466	11,208,800
Analysis of cost or valuation					
At 1995 valuation	–	659,990	1,538,096	–	2,198,086
At cost	–	815,937	10,234,969	1,184,278	12,235,184
	–	1,475,927	11,773,065	1,184,278	14,433,270
Carrying value of the fixed assets had they been stated at cost less accumulated depreciation	–	1,024,918	7,960,565	1,184,278	10,169,761

(b) In addition to the transfers to Lianli as described above, in February 2001, the Company transferred fixed assets with net book value of Rmb42,538 to a subsidiary, Jilin Jihua Jianxiu Co., Ltd., as part of the capital contributions to this subsidiary (Note 14).

(Amounts in thousands unless otherwise stated)

13. PROPERTY, PLANT AND EQUIPMENT *(Continued)*

As part of the Restructuring described in note 1 and as required by the relevant PRC regulations, a valuation of all of the contributed fixed assets and land use rights was carried out as of September 30, 1994 by China Assets Appraisal Co., Ltd., a firm of independent valuers registered in the PRC. The valuation was performed in order to determine the fair value of such contributed fixed assets and land use rights and establish amounts for share capital and capital reserve. The valuation of fixed assets was based on market value where available or depreciated replacement cost where market value was not available. The valuation of land use rights was based on the standard land price determined by the Jilin Province Land Bureau. The value at which the above contributed fixed assets and land use rights were assumed by the Company was determined at Rmb2,834,034 and Rmb1,088,843, respectively.

In connection with the application for listing of the Company's shares on The Stock Exchange of Hong Kong Limited, the Company engaged American Appraisal Hong Kong Limited, independent valuers in Hong Kong, to perform a valuation of all of the Group's fixed assets as of February 28, 1995. The valuation, which was based on the market value where available or depreciated replacement costs where market value was not available, resulted in an additional surplus of Rmb29,033. The surplus arising from the valuation was credited to the revaluation reserve.

The effect of the revaluation of Rmb29,033 was to increase the depreciation charge for fixed assets by approximately Rmb1,452 (2000: Rmb1,452) for the current year.

Revaluations of fixed assets are to be performed periodically by independent qualified professionals. However, as at December 31, 2001, the directors of the Company have reviewed the carrying value of the Group's property, plant and equipment as at December 31, 2001 and on the basis of the review exercise undertaken, are of the opinion that the fair value is not materially different from the carrying amount.

14. SUBSIDIARIES

	Company	
	2001	2000
	RMB	*RMB*
Unlisted investments, at cost	**113,461**	70,397
Less: Provision for impairment loss	**(19,251)**	(19,251)
	94,210	51,146
Amounts due from subsidiaries	**50,864**	62,775
	145,074	113,921

All subsidiaries are unlisted companies with limited liability established and operating in the PRC.

(Amounts in thousands unless otherwise stated)

14. SUBSIDIARIES *(Continued)*

Particulars of principal subsidiaries are set out as follows:

Company name	Paid-up capital *RMB*	Type of legal entity	Attributable equity interest *(%)*	Principal activities
Jilin Jihua Jianxiu Co., Limited	45,200	Limited liability company	99	Construction of piping and pressurised containers
Jilin Xinhua Nitrochloro-benezene Company Limited	25,668	Limited liability company	75	Manufacture and sales of nitrochloro-benzene
Jilin Winsway Chemical Industrial Store and Transport Limited	51,454	Sino-foreign equity joint venture	70	Provision of transportation services for chemical products
Jilin City Songmei Acetic Co., Ltd.	72,000	Sino-foreign co-operative joint venture	66	Manufacture of acetic acid

All interests in subsidiaries are held directly by the Company.

Except for Jilin Jihua Jianxiu Co., Limited, which was established on February 12, 2001, there were no changes in the interests held in other subsidiaries in 2000 and 2001.

15. INTERESTS IN JOINTLY CONTROLLED ENTITIES

	Group and Company	
	2001	2000
	RMB	*RMB*
Share of net assets	**282,499**	243,774

All jointly controlled entities are unlisted companies with limited liability established and operating in the PRC.

(Amounts in thousands unless otherwise stated)

15. INTERESTS IN JOINTLY CONTROLLED ENTITIES *(Continued)*

Particulars of jointly controlled entities are set out as follows:

Company name	Paid-up capital *RMB*	Attributable equity interest *(%)*	Principal activities
Jilian (Jilin) Petrochemicals Limited ("Jilian")	416,972	65	Manufacture of petrochemical products
Jilin Province BASF JCIC NPG Co., Ltd.	150,000	40	Manufacture of petrochemical products

The Company has a 65% equity interest in Jilian and has four of the seven votes of the board of directors of Jilian. The Company, however, does not have the ability to exercise control over Jilian's board as unanimous approval is required for significant board resolutions. Accordingly, Jilian is accounted for as a jointly controlled entity.

There were no changes in the interests held in these jointly controlled entities in 2000 and 2001.

A summary of the financial position and operating results of the jointly controlled entities is as follows:

			Group's share	
	2001 *RMB*	2000 *RMB*	**2001** *RMB*	2000 *RMB*
Non-current assets	**986,561**	1,068,973	**608,549**	657,585
Current assets	**396,473**	411,964	**247,449**	253,076
Current liabilities	**720,999**	853,618	**460,282**	540,678
Non-current liabilities	**128,036**	208,585	**76,842**	126,200
Turnover	**913,717**	186,009	**565,449**	95,815
Gross profit	**131,974**	86,841	**80,529**	32,012
Other (expense)/income	**(66,839)**	9,740	**(39,934)**	5,415
Profit before taxation	**65,135**	96,581	**40,595**	37,427
Taxation	**(14)**	–	**(9)**	–
Profit after taxation	**65,121**	96,581	**40,586**	37,427

(Amounts in thousands unless otherwise stated)

16. INVESTMENT IN AN ASSOCIATED COMPANY

	Group and Company	
	2001	2000
	RMB	*RMB*
Share of net assets	**18,784**	–

The associated company is an unlisted company with limited liability established and operating in the PRC.

Particulars of the associated company are set out as follows:

Company name	Paid-up capital *RMB*	Attributable equity interest *(%)*	Principal activities
Jilin Lianli Industrial Co., Ltd.	42,214	47	Wholesaling and retailing of chemical products

17. INTANGIBLE ASSETS

	Group and Company		
	Technical know-how	Housing subsidy cost	Total
	RMB	*RMB*	*RMB*
Cost			
At December 31, 2000 and 2001	631,772	84,089	715,861
Accumulated amortisation			
At December 31, 2000	155,251	12,612	167,863
Charge for the year	69,988	9,319	79,307
At December 31, 2001	225,239	21,931	247,170
Net book value			
At December 31, 2001	406,533	62,158	468,691
At December 31, 2000	476,521	71,477	547,998

(Amounts in thousands unless otherwise stated)

18. INVENTORIES

	Group		Company	
	2001	2000	**2001**	2000
	RMB	*RMB*	***RMB***	*RMB*
Raw materials				
– at cost	**258,392**	662,768	**258,392**	662,768
– at net realisable value	**211,858**	21,453	**211,858**	21,453
Work in progress				
– at cost	**80,763**	201,646	**79,298**	198,526
– at net realisable value	**65,041**	24,703	**65,041**	24,703
Finished goods				
– at cost	**98,446**	479,512	**89,459**	477,186
– at net realisable value	**139,042**	58,044	**139,042**	56,735
Spare parts				
– at cost	**7,861**	271,161	**7,861**	271,161
– at net realisable value	**312,509**	91,464	**312,509**	91,464
Low value consumables and packing materials				
– at cost	**5,904**	9,963	**5,904**	9,963
– at net realisable value	**–**	–	**–**	–
	1,179,816	1,820,714	**1,169,364**	1,813,959

19. VALUE ADDED TAX RECOVERABLE

This represents the amount of value added tax ("VAT") paid by the Group and the Company in respect of purchases in excess of the amount of VAT payable on sales. This amount is available for offset against future VAT payable on the sales of the Group and the Company.

20. ACCOUNTS RECEIVABLE

	Group		Company	
	2001	2000	**2001**	2000
	RMB	*RMB*	***RMB***	*RMB*
Due from third parties	**1,059,553**	1,264,821	**1,019,469**	1,251,358
Due from related parties				
– PetroChina Group Companies	**184,290**	1,298,781	**169,990**	1,298,781
– CNPC Group Companies	**780**	22,770	**780**	22,770
– JCGC Group Companies	**376,415**	358,963	**376,205**	358,963
– Jointly controlled entities	**455**	14,521	**455**	14,521
	1,621,493	2,959,856	**1,566,899**	2,946,393
Less: Provision for impairment loss	**(840,378)**	(240,777)	**(840,375)**	(240,724)
	781,115	2,719,079	**726,524**	2,705,669

Amounts due from related parties are interest free, unsecured and repayable in accordance with normal commercial terms.

(Amounts in thousands unless otherwise stated)

20. ACCOUNTS RECEIVABLE *(Continued)*

The ageing analysis of accounts receivable at December 31, 2001 is as follows:

	Group		Company	
	2001	2000	**2001**	2000
	RMB	*RMB*	***RMB***	*RMB*
Within 1 year	**272,862**	2,349,901	**219,857**	2,346,438
Between 1 to 2 years	**795,515**	342,705	**793,926**	342,544
Between 2 to 3 years	**295,705**	105,083	**295,705**	105,083
Over 3 years	**257,411**	162,167	**257,411**	152,328
	1,621,493	2,959,856	**1,566,899**	2,946,393

In 2001, the Group generally offers its customers credit terms of no more than 120 days, except for certain selected customers.

21. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	Group		Company	
	2001	2000	**2001**	2000
	RMB	*RMB*	***RMB***	*RMB*
Other receivables	**164,994**	142,484	**112,954**	136,593
Amounts due from related parties				
– PetroChina Group Companies	**40,234**	344,998	**40,234**	344,998
– JCGC Group Companies	**163,045**	–	**163,045**	–
– Jointly controlled entities	**50,611**	77,707	**50,611**	77,707
Advances to suppliers	**104,013**	276,066	**103,511**	251,867
Prepaid expenses	**62,724**	60,361	**62,453**	60,172
	585,621	901,616	**532,808**	871,337
Less: Provision for impairment loss	**(23,465)**	(23,457)	**(23,465)**	(23,457)
	562,156	878,159	**509,343**	847,880

22. CASH AND CASH EQUIVALENTS

	Group		Company	
	2001	2000	**2001**	2000
	RMB	*RMB*	***RMB***	*RMB*
Cash at bank and on hand	**36,917**	228,964	**25,161**	198,701

The weighted average effective interest rate on bank deposits was 0.99% (2000: 0.99%) for the year ended December 31, 2001.

(Amounts in thousands unless otherwise stated)

23. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	Group		Company	
	2001	2000	**2001**	2000
	RMB	*RMB*	***RMB***	*RMB*
Trade payables	**596,604**	534,761	**588,363**	543,048
Advances from customers	**193,928**	131,297	**178,368**	118,963
Salaries and welfare payable	**13,741**	1,640	**11,237**	1,340
Dividends payable to minority interests	**1,150**	–	**–**	–
Other payables	**259,387**	726,103	**256,313**	724,856
Amounts due to related parties				
– PetroChina Group Companies	**–**	24,331	**–**	24,331
– CNPC Group Companies	**3,302**	–	**3,302**	–
– JCGC Group Companies	**85,865**	–	**85,045**	–
	1,153,977	1,418,132	**1,122,628**	1,412,538

Amounts due to related parties are interest free, unsecured and repayable in accordance with normal commercial terms.

The ageing analysis of trade payables at December 31, 2001 is as follows:

	Group		Company	
	2001	2000	**2001**	2000
	RMB	*RMB*	***RMB***	*RMB*
Within 1 year	**455,456**	408,242	**447,215**	416,529
Between 1 to 2 years	**71,500**	65,164	**71,500**	65,164
Between 2 to 3 years	**41,515**	33,417	**41,515**	33,417
Over 3 years	**28,133**	27,938	**28,133**	27,938
	596,604	534,761	**588,363**	543,048

(Amounts in thousands unless otherwise stated)

24. BORROWINGS

(a) Short-term borrowings

	Group		Company	
	2001	2000	**2001**	2000
	RMB	*RMB*	***RMB***	*RMB*
Bank loans – unsecured *(note (i))*	**118,600**	639,440	**–**	549,440
Loans from a fellow subsidiary *(note (ii))*	**3,020,000**	1,350,000	**3,020,000**	1,350,000
	3,138,600	1,989,440	**3,020,000**	1,899,440
Current portion of long-term borrowings	**402,885**	1,054,391	**402,885**	1,054,391
	3,541,485	3,043,831	**3,422,885**	2,953,831

(i) At December 31, 2001, unsecured bank loans include loans totalling Rmb98,600 (2000: Rmb90,000) guaranteed by Jilian and loans totalling Rmb20,000 (2000: nil) guaranteed by a customer of the Group. The loans bear interest at a rate of 6.435% (2000: 6.435%) per annum.

(ii) The outstanding loans are part of the borrowing facilities provided by China Petroleum Finance Company Limited ("CP Finance"), a subsidiary of CNPC and a non-bank financial institution approved by the People's Bank of China, totalling Rmb5 billion. The loans are unsecured and bear interest at a rate of 5.505% (2000: 5.265%) per annum. On March 18, 2002, CP Finance extended the borrowing facilities to December 31, 2003.

(Amounts in thousands unless otherwise stated)

24. BORROWINGS *(Continued)*

(b) Long-term borrowings

	Interest rate and final maturity	Group and Company 2001 *RMB*	2000 *RMB*
Renminbi-denominated loans			
Industrial and Commercial Bank of China	Majority variable interest rates ranging from 5.94% to 6.03% per annum as of December 31, 2001, with maturities through 2004	**56,550**	75,710
Bank of Communications	Fixed interest rate at 5.94% in 2001	**–**	500,000
Agricultural Bank of China	Fixed interest rate at 5.94% per annum as of December 31, 2001, with maturities through 2003	**190**	96,190
Environment Protection Bureau	Fixed interest rate at 5.04% in 2001 as of December 31, 2001, and floating interest rate set by government in the following year, with maturities through 2003	**400**	1,600
CP Finance	Majority variable interest rates ranging from 5.59% to 5.83% per annum as of December 31, 2001, with maturities through 2007	**3,796,400**	3,394,650
CP Finance	Fixed interest rate at 4.50% in 2001	**–**	1,000,000
JCGC Group Companies	Interest free as of December 31, 2000, with maturities through 2001	**–**	1,000,000

(Amounts in thousands unless otherwise stated)

24. BORROWINGS *(Continued)*

(b) Long-term borrowings *(Continued)*

	Interest rate and final maturity	Group and Company 2001 *RMB*	2000 *RMB*
US dollar – denominated loans			
Construction Bank of China	Majority variable interest rates ranging from 8.38% to 8.66% per annum as of December 31, 2001, with maturities through 2010	**432,474**	481,186
China Development Bank	Fixed interest rate at 5.50% in 2001 as of December 31, 2001, and floating interest rate set by government in the following years, with maturities through 2012	**736,292**	317,373
JCGC Group Companies	Majority variable interest rates ranging from 4.10% to 8.30% per annum as of December 31, 2001, with maturities through 2007	**997,811**	1,282,313
Japanese Yen – denominated loans			
JCGC Group Companies	Majority variable interest rates ranging from 4.10% to 8.30% per annum as of December 31, 2001, with maturities through 2007	**269,320**	366,649
Deutsche Mark – denominated loans			
JCGC Group Companies	Majority variable interest rates ranging from 4.10% to 8.30% per annum as of December 31, 2001, with maturities through 2007	**99,011**	118,821
Total long-term borrowings		**6,388,448**	8,634,492
Less: Current portion of long-term borrowings		**(402,885)**	(1,054,391)
		5,985,563	7,580,101

(Amounts in thousands unless otherwise stated)

24. BORROWINGS *(Continued)*

(b) Long-term borrowings *(Continued)*

At December 31, 2001, the Group's long-term borrowings included loans totalling Rmb190 (2000: Rmb96,190) guaranteed by JCGC.

At December 31, 2001, long-term borrowings of Rmb1,366,142 (2000: Rmb1,767,783) from JCGC Group Companies were borrowed from certain banks through JCGC Group Companies.

The exposure of the borrowings of the Group to interest rate changes and the periods in which the borrowings reprice are as follows:

	Group		Company	
	2001	2000	**2001**	2000
	RMB	*RMB*	***RMB***	*RMB*
6 months or less	**508,411**	780,243	**494,411**	780,243
6 – 12 months	**7,679,141**	7,632,257	**7,574,541**	7,542,257
1-5 years	**1,047,522**	1,657,581	**1,047,522**	1,657,581
Over 5 years	**291,974**	553,851	**291,974**	553,851
	9,527,048	10,623,932	**9,408,448**	10,533,932

The weighted average effective interest rates at the balance sheet date are as follows:

	Group		Company	
	2001	2000	**2001**	2000
	RMB	*RMB*	***RMB***	*RMB*
Total borrowings				
– at fixed rates	**4,937,221**	6,582,928	**4,818,621**	6,492,928
– at variable rates	**4,589,827**	4,041,004	**4,589,827**	4,041,004
	9,527,048	10,623,932	**9,408,448**	10,533,932
Weighted average effective interest rates:				
– bank loans	6.58%	7.16%	6.58%	7.16%
– loans from related parties	5.65%	5.93%	5.65%	5.93%
– other	5.04%	4.86%	5.04%	4.86%

(Amounts in thousands unless otherwise stated)

24. BORROWINGS *(Continued)*

The carrying amounts and fair values of long-term borrowings are as follows:

	Group and Company			
	Carrying values		Fair values	
	2001	2000	**2001**	2000
	RMB	*RMB*	***RMB***	*RMB*
Bank loans	**1,225,506**	1,470,459	**1,218,591**	1,484,633
Loans from related parties	**5,162,542**	7,162,433	**5,203,582**	7,206,407
Other	**400**	1,600	**390**	1,564
	6,388,448	8,634,492	**6,422,563**	8,692,604

The fair values are based on discounted cash flows using applicable discount rates based upon the prevailing market rates of interest available to the Group for financial instruments with substantially the same terms and characteristics at the balance sheet date. Such discount rates ranged from 1.15% to 6.49% as of December 31, 2001 depending on the type of the borrowings. The carrying amounts of short-term borrowings approximate their fair value.

Maturities of long-term borrowings at the balance sheet date are as follows:

	Group and Company	
	2001	2000
	RMB	*RMB*
Bank loans		
– within one year	**139,332**	353,991
– between one to two years	**173,050**	29,400
– between two to five years	**435,430**	527,150
– after five years	**477,694**	559,918
	1,225,506	1,470,459

	Group and Company	
	2001	2000
	RMB	*RMB*
Loans from related parties		
– within one year	**263,153**	700,000
– between one to two years	**1,729,573**	283,742
– between two to five years	**2,028,139**	4,769,001
– after five years	**1,141,677**	1,409,690
	5,162,542	7,162,433

(Amounts in thousands unless otherwise stated)

24. BORROWINGS *(Continued)*

	Group and Company	
	2001	2000
	RMB	*RMB*
Other loans		
– within one year	**400**	400
– between one to two years	**–**	1,200
	400	1,600

25. SHARE CAPITAL

	Company	
	2001	2000
	RMB	*RMB*
Registered, issued and fully paid:		
– 2,396,300,000 state-owned shares of Rmb1.00 each	**2,396,300**	2,396,300
– 964,778,000 H shares and ADS of Rmb1.00 each	**964,778**	964,778
– 200,000,000 A shares of Rmb1.00 each	**200,000**	200,000
	3,561,078	3,561,078

On January 27, 2000, the Company issued 150,000,000 A shares at a price of Rmb3.3 per share. The proceeds, net of issuing expenses, totalled Rmb485 million.

The state-owned shares, H shares, A shares and ADS rank para passu in all respects.

(Amounts in thousands unless otherwise stated)

26. RESERVES

	Capital reserve *RMB*	Revaluation reserve *RMB*	Statutory common reserve fund *RMB* *(note (a))*	Statutory common welfare fund *RMB* *(note (b))*	Discretionary common reserve fund *RMB* *(note (c))*	Total *RMB*
Group						
Balance at January 1, 2000	1,945,574	16,392	154,633	140,997	329,595	2,587,191
Issue of 150,000,000 A shares	335,518	–	–	–	–	335,518
Transfer to retained earnings on realisation of revaluation reserve	–	(4,072)	–	–	–	(4,072)
Transfer from retained earnings to reserves	–	–	321	–	70,696	71,017
Write back of payable to JCGC in respect of housing subsidy, net of tax *(note (e))*	60,502	–	–	–	–	60,502
Balance at December 31, 2000	2,341,594	12,320	154,954	140,997	400,291	3,050,156
Adjustment of land use rights at January 1, 2001 *(note 2(a))*	(950,480)	–	–	–	–	(950,480)
Transfer to retained earnings on realisation of revaluation reserve	–	(973)	–	–	–	(973)
Transfer from retained earnings to reserves *(note (d))*	–	–	4,823	–	–	4,823
Balance at December 31, 2001	**1,391,114**	**11,347**	**159,777**	**140,997**	**400,291**	**2,103,526**
Company						
Balance at January 1, 2000	1,945,574	16,392	152,443	140,997	329,595	2,585,001
Issue of 150,000,000 A shares	335,518	–	–	–	–	335,518
Transfer to retained earnings on realisation of revaluation reserve	–	(4,072)	–	–	–	(4,072)
Transfer from retained earnings to reserves	–	–	–	–	70,696	70,696
Write back of payable to JCGC in respect of housing subsidy, net of tax *(note (e))*	60,502	–	–	–	–	60,502
Balance at December 31, 2000	2,341,594	12,320	152,443	140,997	400,291	3,047,645
Adjustment of land use rights at January 1, 2001 *(note 2(a))*	(950,480)	–	–	–	–	(950,480)
Transfer to retained earnings on realisation of revaluation reserve	–	(973)	–	–	–	(973)
Balance at December 31, 2001	**1,391,114**	**11,347**	**152,443**	**140,997**	**400,291**	**2,096,192**

(Amounts in thousands unless otherwise stated)

26. RESERVES *(Continued)*

(a) Pursuant to PRC regulations and the Company's Articles of Association, the Company is required to transfer 10% of its net profit, as determined under the PRC accounting regulations, to statutory common reserve fund until the fund aggregates to 50% of the Company's registered capital. The transfer to this reserve must be made before distribution of dividend to shareholders.

The statutory common reserve fund shall only be used to make good previous years' losses, to expand the Company's production operations, or to increase the capital of the Company. Upon approval by a resolution of shareholders' general meeting, the Company may convert its statutory common reserve fund into share capital and issue bonus shares to existing shareholders in proportion to their original shareholdings or to increase the nominal value of each share currently held by them, provided that the balance of the reserve fund after such issue is not less than 25% of the registered capital.

Since the Company incurred a net loss for the current year, no appropriation to the statutory common reserve was made in 2001 (2000: nil).

(b) Pursuant to the PRC regulations and the Company's Articles of Association, the Company is required to transfer 5% to 10% of its net profit, as determined under the PRC accounting regulations, to the statutory common welfare fund. This fund can only be used to provide staff welfare facilities and other collective benefits to the Company's employees. This fund is non-distributable other than in liquidation.

Since the Company incurred net loss for the current year, no appropriation to the statutory public welfare fund was made in 2001 (2000: nil).

(c) Transfer to the discretionary common reserve fund is subject to approval by the shareholders at general meeting. Its usage is similar to that of the statutory common reserve fund.

No transfer to the discretionary reserve fund has been proposed by the Board of Directors.

(d) In 2001, the Company's subsidiaries, Jilin Winsway Chemical Industrial Store and Transportation Ltd. and Jilin City Songmei Acetic Co., Ltd., Sino-foreign joint ventures, each made an appropriation to the statutory common reserve fund of which Rmb216 (2000: Rmb321) and Rmb4,607 (2000: nil) respectively, was attributable to the Group.

(e) In 2000, capital reserve of Rmb60,502 represents the write back of housing subsidy which was payable to JCGC (net of deferred tax of Rmb23,587). The write back was a result of the reorganisation of CNPC and PetroChina under which PetroChina agreed to bear the cost of the housing subsidy.

(f) The Company's distributable reserve at December 31, 2001 under the PRC accounting regulations is nil (2000: nil).

(Amounts in thousands unless otherwise stated)

27. DEFERRED TAXATION

Deferred taxation is calculated on temporary differences under the liability method using a principal tax rate of 33% (2000: 33%).

The movements in the deferred taxation account are as follows:

	Group and Company	
	2001	2000
	RMB	*RMB*
At beginning of year	–	35,906
Transfer to profit and loss account *(Note 9)*	–	(59,493)
Transfer from capital reserve *(Note 26 (e))*	–	23,587
At end of year	–	–

Deferred tax balances are attributable to the following items:

	Group and Company	
	2001	2000
	RMB	*RMB*
Deferred tax liabilities:		
Non-current:		
Revaluation on fixed assets	**4,780**	5,259
Exchange gain in respect of loans borrowed for fixed assets	**25,542**	27,954
Loan interest capitalised in construction in progress	–	5,913
Deferred tax effect on housing subsidy	**20,513**	22,200
Total deferred tax liabilities	**50,835**	61,326
Deferred tax assets:		
Current:		
Unrealised gain on inventories	–	3,394
Non-current:		
Tax losses	**50,835**	57,932
Total deferred tax assets	**50,835**	61,326
Net deferred tax balance	–	–

Deferred income tax assets are recognised for tax loss carry forwards to the extent that realisation of the related tax benefit through future taxable income is probable. The Group has unrecognised tax losses of Rmb2,577,304 (2000: Rmb765,542) to carry forward against future taxable income. In accordance with PRC tax law, tax loss can be carried forward against future taxable income for a period of five years, accordingly the above tax losses will expire in 2005 and 2006 respectively.

(Amounts in thousands unless otherwise stated)

28. CASH FLOWS FROM OPERATING ACTIVITIES

	2001	2000
	RMB	*RMB*
Loss before taxation	**(1,815,134)**	(877,343)
Adjustments for:		
Depreciation and amortisation	**966,795**	867,028
Provision for impairment of receivables	**599,609**	60,938
Provision for diminution in value of inventories	**171,174**	55,220
Loss on disposal of property, plant and equipment	**168**	610,184
Share of profit of jointly controlled entities	**(40,595)**	(37,427)
Share of loss of an associated company	**1,259**	–
Interest income	**(3,431)**	(4,987)
Interest expense	**598,882**	641,124
Changes in working capital:		
Accounts and other receivables	**1,698,633**	(363,212)
Inventories	**469,724**	(300,751)
Payables and accrued liabilities	**(264,825)**	(444,187)
CASH GENERATED FROM OPERATIONS	**2,382,259**	206,587
Interest received	**3,431**	4,987
Interest paid	**(609,028)**	(682,880)
Income taxes paid	**(4,204)**	(74,231)
NET CASH PROVIDED BY/(USED FOR) OPERATING ACTIVITIES	**1,772,458**	(545,537)

The majority of the change in accounts and other receivables in 2001 relates to a related parties payment.

29. FINANCIAL INSTRUMENTS

The Group's operations expose it to various financial risks, including credit risk, foreign exchange risk and interest rate risk. While the Group has not used derivative financial instruments for hedging or trading purposes, it focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on its financial performance. The Group's senior management has written policies covering specific financial risks indicated above.

(a) Credit risk

The Group has no significant concentration of credit risk. The carrying amounts of accounts receivable included in the balance sheet represent the Group's maximum exposure to credit risk in relation to its financial assets. No other financial assets carry a significant exposure to credit risk. Cash is placed with state-owned banks and financial institutions.

29. FINANCIAL INSTRUMENTS *(Continued)*

(b) Foreign exchange risk

The Group operates in the PRC and has no significant exposure to any specific foreign currency. The Group is exposed to foreign exchange risk arising from various currency exposures primarily with respect to borrowings denominated in foreign currencies (see Note 24).

(c) Interest rate risk

The Group has no significant interest-bearing assets, as such its income and operating cash flows are substantially independent of changes in market interest rates. The Group sometimes borrows at variable rates and these represent the Group's maximum exposure to interest rate risk in relation to its financial liabilities.

(d) Liquidity risk

The Group depends upon cash flows from operations, bank loans and equity financing to satisfy its liquidity and capital needs. Management reviews the Group's working capital and liquidity portion on a regular basis to ensure it has sufficient resources to meet its working capital needs. In addition, management also aims at maintaining flexibility in funding by keeping committed credit lines available.

(e) Fair values

The carrying amounts of the following financial assets and financial liabilities, after provisions made, approximate to their fair value: cash, trade receivables and payables, other receivables and payables, short-term borrowings and floating rate long-term borrowings.

30. CAPITAL COMMITMENTS

	2001	2000
	RMB	*RMB*
Contracted but not provided for in respect of plant and equipment	**418,056**	137,596

(Amounts in thousands unless otherwise stated)

31. MAJOR CUSTOMERS

The Group's major customers are as follows:

	2001		2000	
	Revenue *RMB*	**% to total revenue** *%*	Revenue *RMB*	% to total revenue *%*
PetroChina Group Companies	**6,358,786**	**51**	7,247,669	55
JCGC Group Companies	**657,211**	**5**	119,396	1
	7,015,997	**56**	7,367,065	56

32. RELATED PARTY TRANSACTIONS

The Company is a subsidiary of PetroChina which is part of a larger group of companies under CNPC. The Group has extensive transactions with members of the CNPC group. In addition to the related party information shown elsewhere in the financial statements, the following is a summary of the significant transactions entered into in the normal course of business between the Group and entities controlled by CNPC during the year:

	Notes	**2001** *RMB*	2000 *RMB*
PetroChina Group Companies			
Purchase of crude oil	*(a)*	**6,738,177**	7,930,123
Purchase of materials	*(a)*	**751,840**	629,369
Sale of gasoline	*(b)*	**1,820,000**	1,855,183
Sale of diesel oil	*(b)*	**2,543,500**	2,436,329
Sale of petrochemical goods	*(b)*	**1,995,286**	2,956,157
JCGC Group Companies			
Sale of goods	*(c)*	**657,215**	119,396
Sub-contracting fees	*(d)*	**24,353**	28,877
Construction of fixed assets	*(e)*	**113,214**	145,660
Purchase of materials and spare parts	*(f)*	**148,957**	24,065
Fees for welfare and support services	*(g)*	**127,444**	202,784
CNPC Group Companies			
Interest expense	*(h)*	**388,251**	215,728

32. RELATED PARTY TRANSACTIONS *(Continued)*

(a) Represents purchase of crude oil, naphtha, benzene, etc. on normal commercial terms at market prices.

(b) Represents sale of diesel oil, gasoline, ethylene, etc. on normal commercial terms at market prices.

(c) Represents sale of refinery products, chemical products, etc. on normal commercial terms at market prices.

(d) Represents processing fee for semi-finished products on normal commercial terms at market prices.

(e) Represents construction fee of fixed assets of the Group at regulated prices, market prices or cost as provided in the service agreement between the Group and JCGC Group Companies.

(f) Represents purchase of spare parts, low value consumables etc. on normal commercial terms at market prices.

(g) Fees for welfare and support services are based on state regulated prices, market prices or cost as provided in the service agreement between the Group and JCGC Group Companies.

(h) Represents interest expense for borrowings from CP Finance.

The Company's Board of Directors has approved the transactions listed above and confirmed that:

(i) the transactions have been entered into by the Group in the ordinary and usual course of its business;

(ii) the transactions have been entered into either (a) on normal commercial terms (by reference to transactions of a similar nature made by similar entities within the PRC) or (b) where there was no comparison available, on terms that were fair and reasonable so far as the shareholders of the Company are concerned;

(iii) the transactions have been entered into either (a) in accordance with the terms of the agreement governing each transaction or (b) where there is no such agreement, on terms no less favorable than terms available to third parties;

32. RELATED PARTY TRANSACTIONS *(Continued)*

(iv) the transactions entered into by the Group with PetroChina Group Companies, JCGC Group Companies and CNPC Group Companies have been:

(a) conducted on normal commercial terms in the ordinary and usual course of business;

(b) of a total value not exceeding the relevant annual caps set forth below for the year ended December 31, 2001

Related party transactions	Annual cap as percentage to turnover
Purchase of crude oil	65%
Sale of gasoline	30%
Sale of diesel oil	22%
Purchase of materials	17%
Sale of petrochemical products, synthetic rubber products, dyestuff and dye intermediates	32%

(c) fair and reasonable so far as the shareholders of the Company are concerned; and

(d) entered into in accordance with the relevant prevailing market prices and, in the case of liquid ammonia, at an agreed price which is not more that 5% above or below the relevant prevailing market price, and on terms no less favorable than terms available from independent third parties.

33. SEGMENT INFORMATION

(a) Primary reporting format – business segments

The Group is principally engaged in the following four business segments in the PRC: petroleum products, petrochemical and organic chemical products, chemical fertilizers and inorganic chemicals, and synthetic rubber products.

(i) The petroleum products segment is engaged in the production of gasoline, diesel oil, solvent oil and other by-products such as lubricants. While certain of the intermediate petrochemicals produced by the Group are used as raw materials in the production of other petrochemicals, a substantial portion is sold to outside customers.

(ii) The petrochemical and organic chemical products segment primarily produces ethanol, acetic acid and acetic anhydride.

(iii) The chemical fertilizers and inorganic chemicals segment principally produces ammonium nitrate, urea, ammonium chloride, sulphuric acid and slag.

(iv) The synthetic rubber products segment primarily produces styrene-butadiene-rubber.

(Amounts in thousands unless otherwise stated)

33. SEGMENT INFORMATION *(Continued)*

(a) Primary reporting format – business segments *(Continued)*

In addition to these four major business segments, the other segment includes utilities, maintenance and other related services.

The accounting policies of the operating segments are the same as those described in Note 2 – "Summary of principal accounting policies".

Operating segment information for the years ended December 31, 2000 and 2001 is presented below.

Year ended December 31, 2001	Petroleum products *RMB*	Petrochemical and organic chemical products *RMB*	Chemical fertilizers and inorganic chemicals *RMB*	Synthetic rubber products *RMB*	Other products and services *RMB*	Total *RMB*
Profit and loss						
Sales (including intersegment)	6,141,415	6,894,381	107,090	781,690	2,184,195	16,108,771
Less: Intersegment sales	(933,462)	(1,507,901)	–	–	(1,148,876)	(3,590,239)
Total sales to external customers	5,207,953	5,386,480	107,090	781,690	1,035,319	12,518,532
Segment results	(361,866)	(719,848)	(124,881)	(21,722)	(80,163)	(1,308,480)
Finance costs – net						(545,990)
Share of profit of jointly controlled entities	–	40,595	–	–	–	40,595
Share of loss of an associated company	–	–	–	–	(1,259)	(1,259)
Loss before taxation						(1,815,134)
Taxation						(821)
Minority interests						(1,414)
Net loss						(1,817,369)
Depreciation and amortisation	297,174	423,829	3,907	164,451	77,434	966,795
Assets and liabilities						
Segment assets	2,969,199	7,653,882	1,290,935	283,364	1,331,175	13,528,555
Interests in jointly controlled entities	–	282,499	–	–	–	282,499
Investment in an associated company	–	–	–	–	18,784	18,784
Total segment assets	2,969,199	7,936,381	1,290,935	283,364	1,349,959	13,829,838
Segment liabilities	1,448,555	6,890,972	1,310,229	274,715	756,554	10,681,025
Segment capital expenditure	27,931	185,989	582,576	8,878	61,484	866,858

(Amounts in thousands unless otherwise stated)

33. SEGMENT INFORMATION *(Continued)*

(a) Primary reporting format – business segments *(Continued)*

Year ended December 31, 2000	Petroleum products RMB	Petrochemical and organic chemical products RMB	Chemical fertilizers and inorganic chemicals RMB	Synthetic rubber products RMB	Other products and services RMB	Total RMB
Profit and loss						
Sales (including intersegment)	7,615,502	9,276,665	458,212	878,455	3,556,101	21,784,935
Less: Intersegment sales	(2,205,101)	(3,445,870)	-	-	(2,737,717)	(8,388,688)
Total sales to external customers	5,410,401	5,830,795	458,212	878,455	818,384	13,396,247
Segment results	77,453	(221,049)	(57,125)	(99,454)	(34,418)	(334,593)
Finance costs – net						(580,177)
Share of profit of jointly controlled entities	-	37,427	-	-	-	37,427
Loss before taxation						(877,343)
Taxation						58,510
Minority interests						(17,157)
Net loss						(835,990)
Depreciation and amortisation	244,227	376,955	43,971	120,176	81,699	867,028
Employee separation costs and shut down of manufacturing assets	-	615,447	321,086	-	-	936,533
Assets and liabilities						
Segment assets	4,718,135	7,868,959	1,042,317	1,085,824	3,014,834	17,730,069
Interests in jointly controlled entities	-	243,774	-	-	-	243,774
Total segment assets	4,718,135	8,112,733	1,042,317	1,085,824	3,014,834	17,973,843
Segment liabilities	2,191,441	6,002,386	1,068,376	736,134	2,043,727	12,042,064
Segment capital expenditure	109,260	586,212	409,594	32,574	128,214	1,265,854

33. SEGMENT INFORMATION *(Continued)*

(b) Secondary reporting format – geographical segments

All assets and operations of the Group are located in the PRC, which is considered as one geographic location in an economic environment with similar risks and returns.

34. ULTIMATE HOLDING COMPANY

The directors regard CNPC, a state-owned enterprise established in the PRC, as being the ultimate holding company.

35. APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the board of directors on April 22, 2002 and will be submitted to the shareholders for approval at the annual general meeting to be held on June 17, 2002.

PwC Shen Zi (2002) No. 2

TO THE SHAREHOLDERS OF
JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

We have accepted the appointment to audit the balance sheets of the Company and its subsidiaries (the "Group") as at December 31, 2001 and the profit and loss accounts, profit appropriation statements and cash flow statements of the Company and the Group for the year then ended. The Company is responsible for these financial statements. Our responsibility is to express an audit opinion on these financial statements. Our audit was conducted in accordance with China Certified Public Accountants' Independent Auditing Standards and consequently included such auditing procedures as were considered necessary and appropriate to the Group's and the Company's circumstances, including examination, on a test basis, of the Group's and the Company's transactions and accounting records.

In our opinion, the financial statements of the Group and Company set out on pages 89 to 131 present fairly, in all material respects, the financial position of the Company and the Group at December 31, 2001 and their results of operations and cash flows for the year then ended in accordance with the Accounting Standards for Business Enterprises and the Accounting Systems for Business Enterprises, promulgated by the Ministry of Finance of the People's Republic of China. The accounting policies used in the preparation of the financial statements for the year are consistent with those used in the preceding year.

PricewaterhouseCoopers Zhong Tian CPAs Co., Ltd.

April 22, 2002

Balance Sheets

As at December 31, 2001
(In Rmb Yuan)

ASSETS	December 31, 2001 Group	December 31, 2000 Group	December 31, 2001 Company	December 31, 2000 Company
CURRENT ASSETS	-	-	-	-
Cash and bank *(Note V-1)*	36,917,002	228,964,237	25,161,349	198,701,433
Short-term investments	-	-	-	-
Notes receivable *(Note V-2)*	45,708,324	-	25,867,970	-
Dividend receivable *(Note V-6)*	1,860,000	-	21,600,295	-
Interest receivable	-	-	-	-
Accounts receivable *(Note V-3)*	735,406,409	2,690,775,845	726,747,085	2,677,365,771
Other receivables *(Note V-4)*	289,037,977	651,999,473	261,771,043	645,999,320
Advances to suppliers *(Note V-5)*	208,534,117	284,937,242	208,032,155	283,646,605
Subsidy receivable	-	-	-	-
Inventories *(Note V-7)*	1,179,815,974	1,771,250,391	1,169,364,322	1,764,495,559
Prepaid expenses *(Note V-8)*	62,724,200	60,360,971	62,453,195	60,172,252
Long-term bond investments maturing within one year	-	-	-	-
Other current assets	-	-	-	-
Total current assets	2,560,004,003	5,688,288,159	2,500,997,414	5,630,380,940
LONG-TERM INVESTMENTS				
Long-term equity investments *(Note V-9)*	301,283,112	243,774,101	439,521,264	356,928,111
Long-term bond investments	-	-	-	-
Total long-term investments	301,283,112	243,774,101	439,521,264	356,928,111
Including: Consolidation difference	-	-	-	-
FIXED ASSETS				
Fixed assets-cost	13,032,296,702	12,909,888,396	12,676,954,991	12,661,924,374
Less: Accumulated depreciation	(3,981,761,970)	(3,322,621,020)	(3,863,825,506)	(3,280,196,145)
Fixed assets-net book value *(Note V-10)*	9,050,534,732	9,587,267,376	8,813,129,485	9,381,728,229
Less: Impairment of fixed assets	-	-	-	-
Fixed assets-net book amount	9,050,534,732	9,587,267,376	8,813,129,485	9,381,728,229
Construction materials	6,835,620	-	6,835,620	-
Construction in progress *(Note V-11)*	1,177,442,908	484,453,443	1,177,442,908	484,453,443
Fixed assets pending disposal	-	-	-	-
Total fixed assets	10,234,813,260	10,071,720,819	9,997,408,013	9,866,181,672
INTANGIBLE AND OTHER ASSETS				
Intangible assets *(Note V-12)*	1,336,274,160	1,427,000,874	1,335,026,340	1,425,527,547
Long-term deferred expenses *(Note V-13)*	99,576,935	276,530,160	99,576,935	275,045,785
Other long-term assets	-	-	-	-
Total intangible and other assets	1,435,851,095	1,703,531,034	1,434,603,275	1,700,573,332
DEFERRED TAXES				
Deferred tax assets	-	3,394,265	-	3,394,265
TOTAL ASSETS	14,531,951,470	17,710,708,378	14,372,529,966	17,557,458,320

The accompanying notes form an integral part of these financial statements.

Balance Sheets

As at December 31, 2001
(In Rmb Yuan)

LIABILITIES AND SHAREHOLDERS' EQUITY	December 31, 2001 Group	December 31, 2000 Group	December 31, 2001 Company	December 31, 2000 Company
CURRENT LIABILITIES				
Short-term loans *(Note V-14)*	**3,138,600,000**	1,989,440,000	**3,020,000,000**	1,899,440,000
Notes payable	**-**	-	**-**	-
Accounts payable *(Note V-15)*	**654,014,009**	593,453,656	**641,650,966**	593,453,656
Advances from customers *(Note V-15)*	**195,071,689**	131,724,927	**179,511,613**	127,678,436
Salaries payable	**-**	-	**-**	-
Welfare payable	**-**	-	**-**	-
Dividend payable *(Note V-16)*	**1,150,198**	24,331,000	**-**	24,331,000
Taxes payable *(Note V-17)*	**(62,643,930)**	(170,208,316)	**(63,579,546)**	(170,437,525)
Other levies payable	**-**	-	**-**	-
Other payables *(Note V-15)*	**292,800,131**	762,344,517	**324,132,765**	760,633,139
Accrued expenses	**-**	-	**-**	-
Accrued liabilities	**-**	-	**-**	-
Long-term liabilities due within one year *(Note V-18)*	**402,884,868**	1,054,391,381	**402,884,868**	1,054,391,381
Other current liabilities	**-**	-	**-**	-
Total current liabilities	**4,621,876,965**	4,385,477,165	**4,504,600,666**	4,289,490,087
LONG-TERM LIABILITIES				
Long-term loans *(Note V-19)*	**4,836,973,714**	4,512,317,447	**4,836,973,714**	4,512,317,447
Debentures payable	**-**	-	**-**	-
Payables due after one year	**-**	-	**-**	-
Special project payables	**-**	-	**-**	-
Other long-term liabilities *(Note V-20)*	**1,148,589,531**	3,067,784,135	**1,148,589,531**	3,067,784,135
Total long-term liabilities	**5,985,563,245**	7,580,101,582	**5,985,563,245**	7,580,101,582
DEFERRED TAXES				
Deferred tax liabilities	**-**	-	**-**	-
TOTAL LIABILITIES	**10,607,440,210**	11,965,578,747	**10,490,163,911**	11,869,591,669
MINORITY INTERESTS	**42,766,634**	57,884,407	**-**	-
SHAREHOLDERS' EQUITY				
Share capital *(Note V-21)*	**3,561,078,000**	3,561,078,000	**3,561,078,000**	3,561,078,000
Capital surplus *(Note V-22)*	**2,293,618,886**	2,294,138,886	**2,293,618,886**	2,294,138,886
Statutory common reserve fund *(Note V-23)*	**701,064,536**	696,241,999	**693,730,248**	693,730,248
Including: Statutory common welfare fund	**126,834,279**	126,834,279	**125,287,623**	125,287,623
Accumulated losses *(Note V-24)*	**(2,674,016,796)**	(864,213,661)	**(2,666,061,079)**	(861,080,483)
Foreign exchange difference reserve	**-**	-	**-**	-
Total shareholders' equity	**3,881,744,626**	5,687,245,224	**3,882,366,055**	5,687,866,651
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**14,531,951,470**	17,710,708,378	**14,372,529,966**	17,557,458,320

The accompanying notes form an integral part of these financial statements.

Legal representative:	*Person in charge of accounting function:*	*Chief accountant:*	*Person in charge of accounting department:*
Xu Feng Li	**Shi Jian Xun**	**Lan Yun Sheng**	**Zhang Li Yan**

Profit and Loss Accounts

For the year ended December 31, 2001
(In Rmb Yuan)

	2001 Group	2000 Group	2001 Company	2000 Company
1. **Sales revenue** *(Note V-25)*	**11,914,082,480**	13,846,722,322	**11,825,250,060**	13,457,431,211
Less: Cost of sales *(Note V-26)*	**(11,191,603,870)**	(12,123,588,540)	**(11,151,434,697)**	(11,793,446,643)
Sales tax and other levies *(Note V-27)*	**(439,901,437)**	(450,475,011)	**(439,901,437)**	(449,527,457)
2. GROSS PROFIT ON SALES	**282,577,173**	1,272,658,771	**233,913,926**	1,214,457,111
Less: Other operating loss	**(46,807,586)**	(33,262,156)	**(39,110,500)**	(33,293,019)
Selling expenses	**(62,197,882)**	(35,254,345)	**(58,372,043)**	(35,156,742)
General and administrative expenses	**(1,435,766,454)**	(619,822,707)	**(1,416,840,761)**	(611,578,818)
Financial expenses, net *(Note V-28)*	**(545,469,215)**	(583,669,841)	**(535,757,343)**	(572,497,422)
3. OPERATING PROFIT/(LOSS)	**(1,807,663,964)**	649,722	**(1,816,166,721)**	(38,068,890)
Add: Investment income *(Note V-29)*	**39,326,864**	37,459,165	**43,234,942**	57,623,633
Subsidy income *(Note V-30)*	**2,174,512**	-	**2,174,512**	-
Non-operating income	**22,958,532**	6,575,558	**22,950,667**	6,572,202
Less: Non-operating expenses *(Note V-31)*	**(54,197,030)**	(907,699,300)	**(53,779,731)**	(907,280,816)
4. TOTAL PROFIT/(LOSS)	**(1,797,401,086)**	(863,014,855)	**(1,801,586,331)**	(881,153,871)
Less: Income tax *(Note V-32)*	**(4,206,747)**	1,405,231	**(3,394,265)**	2,387,718
Minority interests	**(1,413,724)**	(17,156,529)	**-**	-
5. NET PROFIT/(LOSS)	**(1,803,021,557)**	(878,766,153)	**(1,804,980,596)**	(878,766,153)

Supplementary Information

	2001 Group	2000 Group	2001 Company	2000 Company
1. Income from sale of investments or disposal of departments or investees	**-**	-	**-**	-
2. Loss from natural catastrophe	**-**	-	**-**	-
3. Increase (decrease) in total profit resulting from change in accounting policies	**-**	-	**-**	-
4. Increase (decrease) in total profit resulting from change in accounting estimates	**-**	-	**-**	-
5. Loss from debt restructuring	**-**	-	**-**	-
6. Other	**-**	-	**-**	-

The accompanying notes form an integral part of these financial statements.

Legal representative:	*Person in charge of accounting function:*	*Chief accountant:*	*Person in charge of accounting department:*
Xu Feng Li	**Shi Jian Xun**	**Lan Yun Sheng**	**Zhang Li Yan**

Profit Appropriation Statements

For the year ended December 31, 2001
(In Rmb Yuan)

	2001 Group	2000 Group	2001 Company	2000 Company
1. NET LOSS	**(1,803,021,557)**	(878,766,153)	**(1,804,980,596)**	(878,766,153)
Add: Undistributed profits/ (accumulated losses) at the beginning of the year	**(864,213,661)**	15,104,355	**(861,080,483)**	17,685,670
Transfer from other sources	**–**	–	**–**	–
2. ACCUMULATED LOSSES	**(2,667,235,218)**	(863,661,798)	**(2,666,061,079)**	(861,080,483)
Less: Transfer to statutory common reserve fund	**(4,822,537)**	(321,009)	**–**	–
Transfer to statutory common welfare	**–**	–	**–**	–
Transfer to staff and workers' bonus and welfare fund	**(1,959,041)**	(230,854)	**–**	–
3. ACCUMULATED LOSSES	**(2,674,016,796)**	(864,213,661)	**(2,666,061,079)**	(861,080,483)
Less: Dividend for preference stocks				
Transfer to discretionary common reserve fund	**–**	–	**–**	–
Dividend for common stocks	**–**	–	**–**	–
Dividend for common stocks transferred to capital	**–**	–	**–**	–
4. ACCUMULATED LOSSES AT THE END OF THE YEAR	**(2,674,016,796)**	(864,213,661)	**(2,666,061,079)**	(861,080,483)

The accompanying notes form an integral part of these financial statements.

Legal representative:	*Person in charge of accounting function:*	*Chief accountant:*	*Person in charge of accounting department:*
Xu Feng Li	**Shi Jian Xun**	**Lan Yun Sheng**	**Zhang Li Yan**

Cash Flow Statements

For the year ended December 31, 2001
(In Rmb Yuan)

	Group	Company
1. Cash flows from operating activities		
Cash received from sale of goods or rendering of services	15,566,558,326	15,401,260,818
Refund of tax	2,174,512	2,174,512
Cash received relating to other operating activities	26,909,909	26,902,044
Sub-total of cash inflows	15,595,642,747	15,430,337,374
Cash paid for goods and services	(11,478,142,485)	(11,350,192,950)
Cash paid to and on behalf of employees	(448,940,719)	(421,716,445)
Payments of all types of taxes	(786,751,533)	(780,150,775)
Cash paid relating to other operating activities	(502,649,913)	(473,886,226)
Sub-total of cash outflows	(13,216,484,650)	(13,025,946,396)
Net cash flows from operating activities	2,379,158,097	2,404,390,978
2. Cash flows from investing activities		
Cash received from sale of investments	–	–
Cash received from distribution of dividends or profits	–	3,412,528
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	–	–
Cash received relating to other investing activities	–	–
Sub-total of cash inflows	–	3,412,528
Cash paid to acquire fixed assets, intangible assets and other long-term assets	(884,773,755)	(871,901,275)
Cash paid to acquire investments	(300,000)	(2,300,000)
Cash paid relating to other investing activities	–	–
Sub-total of cash outflows	(885,073,755)	(874,201,275)
Net cash flows from investing activities	(885,073,755)	(870,788,747)

	Group	Company
3. Cash flows from financing activities		
Proceeds from issuing shares	1,000,000	–
Including: Cash received from minority shareholders	1,000,000	–
Proceeds from borrowings	5,719,860,000	5,581,260,000
Proceeds relating to other financing activities	–	–
Sub-total of cash inflows	5,720,860,000	5,581,260,000
Cash repayments of borrowings	(6,816,744,850)	(6,706,744,850)
Cash payments for interest expenses or distribution of dividends or profits	(590,246,727)	(581,657,465)
Including: Dividends paid to minority shareholders	(1,462,512)	–
Cash payments relating to other financing activities	–	–
Including: Cash paid to minority shareholders due to reduction of capital of subsidiaries	–	–
Sub-total of cash outflows	(7,406,991,577)	(7,288,402,315)
Net cash flows from financing activities	(1,686,131,577)	(1,707,142,315)
4. Effect of foreign exchange rate changes on cash	–	–
5. Net decrease in cash and cash equivalents	(192,047,235)	(173,540,084)

The accompanying notes form an integral part of these financial statements.

Legal representative:	*Person in charge of accounting function:*	*Chief accountant:*	*Person in charge of accounting department:*
Xu Feng Li	**Shi Jian Xun**	**Lan Yun Sheng**	**Zhang Li Yan**

Supplementary Information

	Group	Company
1. Reconciliation of net loss to cash flows from operating activities		
Net loss	(1,803,021,557)	(1,804,980,596)
Add: Minority interests	1,413,724	–
Provision for impairment of assets	770,783,059	771,270,561
Depreciation of fixed assets	673,030,087	649,485,948
Amortisation of intangible assets	90,726,714	90,501,207
Amortisation of long-term deferred expenses	205,694,786	216,086,554
Increase in prepaid expenses	(2,363,229)	(2,280,943)
Increase in accrued expenses	–	–
Loss on disposal of fixed assets, intangible assets and other long-term assets	–	–
Loss on scrapping of fixed assets	167,519	167,519
Financial expenses	588,784,215	581,657,465
Investment income	(39,326,864)	(43,234,942)
Deferred tax debit	3,394,265	3,394,265
Decrease in inventories	420,260,391	423,519,064
Decrease in operating receivables	1,752,810,965	1,808,593,177
Decrease in operating payables	(283,195,978)	(289,788,301)
Net cash flows from operating activities	2,379,158,097	2,404,390,978
2. Investing and financing activities that do not involve cash receipts and payments		
Investments in the form of fixed assets *(Note V-10)*	19,742,147	62,279,906
Convertible bonds maturing within one year	–	–
Finance lease of fixed assets	–	–
3. Net decrease in cash and cash equivalents		
Cash at end of year	36,917,002	25,161,349
Less: Cash at beginning of year	(228,964,237)	(198,701,433)
Cash equivalents at end of year	–	–
Less: Cash equivalents at beginning of year	–	–
Net decrease in cash and cash equivalents	(192,047,235)	(173,540,084)

The accompanying notes form an integral part of these financial statements.

Legal representative:	*Person in charge of accounting function:*	*Chief accountant:*	*Person in charge of accounting department:*
Xu Feng Li	**Shi Jian Xun**	**Lan Yun Sheng**	**Zhang Li Yan**

I CORPORATE INFORMATION

Jilin Chemical Industrial Company Limited (the "Company") was established in the People's Republic of China (the "PRC") on December 13, 1994 as a joint stock limited company upon the restructuring of Jilin Chemical Industrial Corporation. The principal activities of the Company are the production and sale of petroleum products, petrochemical and organic chemical products, synthetic rubber products, chemical fertilizers, inorganic chemicals and other products and services.

In accordance with the restructuring agreement, the Company issued 2,396,300,000 state-owned shares with a par value of Rmb 1.00 each to Jilin Chemical Industrial Corporation in consideration for the assets and liabilities of the principal production units, certain ancillary functions and a subsidiary of Jilin Chemical Industrial Corporation transferred to the Company. Jilin Chemical Industrial Corporation then changed its name to Jilin Chemical Group Corporation ("JCGC") and became the Company's immediate holding company.

As a state-owned enterprise, JCGC was originally controlled and administered by Jilin provincial government, as well as supervised by the National Administration of Petroleum and Chemical Industries. According to the restructuring regulations promulgated by the State Council of the PRC, JCGC and certain oil fields and oil distribution companies became wholly-owned subsidiaries of China National Petroleum Corporation ("CNPC") since July 1, 1998. Therefore, CNPC becomes the ultimate holding company of the Company through the control over JCGC.

In 1999, CNPC and its subsidiaries underwent a corporate restructuring (the "Corporate Restructuring"). According to the Corporate Restructuring, JCGC transferred a total of 2,396,300,000 state-owned shares of the Company, together with certain assets and business undertakings to PetroChina Company Limited ("PetroChina"), a wholly-owned subsidiary of CNPC established on November 5, 1999. Accordingly, PetroChina becomes the Company's immediate holding company.

II SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

1 Accounting policy

The financial statements have been prepared in accordance with the Accounting Standards for Business Enterprises and the Accounting Systems for Business Enterprises and related regulations, promulgated by the Ministry of Finance of the People's Republic of China.

2 Accounting period

The Group's accounting period starts on January 1 and ends on December 31.

3 Reporting currency

The Group uses the Renminbi ("Rmb") as its reporting currency.

4 Basis of accounting

The Group's financial statements are prepared on the accrual basis and under the historical cost convention unless otherwise stated.

II SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

5 Foreign currency transactions

Transactions denominated in foreign currencies are translated into Rmb at the exchange rates stipulated by the People's Bank of China prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into Rmb at the exchange rates stipulated by the People's Bank of China at the balance sheet date. Exchange differences arising from these translations are taken to the profit and loss account. Foreign exchange gains or losses relating to funds borrowed to finance the construction of fixed assets before they reach usable condition have been capitalized in the "construction in progress" account. Foreign exchange differences arising during the pre-operating period are recorded as "long-term deferred expenses".

6 Cash and cash equivalents

For the purposes of the cash flow statements, cash refers to all cash on hand and deposits held at call with banks. Cash equivalents refer to short-term, highly-liquid investments (due within 3 months from the purchase date) that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

7 Accounts receivable and provision for bad debts

The Group provides an allowance for bad debts based on a detailed review of the collectibility of the accounts receivable balance.

Bad debts are recognised and accounts receivable are written off against the provision for bad debts where there is evidence indicating that the accounts receivable are uncollectible. The evidence includes bankruptcy, liquidation, negative equity, and significant cash flow problems of debtors, etc.

8 Inventories

Inventories, which comprise raw materials, work in progress, finished goods, low value consumables and packing materials, are stated at cost. The cost of raw materials used and the sale of finished goods are accounted for on the weighted average basis. The cost of low value consumables and packing materials are amortised to production overhead expenditures upon usage. Finished goods and work in progress comprise material costs, direct labour and an appropriate allocation of all indirect production overhead expenditures.

Provision for inventory obsolescence is made based on the excess of original cost of inventories over their net realisable value when inventories are damaged, become wholly or partially obsolete, or their selling price is lower than their cost. Net realisable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses.

(All amounts are stated in Rmb Yuan Unless otherwise stated)

II SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

9 Long-term investments

Long-term investments represent investments in other enterprises that the Company intends to hold for more than 12 months.

The cost of long-term investments is stated at the actual amount paid (or book value of invested assets) including related taxes. Investments in equity of not less than 20%, or less than 20% but in which the Company is in a position to exercise significant influence are accounted for using the equity method. Investments in equity of less than 20%, or over 20% but in which the Company has no significant influence are stated at cost.

When equity method is adopted for long-term equity investments, the difference between the original investment cost and the share of the invested company's net assets is recognised as "equity investment difference". Equity investment difference is amortised over the investment period as stipulated in the contract. If there is no stipulated period, debit balance of the equity investment difference is amortised over no more than 10 years and credit balance of the equity investment difference is amortised over no less than 10 years.

Provision for diminution in value of long-term investments is made when the recoverable amount of the investments is lower than their carrying amount due to continuing decrease in their market price or deterioration in the invested companies' operations and these conditions are not expected to be recovered in the foreseeable future.

10 Fixed assets and depreciation

Fixed assets comprise buildings, plant, machinery and other equipment having a useful life of more than one year and directly relating to production, and other miscelleous equipment the cost of which is more than Rmb 2,000 and having a useful life of more than two years.

Fixed assets purchased or constructed by the Group are recorded at cost, or at the appraised amount as approved by the state assets administration authorities pursuant to the Group's restructuring.

Depreciation of fixed assets is calculated on the straight-line basis over the following useful lives, after taking into account their residual value, which is 3% of cost:

Buildings	10 to 45 years
Plant and machinery	10 to 28 years
Equipment	8 to 28 years
Motor vehicles	12 years

Fixed assets are stated at the lower of the carrying amount or recoverable amount. An impairment provision, representing the excess of the carrying amount over the recoverable amount, is made when the economic benefits that the fixed assets can bring to the Group are negatively impacted. An impairment provision of the whole carrying amount is made when the fixed assets could not bring any economic benefits to the Group.

II SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

11 Construction in progress

Construction in progress represents capital assets under construction and is stated at cost. Cost comprises original cost of equipment, construction cost, installation cost, other direct costs including borrowing costs on specific loans financing the capital assets. Construction in progress is transferred to fixed assets when they have reached their expected usable condition.

An impairment provision, based on the excess of the carrying amount over the recoverable amount, is made when the construction in progress has been discontinued for a long period of time and is not expected to restart in the foreseeable future, or the construction project has become functionally or technologically obsolete, and an uncertainty exists as to whether the project can bring future economic benefits to the Group.

12 Borrowing costs

Borrowing costs are interest incurred, amortisation of discounts or premiums, ancillary costs incurred, and exchange differences in connection with specific borrowings pertaining to the acquisition or construction of fixed assets. Borrowing costs are capitalized if they meet the following criteria of capitalisation of borrowing costs:

1. capital expenditures have been incurred;

2. borrowing costs have been incurred;

3. activities that are necessary to prepare the asset for its intended use have been commenced.

Capitalisation of borrowing costs ceases when the construction in progress has reached their expected usable condition. Borrowing costs incurred thereafter are recognised as expenses in the period in which they are incurred.

The amount of interest costs capitalised is determined based on the cumulative expenditures incurred for the acquisition or construction of a fixed asset and the weighted average capitalization rate, and is limited to the actual amount of interest incurred during the period. Exchange differences and ancillary costs arising from borrowings are capitalized to the extent that these borrowings are utilized for the acquisition or construction of fixed assets.

All other borrowing costs are taken to the profit and loss account as incurred.

II SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

13 Intangible assets and amortization

Intangible assets include land use rights and technical know-how.

Land use rights are stated at cost, or at the appraised amount as approved by the state assets administration authorities pursuant to the Group's restructuring. Land use rights are amortized using the straignt-line method over a period of 50 years.

The cost of land use rights purchased or obtained by way of payment of a land use fee are stated at the actual amount paid and are recorded as intangible assets. The carrying value of land use rights will be transferred to construction in progress when the land is developed for self-use projects.

Technical know-how represents the purchased cost of technical know-how in relation to the Ethylene Project facilities. The costs of know-how are included as part of the total contract price of the construction and are distinguishable. They are amortised over the estimated useful life of the underlying facilities, starting from the date when the underlying facilities are completed and ready for their intended use.

An impairment provision, representing the excess of the carrying amount over the recoverable amount, is made when the economic benefits that the intangible assets can bring to the Group are negatively impacted. An impairment provision of the whole carrying amount is made when the intangible assets could not bring any economic benefits to the Group.

14 Long-term deferred expenses

Long-term deferred expenses refer to those expenses which have been paid and should be amortized over one year and mainly include major overhaul expenditures for fixed assets.

Overhaul expenditures represent actual cost incurred for machinery maintenance within a scheduled period, and are amortised evenly over the maintenance cycles. Other long term deferred expenses are amortized on straight-line basis over the beneficial period.

The unamortized balance of deferred expenses is expensed when the project can no longer bring any future economic benefits to the Group.

II SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

15 Revenue recognition

Sales are recognized when the significant risk and rewards of ownership of products are transferred to the buyer; the Group retains neither continuing managerial involvement nor effective control over the products; the economic benefits arising from the transaction can flow into the Group; and the related cost and revenue can be reliably measured.

Cash discount is recorded as a current financial expense when incurred. Sales discount is netted off against sales when incurred.

Service income is recognised when service is rendered and completed in the same accounting period. For services started in one and completed in the following year, revenue is recognized using the percentage of completion method at the balance sheet date, if the outcome of the services can be estimated reliably.

Interest income and rental income are recognised when the economic benefits arising from the transaction can flow into the Group and revenue can be reliably measured.

16 Corporate and local income taxes

Corporate and local income taxes are accounted for using the liability method under the deferred tax method. Deferred tax is provided for temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes using currently enacted tax rates.

Deferred tax assets are recognised to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized. Other temporary differences are regarded as permanent differences.

17 Change in accounting policy

In accordance with the Ministry of Finance's circular [2000] No. 25 "Notice for Distribution of the Accounting Systems for Business Enterprises" and the circular [2001] No. 7 "Notice for Distribution of the Eight Accounting Standards", the Group adopted the Accounting Systems for Business Enterprises to replace the Accounting Systems for Joint Stock Limited Enterprises commencing January 1, 2001. The change in accounting policies in connection with the adoption of the Accounting Systems for Business Enterprises did not have any significant accounting impact on the Group.

(All amounts are stated in Rmb Yuan Unless otherwise stated)

II SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

18 Basis of consolidation

Consolidated financial statements are prepared in accordance with the circular [1995] No. 11 "Provisional Regulations on Consolidated Financial Statements" issued by the Ministry of Finance of the People's Republic of China.

Consolidated financial statements are prepared based on the financial statements of the Company and its subsidiaries within the consolidation scope at December 31, 2001. In accordance with the circular [1996] No. 2 "Comments on the Consolidation Scope for the Purposes of Consolidated Financial Statements", subsidiaries and jointly controlled entities whose revenue is below 10% of that of the Company, total assets below 10% of those of the Company and total profit below 10% of that of the Company are not consolidated.

Subsidiaries are entities over which the Company, directly or indirectly, owns 50% or more of the voting rights and exercises significant influence and from the operation of which the Company can derive benefit.

Jointly controlled entities represent ventures which are mutually controlled by the Company and other enterprises.

All material transactions and balances between the Company and its consolidated subsidiaries have been eliminated in consolidated financial statements.

Minority interests in the consolidated financial statements refer to the portion of the subsidiaries' equity that the Group does not own.

(All amounts are stated in Rmb Yuan Unless otherwise stated)

III TAXATION

The principal types of taxes applicable to the Group are as follows:

(i) Value added tax ("VAT") – the Group's sales revenue is subject to VAT at the rate of 17%. VAT payable is the net difference between periodic output VAT and deductible input VAT.

(ii) Business tax ("BT") – the Group's gross service income is subject to BT at the rate of 5%.

(iii) Consumption tax ("CT") – the Group's sales of gasoline and diesel oil are subject to CT at Rmb277.6 per ton and Rmb117.6 per ton, respectively.

(iv) Income tax – the Group is subject to income tax at 33% of its taxable income.

(v) City construction and maintenance tax ("CCMT") – the Group is subject to CCMT at 7% of the sum of VAT, BT and CT paid.

(vi) Education tax ("ET") – the Group is subject to ET at 3% of the sum of VAT, BT and CT paid.

Jilin Winsway Chemical Industrial Store and Transport Limited ("Winsway"), a subsidiary of the Company, is a sino-foreign equity joint venture and is eligible for a tax holiday of full exemption from income tax for the first two years starting from its first profitable year of operation, which is 1996, followed by a 50% reduction in the income tax rate from the third to fifth years in accordance with the Income Tax Law for Foreign Investment and Foreign Enterprises. In accordance with the circular (1999) No. 172 issued by State Administration of Taxation, foreign investment enterprises located in the mid-west area are eligible to a reduced tax rate of 15% after the expiry of the tax holiday. Accordingly, Winsway is subject to income tax at 15% for the three years from 2001.

Jilin City Songmei Acetic Co., Ltd. ("Songmei"), another subsidiary of the Company, is a sino-foreign cooperative joint venture and is eligible for a tax holiday of full exemption from income tax for the first two years starting from its first profitable year of operations followed by a 50% reduction in the income tax rate from the third and fifth years in accordance with the Income Tax Law for Foreign Investment and Foreign Enterprises. Songmei is exempted from income tax for 2000 and 2001, being the first two profitable years.

Jilin Jihua Jianxiu Company Limited ("Jianxiu"), a subsidiary of the Company established in 2001, is subject to income tax at 33% of its taxable income for the year.

Jilian (Jilin) Petrochemicals Limited ("Jilian"), is a sino-foreign jointly controlled entity and is eligible for a tax holiday of full exemption from income tax for the first two years starting from its first profitable year of operations, which is 1995, followed by a 50% reduction in the income tax rate from the third to fifth years in accordance with the Income Tax Law for Foreign Investment and Foreign Enterprises. Jilian is awarded the status of "advanced technology enterprise", it enjoys a 50% reduction in the income tax rate for the sixth year. Jilian enjoys income tax exemption in 1995 and 1996, and enjoys a reduced tax rate of 15% from 1997 to 2000. In accordance with the circular (1999) No. 172 issued by State Administration of Taxation, Jilian is eligible for a tax rate of 15% for three years from 2001.

(All amounts are stated in Rmb Yuan Unless otherwise stated)

III TAXATION *(continued)*

Jilin Province BASF JCIC NPG Co., Ltd. ("BASF"), a sino-foreign jointly controlled entity and is eligible for a tax holiday of full exemption from income tax for the first two years starting from its first profitable year of operations followed by a 50% reduction in the income tax rate from the third to fifth years. BASF commenced operation in 1998, and has incurred losses for 1998, 1999, 2000 and 2001, accordingly no provision for income tax is required.

Jilin Lianli Industrial Company Limited ("LianLi"), an associated company established in 2001, is subject to a tax rate of 33% of its taxable income for the year.

IV MAJOR SUBSIDIARIES AND JOINTLY CONTROLLED ENTITIES

Name of enterprise	Registered/ paid-in capital	Business scope	Investment amount	Percentage of equity held	Remark
Subsidiaries					
Winsway	51,454,000	Provision of transportation services for petrochemical materials and products	36,154,000	70%	Consolidated entity
Songmei	72,000,000	Manufacturing of acetic acid	47,660,421	66%	Consolidated entity
Jianxiu	45,200,000	Machinery repair and installation	44,537,759	99%	Consolidated entity
Jilin Xinghua Nitrochloro-benzene Company Limited ("Xinghua")	25,668,000	Manufacturing nitrochloro-benzene	19,250,000	75%	Unconsolidated entity
Jointly controlled entities					
Jilian	416,971,720	Manufacturing of petrochemical products	271,031,590	65%	Unconsolidated entity
BASF	150,000,000	Manufacturing of petrochemical products	60,066,150	40%	Unconsolidated entity

(All amounts are stated in Rmb Yuan Unless otherwise stated)

IV MAJOR SUBSIDIARIES AND JOINTLY CONTROLLED ENTITIES *(continued)*

(i) Xinghua has ceased production in 2000 as it incurred substantial losses and had a negative net equity. In accordance with circular (1995) No. 11 promulgated by Ministry of Finance, the financial statements of Xinghua are not consolidated, and the long-term investment in Xinghua was written off.

(ii) The Company has a 65% equity interest in Jilian. According to Jilian's articles of association, Jilian is jointly controlled by the Company and the other joint venture partner. Therefore, Jilian is a jointly controlled entity of the Company. In addition, according to BASF's articles of association, BASF is also a jointly controlled entity of the Company. As the amounts of revenue, total profit and total assets as at December 31, 2001 of Jilian and BSAF are less than 10% of the respective amounts of those of the Company, the financial statements of Jilian and BASF are not consolidated and are accounted for using the equity method of accounting in accordance with the circular (1996) No. 2 "Comments on the Consolidation Scope for the Purposes of Consolidated Financial Statements".

V NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1 Cash and bank

	December 31, 2001	December 31, 2000
Cash on hand	**113,294**	69,611
Cash in bank	**36,803,708**	228,894,626
	36,917,002	228,964,237

There was no foreign currency held at year end.

2 Notes receivable

Notes receivable represent bank acceptances generated from sales transactions. At December 31, 2001, no notes receivable were pledged (December 31, 2000: nil).

(All amounts are stated in Rmb Yuan Unless otherwise stated)

V NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

3 Accounts receivable

	December 31, 2001	December 31, 2000
Accounts receivable	**1,575,784,831**	2,931,553,239
Less: Provision for bad debts	**(840,378,422)**	(240,777,394)
	735,406,409	2,690,775,845

(a) Ageing analysis:

	December 31, 2001			December 31, 2000		
	Balance	**%**	**Provision for bad debts**	Balance	%	Provision for bad debts
Ageing:						
Within 1 year	**227,153,128**	**14**	**(18,889,965)**	2,321,597,831	79	(15,833,299)
1-2 years	**795,515,437**	**51**	**(316,960,015)**	342,704,904	12	(35,254,383)
2-3 years	**295,704,949**	**19**	**(247,117,125)**	105,083,462	4	(52,541,730)
More than 3 years	**257,411,317**	**16**	**(257,411,317)**	162,167,042	5	(137,147,982)
	1,575,784,831	**100**	**(840,378,422)**	2,931,553,239	100	(240,777,394)

Additional provision for bad debts was made during the year due to the lengthening of accounts receivable ageing and the financial problems of certain debtors. There was no significant write-off of accounts receivable in 2001 (2000: nil).

(b) Except for the receivables due from PetroChina Group Companies as disclosed in Note VII (g), there are no balances due from shareholders who hold more than 5% (including 5%) of the shares of the Company included in accounts receivable.

(c) At December 31, 2001, the five largest debtors of the Group are as follows:

Name of enterprise	**Amount**	**% of accounts receivable**
JCGC Propylene Company	186,939,762	12
PetroChina Group Companies	184,290,549	12
JCGC Jilin City Chang Song Chemical Company	137,415,421	9
JCGC Song Bei Company	102,930,384	6
JCGC Song Jiang Chemical Company	76,487,614	5
	688,063,730	44

(All amounts are stated in Rmb Yuan Unless otherwise stated)

V NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

4 Other receivables

	December 31, 2001	December 31, 2000
Other receivables	**312,503,095**	675,456,586
Less: Provision for bad debts	**(23,465,118)**	(23,457,113)
	289,037,977	651,999,473

(a) Ageing analysis:

	December 31, 2001			December 31, 2000		
	Balance	**%**	**Provision for bad debts**	Balance	%	Provision for bad debts
Ageing:						
Within 1 year	**185,351,422**	**59**	**(8,005)**	652,195,731	96	(2,763,832)
1-2 years	**104,064,258**	**33**	**(2,763,832)**	5,135,148	1	(2,567,574)
2-3 years	**4,961,708**	**2**	**(2,567,574)**	6,421,769	1	(6,421,769)
More than 3 years	**18,125,707**	**6**	**(18,125,707)**	11,703,938	2	(11,703,938)
	312,503,095	**100**	**(23,465,118)**	675,456,586	100	(23,457,113)

There was no significant write-off of other receivables in 2001 (2000: nil).

(b) Except for the receivables due from PetroChina Group Companies as disclosed in Note VII (g), there are no balances due from shareholders who hold more than 5% (including 5%) of the shares of the Company included in other receivables.

(c) At December 31, 2001, the five largest debtors of the Group are as follows:

Name of enterprise	**Amount**	**% of other receivables**
JCGC	58,523,690	19
Jilian	50,611,278	16
PetroChina Group Companies	40,234,452	13
Jilin Merchandise Group	18,467,365	6
Shenzhen Beidou Chemical Instruments Company	4,161,511	1
	171,998,296	55

(All amounts are stated in Rmb Yuan Unless otherwise stated)

V NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

5 Advances to suppliers

(a) Ageing analysis:

	December 31, 2001		December 31, 2000	
	Balance	**%**	Balance	%
Ageing:				
Within 1 year	**155,834,230**	**75**	211,940,725	74
1-2 years	**36,187,814**	**17**	25,814,621	9
2-3 years	**5,438,475**	**3**	15,040,555	6
More than 3 years	**11,073,598**	**5**	32,141,341	11
	208,534,117	**100**	284,937,242	100

Advances to suppliers over one year old mainly include advance payments to acquire plant and machinery.

(b) There are no balances included in advances to suppliers which are due from shareholders who hold more than 5% (including 5%) of the shares of the Company.

6 Dividend receivable

	December 31, 2001	December 31, 2000
Jilian	**1,860,000**	–

(All amounts are stated in Rmb Yuan Unless otherwise stated)

V NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

7 Inventories

	January 1, 2001	Additions	Reversals	**December 31, 2001**
Cost:				
Raw materials	656,763,307			**505,940,453**
Work in progress	231,888,339			**170,244,009**
Finished goods	544,869,231			**259,322,093**
Spare parts	393,223,311			**475,036,816**
Low value consumables and packing materials	9,963,282			**5,903,708**
	1,836,707,470			**1,416,447,079**
Provision for diminution in value of inventories:				
Raw materials	(35,691,091)	-	-	**(35,691,091)**
Work in progress	(8,264,100)	(16,175,610)	-	**(24,439,710)**
Finished goods	(19,418,197)	(2,853,035)	437,794	**(21,833,438)**
Spare parts	(2,083,691)	(152,583,175)	-	**(154,666,866)**
Low value consumables and packing materials	-	-	-	**-**
	(65,457,079)	(171,611,820)	437,794	**(236,631,105)**
	1,771,250,391			**1,179,815,974**

Due to changes in market demand, net realisable value of certain inventories was lower than their net book value. Accordingly, additional provision was made by the Group to write down the net book value of those inventories to their net realisable value.

8 Prepaid expenses

	January 1, 2001	Additions	Amortisation	**December 31, 2001**
Catalyst	52,477,507	49,875,720	(45,963,485)	**56,389,742**
Property insurance	4,008,387	39,684,828	(42,252,020)	**1,441,195**
Other	3,875,077	33,777,836	(32,759,650)	**4,893,263**
	60,360,971	123,338,384	(120,975,155)	**62,724,200**

(All amounts are stated in Rmb Yuan Unless otherwise stated)

V NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

9 Long-term investments

	January 1, 2001	Additions	Decrease	December 31, 2001
Jointly controlled entities	243,774,101	40,771,554	(2,046,312)	**282,499,343**
Associated companies	–	20,042,147	(1,258,378)	**18,783,769**
	243,774,101	60,813,701	(3,304,690)	**301,283,112**

There is no significant restriction on the realization or investment income of these long-term investments.

(a) Breakdown of long-term investments:

Name of enterprise	Investment period	Percentage of equity held January 1, 2001 %	Percentage of equity held December 31, 2001 %	Original investment January 1, 2001	Original investment Additions	Original investment December 31, 2001
Jointly controlled entities						
Jilian	March 15, 1994 to December 20, 2043	65	65	271,031,590	-	271,031,590
BASF	November 18, 1995 to March 30, 2005	40	40	60,066,150	-	60,066,150
Associated companies						
Lianli	March 22, 2001 to March 22, 2006	-	47	-	20,042,147	20,042,147
				331,097,740	20,042,147	351,139,887

Reasons for the non-consolidation of the jointly controlled entities are included in Note IV.

(All amounts are stated in Rmb Yuan Unless otherwise stated)

V NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

9 Long-term investments *(continued)*

(b) The movements of investments accounted for using the equity method are as follows:

	January 1, 2001	Additional investment	Share of net profit/(loss)	Dividend received	December 31, 2001
Jointly controlled entities					
Jilian	198,265,753	-	40,771,554	(1,860,000)	**237,177,307**
BASF	45,508,348	-	(186,312)	-	**45,322,036**
Associated companies					
Lianli	-	20,042,147	(1,258,378)	-	**18,783,769**
	243,774,101	20,042,147	39,326,864	(1,860,000)	**301,283,112**

10 Fixed assets and accumulated depreciation

	Buildings	Plant and machinery	Equipment	Motor vehicles	Total
Cost					
January 1, 2001	1,523,525,774	8,994,974,957	2,213,796,418	177,591,247	12,909,888,396
Additions	24,712,643	112,695,031	17,687,898	1,111,537	156,207,109
Disposals	(3,867,196)	(24,376,439)	(4,935,388)	(619,780)	(33,798,803)
December 31, 2001	**1,544,371,221**	**9,083,293,549**	**2,226,548,928**	**178,083,004**	**13,032,296,702**
Accumulated depreciation					
January 1, 2001	(343,326,217)	(1,771,110,195)	(1,125,268,807)	(82,915,801)	(3,322,621,020)
Depreciation	(122,672,931)	(278,126,418)	(255,792,027)	(16,438,711)	(673,030,087)
Disposals	1,588,738	10,018,200	2,027,578	254,621	13,889,137
December 31, 2001	**(464,410,410)**	**(2,039,218,413)**	**(1,379,033,256)**	**(99,099,891)**	**(3,981,761,970)**
Net book value					
December 31, 2001	**1,079,960,811**	**7,044,075,136**	**847,515,672**	**78,983,113**	**9,050,534,732**
December 31, 2000	1,180,199,557	7,223,864,762	1,088,527,611	94,675,446	9,587,267,376

(All amounts are stated in Rmb Yuan Unless otherwise stated)

V NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

10 Fixed assets and accumulated depreciation *(continued)*

In February 2001, the Company paid cash of Rmb 2 million and transferred fixed assets with net book value of Rmb 42.54 million to a subsidiary, Jianxiu, as capital contribution to this subsidiary. In December 2001, the Company paid cash of Rmb 0.30 million and transferred fixed assets with net book value of Rmb 19.74 million to an associated company, Lianli, as capital contribution to Lianli (See Note VII).

11 Construction in progress

Name of project	Budget	January 1, 2001	Additions	Transfer to fixed assets	December 31, 2001	Source of funds	% of completion
Synthetic ammonia facilities	1,612,640,000	430,435,608	576,618,243	(4,450,277)	**1,002,603,574**	Borrowings/ self-finance	62%
Catalyst facilities	213,740,000	3,074,700	120,300,468	-	**123,375,168**	Borrowings/ self-finance	58%
Ethylene facilities	53,350,000	60,033	18,252,358	-	**18,312,391**	Working capital	34%
Other *(b)*	252,880,000	50,883,102	115,578,231	(133,309,558)	**33,151,775**		
	2,132,610,000	484,453,443	830,749,300	(137,759,835)	**1,177,442,908**		
Including: Interest capitalised		38,817,278	34,739,876	(1,687,149)	**71,870,005**		
		484,453,443			**1,177,442,908**		

(a) The capitalization rate for interest capitalized as construction in progress in 2001 is 5.5% (2000: 5.5%).

(b) Other projects represent construction in progress with individual cost of less than Rmb15 million.

(c) At December 31, 2001, there was no significant impairment for construction in progress (December 31, 2000: nil).

(All amounts are stated in Rmb Yuan unless otherwise stated)

V NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

12 Intangible assets

	Land use rights	Technical know-how	Total
Cost			
January 1, 2001	1,087,358,104	631,772,471	1,719,130,575
Additions	–	–	–
December 31, 2001	**1,087,358,104**	**631,772,471**	**1,719,130,575**
Accumulated amortization			
January 1, 2001	136,877,961	155,251,740	292,129,701
Amortization	20,739,304	69,987,410	90,726,714
December 31, 2001	**157,617,265**	**225,239,150**	**382,856,415**
Net book value			
December 31, 2001	**929,740,839**	**406,533,321**	**1,336,274,160**
January 1, 2001	950,480,143	476,520,731	1,427,000,874
Remaining years of amortization	43	6	

Pursuant to an approval document dated November 23, 1994 issued by the State Land Administration Bureau, the Company was granted the right to use the land on which the buildings are erected for a period of 50 years commencing October 1, 1994.

The additions of intangible assets after the incorporation of the Company are all acquired from third parties.

At December 31, 2001, there was no significant impairment of intangible assets (2000: nil).

(All amounts are stated in Rmb Yuan unless otherwise stated)

JILIN Chemical Industrial Company Limited Annual Report 2001

V NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

13 Long-term deferred expenses

	Cost	Accumulated Amortization	January 1, 2001	Additions	Amortization	December 31, 2001	Remaining years of amortization
Overhaul expenditures	332,844,419	271,747,357	229,777,320	164,571	(168,844,829)	61,097,062	1
Catalyst	91,474,239	55,000,177	42,545,622	28,147,783	(34,219,343)	36,474,062	1-3
Other	14,370,430	12,364,619	4,207,218	429,207	(2,630,614)	2,005,811	1-2
	438,689,088	339,112,153	276,530,160	28,741,561	(205,694,786)	99,576,935	

14 Short-term loans

	December 31, 2001	December 31, 2000
Guarranteed loans – RMB	**118,600,000**	90,000,000
Unsecured loans – RMB	**3,020,000,000**	1,899,440,000
	3,138,600,000	1,989,440,000

At December 31, 2001, Rmb20 million of the loans are guaranteed by Jilin Merchandise Group, all other loans are guaranteed by Jilian.

The unsecured loans are part of the Rmb5 billion borrowing facilities provided by China Petroleum Finance Company Limited ("CP Finance") in March 2001. On March 18, 2002, CP Finance agreed to extend the Rmb 5,000 million borrowing facilities granted to the Company to December 31, 2003.

15 Accounts payable, advances from customers and other payables

There were no balances included in accounts payable, advances from customers and other payables which are due to shareholders who hold more than 5% (including 5%) of the shares of the Company at the year end.

There were no balances included in accounts payable and other payables of which the ageing exceeded 3 years at the year end.

There were no balances included in advances from customers of which the ageing exceeded 1 year at the year end.

Other payables at the year end mainly include payables relating to construction projects and advance payments made by third parties on behalf of the Group.

(All amounts are stated in Rmb Yuan unless otherwise stated)

V NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

16 Dividend payable

	December 31, 2001	December 31, 2000
PetroChina Group Companies	**–**	24,331,000
Goldliq B.V.	**1,150,198**	–
	1,150,198	24,331,000

17 Taxes payable

	December 31, 2001	December 31, 2000
Value added tax	**(73,582,515)**	(117,858,346)
Business tax	**2,166,801**	(1,210,222)
City construction and maintenance tax	**(3,430,426)**	(32,914,761)
Consumption tax	**11,201,197**	162,171
Income tax	**(438,451)**	(2,387,656)
Property tax	**604,572**	(3,734,332)
Land use tax	**–**	(1,729,126)
Other	**834,892**	(10,536,044)
	(62,643,930)	(170,208,316)

18 Long-term liabilities due within one year

	December 31, 2001	December 31, 2000
Long-term borrowings due within one year:		
Guaranteed loans – RMB	**–**	96,190,000
Unsecured loans – RMB	**75,400,000**	719,560,000
– USD	**109,931,868**	238,641,381
	185,331,868	1,054,391,381
Other long-term liabilities due within one year	**217,553,000**	–
	402,884,868	1,054,391,381

(All amounts are stated in Rmb Yuan unless otherwise stated)

V NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

19 Long-term loans

	December 31, 2001	December 31, 2000
Guaranteed loans	**190,000**	–
Unsecured loans	**4,836,783,714**	4,512,317,447
	4,836,973,714	4,512,317,447

Details of long-term loans at December 31, 2001 are as follows:

Name of enterprise	December 31, 2001	Currency	Foreign currency amount	Exchange rate	Interest rate%	Due date	Condition
Commercial and Industrial	17,650,000	RMB			6.03	July 1, 2003	Unsecured
Bank of China	9,500,000	RMB			6.03	December 29, 2004	Unsecured
	9,700,000	RMB			5.94	November 16, 2002	Unsecured
	9,900,000	RMB			5.94	December 16, 2002	Unsecured
	9,800,000	RMB			5.94	October 16, 2002	Unsecured
Agricultural Bank of China	190,000	RMB			5.94	January 31, 2003	Guaranteed by JCGC
Environment Protection Bureau, Jilin	400,000	RMB			5.04	January 1, 2002	Unsecured
CP Finance	45,600,000	RMB			5.67	December 20, 2002	Unsecured
	45,600,000	RMB			5.67	December 20, 2003	Unsecured
	45,600,000	RMB			5.67	December 20, 2004	Unsecured
	46,000,000	RMB			5.67	December 20, 2005	Unsecured
	405,800,000	RMB			5.59	November 15, 2003	Unsecured
	74,900,000	RMB			5.59	December 20, 2003	Unsecured
	80,000,000	RMB			5.59	December 20, 2003	Unsecured
	100,000,000	RMB			5.67	October 30, 2003	Unsecured
	90,000,000	RMB			5.59	March 15, 2004	Unsecured
	1,000,000,000	RMB			5.59	December 18, 2003	Unsecured
	1,000,000,000	RMB			5.83	March 8, 2007	Unsecured
	200,000,000	RMB			5.59	June 26, 2004	Unsecured
	185,900,000	RMB			5.59	July 10, 2004	Unsecured
	200,000,000	RMB			5.59	July 26, 2004	Unsecured
	89,000,000	RMB			5.59	October 25, 2004	Unsecured
	188,000,000	RMB			5.59	September 20, 2004	Unsecured
Construction Bank of China	215,558,732	USD	26,044,000	8.2766	8.66	September 20, 2009	Unsecured
	156,545,261	USD	18,913,709	8.2766	8.42	August 1, 2010	Unsecured
	60,373,658	USD	7,294,500	8.2766	Floating rate	December 30, 2004	Unsecured
Development Bank of China	141,529,860	USD	17,100,000	8.2766	5.50	December 27, 2006	Unsecured
	594,758,071	USD	71,860,000	8.2766	5.50	April 1, 2012	Unsecured
	5,022,305,582						
Current portion of long-term loans	(185,331,868)						
	4,836,973,714						

The weighted average floating interest rate for 2001 is 7.67% (2000: 8.66%).

V NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

20 Other long-term liabilities

Other long-term liabilities include unsecured long-term loans from EçGC and CP Finance.

	December 31, 2001	December 31, 2000	**Interest rate**
Payables to JCGC			
– Ethylene Project loans	**1,366,142,531**	1,767,784,135	5.2%-8.4%
– Other	**–**	300,000,000	9.0%
Payables to CP Finance	**–**	1,000,000,000	4.5%
	1,366,142,531	3,067,784,135	
Other long-term liabilities due within one year	**(217,553,000)**	–	
	1,148,589,531	3,067,784,135	

The following Ethylene Project loans include loans denominated in US Dollar, Deutsche Mark and Japanese Yen. These loans will mature on September 30, 2007.

	December 31, 2001		December 31, 2000	
	Original currency	**RMB equivalent**	Original currency	RMB equivalent
US Dollar	**120,558,121**	**997,811,344**	154,904,308	1,282,313,366
Japanese Yen	**4,274,558,064**	**269,320,421**	5,062,678,235	366,649,283
Deutsche Mark	**26,457,848**	**99,010,766**	30,194,523	118,821,486
		1,366,142,531		1,767,784,135

V NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

21 Share capital

	December 31, 2001 Shares in thousand	December 31, 2000 Shares in thousand
Non-listed shares:		
– State-owned shares	**2,396,300**	2,396,300
Listed shares:		
– H shares and ADS	**964,778**	964,778
– A shares	**200,000**	200,000
	1,164,778	1,164,778
Total	**3,561,078**	3,561,078
Total share capital (Rmb)	**3,561,078,000**	3,561,078,000

(a) The Company issued 893,027,000 H shares, with a par value of Rmb1.00 each, in overseas stock exchanges on May 23, 1995, of which 89,302,700 shares are H shares and 8,037,243 shares are American Depositary Shares ("ADS") (1 ADS = 100 H shares). The issue prices for the H shares and ADS are HK$1.589 per share and US$20.75 per ADS, respectively.

(b) The Company issued 71,751,000 H shares to overseas underwriters in the form of 717,510 ADS on June 17, 1995. The par value of the H shares is Rmb1.00 and the issue price was US$20.75 per ADS. These ADS were issued pursuant to the exercise of the over-allotment option by the underwriters in accordance with the underwriting agreement dated May 23, 1995.

(c) Pursuant to the approval of China Securities Regulatory Committee Zhengjianfazi [1996] No. 234, the Company issued 50,000,000 A shares with a par value of Rmb1.00 each, of which 30,000,000 shares were issued to the public at Rmb3.5 per share and the remaining 20,000,000 shares were issued to the Company's employees at the same price. The 30,000,000 A shares issued to the public were traded in the Shenzhen Stock Exchange on October 15, 1996 and the 20,000,000 A shares issued to the employees were traded in the ShenZhen Stock Exchange on April 15, 1997.

(d) Pursuant to a document issued by China Securities Regulatory Committee on December 13, 1999, approval was granted to the Company to issue an additional 150,000,000 A shares with a par value of Rmb1.00 each of which 22,500,000 shares were issued to investment funds and the remaining 127,500,000 shares were issued to the Company's A shareholders at a ratio of 1:2.55 shares for each share held by such shareholders. The Company issued these shares in January 2000 at a price of Rmb3.3 per share. The gross proceeds from the issue totaled Rmb 495 million, after deducting issue expenses, the net proceeds amounted to Rmb 485.2 million. The Company's total number of issued shares increased from 3,411,078,000 shares to 3,561,078,000 shares.

(All amounts are stated in Rmb Yuan unless otherwise stated)

V NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

22 Capital surplus

	January 1, 2001	Additions	Decrease	December 31, 2001
Share premium	2,281,092,338	–	–	**2,281,092,338**
Reserve for non-cash donations received	8,408,898	–	–	**8,408,898**
Reserve for equity investments	4,106,100	–	–	**4,106,100**
Other	531,550	–	(520,000)	**11,550**
	2,294,138,886	–	(520,000)	**2,293,618,886**

According to the relevant rules of China Securities Regulatory Committee, interest income generated from the subscription monies during the allotment period in 1996 should be recorded as capital reserve. Interest income relating to the unsuccessful applicants is to be released to the profit and loss account over a period of 5 years. Of the interest income generated during the allotment period from the issue of A shares in 1996, Rmb 0.01 million was generated from the subscription monies of successful applicants. The remaining balance was generated from the subscription monies of unsuccessful applicants which will be released to the profit and loss account over 5 years starting from 1997.

23 Statutory common reserve fund

	Statutory common reserve fund	Statutory common welfare fund	Discretionary common reserve fund	Total
January 1, 2001	154,954,000	126,834,279	414,453,720	696,241,999
Additions	4,822,537	–	–	4,822,537
December 31, 2001	**159,776,537**	**126,834,279**	**414,453,720**	**701,064,536**

(All amounts are stated in Rmb Yuan unless otherwise stated)

V NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

24 Accumulated losses

Accumulated losses at the beginning of the year	**(864,213,661)**
Add: Net loss for the year	**(1,803,021,557)**
Less: Appropriation for statutory common reserve fund	**(4,822,537)**
Appropriation for staff and workers' bonus and welfare fund	**(1,959,041)**
Accumulated losses at the end of the year	**(2,674,016,796)**

In accordance with the PRC Company Law and the Articles of Association of the Company, the Company is required to appropriate the net profit after taxation in the following order:

i) to offset accumulated losses

ii) to transfer 10% of net profit after taxation for the year to statutory common reserve fund;

iii) to transfer 5% to 10% of net profit after taxation for the year to the statutory common welfare fund;

iv) to transfer to discretionary common reserve fund based on the approval of the Annual General Meeting;

v) to distribute common stock dividend.

The Company did not appropriate any statutory common reserve fund and statutory common welfare fund in 2000 and 2001 as it had incurred a loss in the both years. The statutory common reserve fund and staff and workers' bonus and welfare fund as reflected in the consolidated financial statements were accrued by its subsidiaries as follows:

	2001	2000
Statutory common reserve fund		
– Winsway	**215,305**	321,009
– Songmei	**4,607,232**	–
	4,822,537	321,009
Staff and workers' bonus and welfare fund		
– Winsway	**218,887**	230,854
– Songmei	**1,740,154**	–
	1,959,041	230,854

(23)

(All amounts are stated in Rmb Yuan unless otherwise stated)

V NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

25 Sales revenue

The Group's principal activities consist of the processing of coal and crude oil into petroleum products, petrochemical and organic chemical products, synthetic rubber products, chemical fertilizers and inorganic chemicals for sales. The Group's products are all sold in the PRC.

	2001	2000
Petroleum products	**5,557,019,750**	5,853,756,204
Petrochemical and organic chemical products	**5,421,705,846**	5,837,915,033
Chemical fertilizers and inorganic chemicals	**107,049,841**	458,212,380
Syntheic rubber products	**781,690,143**	878,455,259
Other products and services	**46,616,900**	818,383,446
Total	**11,914,082,480**	13,846,722,322

The five largest customers of the Group for the year ended December 31, 2001 are as follows:

Name of enterprise	**Amount**	**% of sales revenue**
PetroChina	6,358,786,293	53
JCGC	657,215,414	6
Jilian	350,591,143	3
Nanjing Jinhengyu Trading Company	244,643,782	2
Jilin Fuel Co., Ltd.	120,637,149	1
	7,731,873,781	65

26 Cost of sales

	2001	2000
Petroleum products	**4,934,014,078**	4,834,004,344
Petrochemical and organic chemical products	**5,368,524,419**	5,383,366,302
Chemical fertilizers and inorganic chemicals	**184,086,841**	423,630,256
Syntheic rubber products	**670,464,190**	702,764,207
Other products and services	**34,514,342**	779,823,431
Total	**11,191,603,870**	12,123,588,540

(All amounts are stated in Rmb Yuan unless otherwise stated)

V NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

27 Sales tax and other levies

Sales tax and other levies mainly include consumption tax, city construction and maintenance tax, and education tax.

28 Financial expenses, net

	2001	2000
Interest expense	**598,881,797**	642,077,062
Less: Interest income	**(3,951,377)**	(2,447,039)
Exchange loss	**17,582,340**	82,612
Less: Exchange gain	**(67,043,545)**	(56,042,794)
	545,469,215	583,669,841

29 Investment income

	2001	2000
Income from bond investments	**–**	32,479
Share of profit of jointly controlled entities and associated companies	**39,326,864**	37,426,686
	39,326,864	37,459,165

30 Subsidy income

Subsidy income mainly represents the subsidy provided by the Trade and Economic Committee of Jilin Province for newly developed products.

31 Non-operating expenses

	2001	2000
Loss on disposal of fixed assets	**167,519**	597,148,000
Staff severance cost	**–**	297,639,000
Loss on temporary shutdown	**26,416,296**	–
Flood fund	**13,901,477**	–
Other	**13,711,738**	12,912,300
	54,197,030	907,699,300

(All amounts are stated in Rmb Yuan unless otherwise stated)

V NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

32 Income tax

	2001	2000
Income tax:		
– Company	**–**	–
– subsidiaries	**812,482**	982,487
Deferred tax	**3,394,265**	(2,387,718)
	4,206,747	(1,405,231)

VI NOTES TO THE FINANCIAL STATEMENTS OF THE COMPANY

1 Accounts receivable

	December 31, 2001	December 31, 2000
Accounts receivable	**1,567,121,950**	2,918,090,253
Less: Provision for bad debts	**(840,374,865)**	(240,724,482)
	726,747,085	2,677,365,771

(a) Ageing analysis:

	December 31, 2001			December 31, 2000		
	Balance	**%**	**Provision for bad debts**	Balance	%	Provision for bad debts
Within 1 year	**220,080,134**	**14**	**(18,889,965)**	2,318,135,119	79	(15,833,299)
1-2 years	**793,925,550**	**51**	**(316,956,458)**	342,543,817	12	(35,254,383)
2-3 years	**295,704,949**	**19**	**(247,117,125)**	105,083,462	4	(52,541,730)
More than 3 years	**257,411,317**	**16**	**(257,411,317)**	152,327,855	5	(137,095,070)
	1,567,121,950	**100**	**(840,374,865)**	2,918,090,253	100	(240,724,482)

Additional provision for bad debts was made during the year due to the lengthening of accounts receivable ageing and the financial problems of certain debtors. There was no significant write-off of accounts receivable in 2001 (2000: nil).

(b) Except for the receivables due from PetroChina Group Companies as disclosed in Note VII (g), there are no balances due from shareholders who hold more than 5% (including 5%) of the shares of the Company included in accounts receivable.

(All amounts are stated in Rmb Yuan unless otherwise stated)

VI NOTES TO THE FINANCIAL STATEMENTS OF THE COMPANY *(continued)*

1 Accounts receivable *(continued)*

(c) At December 31, 2001, the five largest debtors of the Company are as follows:

Name of enterprise	Amount	% of accounts receivable
JCGC Propylene Company	186,939,762	12
PetroChina	169,996,410	11
JCGC Jilin Chang Song Chemical Company	137,415,421	9
JCGC Song Bei Company	102,930,384	6
JCGC Song Jiang Chemical Company	76,487,614	5
	673,769,591	43

2 Other receivables

	December 31, 2001	December 31, 2000
Other receivables	**285,236,161**	669,456,433
Less: Provision for bad debts	**(23,465,118)**	(23,457,113)
	261,771,043	645,999,320

(a) Ageing analysis:

	December 31, 2001			December 31, 2000		
	Balance	**%**	**Provision for bad debts**	Balance	%	Provision for bad debts
Within 1 year	**164,173,120**	**58**	**(8,005)**	646,195,578	96	(2,763,832)
1-2 years	**97,975,626**	**34**	**(2,763,832)**	5,135,148	1	(2,567,574)
2-3 years	**4,961,708**	**2**	**(2,567,574)**	6,421,769	1	(6,421,769)
More than 3 years	**18,125,707**	**6**	**(18,125,707)**	11,703,938	2	(11,703,938)
	285,236,161	**100**	**(23,465,118)**	669,456,433	100	(23,457,113)

There was no significant write-off of other receivables in 2001 (2000: nil).

(b) Except for the receivables due from PetroChina Group Companies as disclosed in Note VII (g), there are no balances due from shareholders who hold more than 5% (including 5%) of the shares of the Company included in accounts receivable.

(All amounts are stated in Rmb Yuan unless otherwise stated)

VI NOTES TO THE FINANCIAL STATEMENTS OF THE COMPANY *(continued)*

2 Other receivables *(continued)*

(c) At December 31, 2001, the five largest debtors of the Company are as follows:

Name of enterprise	Amount	% of other receivables
JCGC	83,914,190	29
Jilian	50,611,278	18
PetroChina	40,234,452	14
Jilin Merchandise Group	18,467,365	7
Shenzhen Beidou Chemical Instrument Company	4,161,511	1
	197,388,796	69

3 Long-term investments

	January 1, 2001	Additions	Decrease	December 31, 2001
Subsidiaries *(note 1)*	113,154,010	48,445,837	(23,361,695)	**138,238,152**
Joint ventures *(note 2)*	243,774,101	40,771,554	(2,046,312)	**282,499,343**
Jointly controlled entities *(note 2)*	–	20,042,147	(1,258,378)	**18,783,769**
	356,928,111	109,259,538	(26,666,385)	**439,521,264**

(1) Subsidiaries

(a) Breakdown of long-term investments:

Name of enterprise	Investment period	Percentage of equity held January 1, 2001 %	Percentage of equity held December 31, 2001 %	Original investment January 1, 2001	Original investment Addition	Original investment December 31, 2001
Winsway	August 7, 1995 to August 6, 2005	70	70	36,154,000	-	36,154,000
Songmei	December 26, 1997 to December 25, 2017	66	66	47,660,421	-	47,660,421
Jianxiu	February 12, 2001 to February 12, 2003	-	99	-	44,537,759	44,537,759
Xinghua	February 21, 1991 to February 20, 2011	75	75	19,250,000	-	19,250,000
				103,064,421	44,537,759	147,602,180

(All amounts are stated in Rmb Yuan unless otherwise stated)

VI NOTES TO THE FINANCIAL STATEMENTS OF THE COMPANY *(continued)*

3 Long-term investments *(continued)*

(1) Subsidiaries *(continued)*

(b) The movement of investment on subsidiaries using the equity method of accounting is as follows:

	January 1, 2001	Additional investment	Share of net profit	Dividend received	December 31, 2001
Winsway	42,782,204	-	2,922,003	(6,338,341)	**39,365,866**
Songmei	70,371,806	-	945,299	(17,023,354)	**54,293,751**
Jianxiu	-	44,537,759	40,776	-	**44,578,535**
Xinghua	-	-	-	-	**-**
	113,154,010	44,537,759	3,908,078	(23,361,695)	**138,238,152**

The status of Xinghua is explained in Note IV.

(2) See Note V 9 for investments in jointly controlled entities and associated companies.

4 Sales revenue

	2001	2000
Petroleum products	**5,557,019,750**	5,853,756,204
Petrochemical and organic chemical products	**5,332,873,426**	5,448,623,922
Chemical fertilizers and inorganic chemicals	**107,049,841**	458,212,380
Synthetic rubber products	**781,690,143**	878,455,259
Other products and services	**46,616,900**	818,383,446
Total	**11,825,250,060**	13,457,431,211

5 Cost of sales

	2001	2000
Petroleum products	**4,934,014,078**	4,834,004,344
Petrochemical and organic chemical products	**5,328,355,246**	5,053,224,405
Chemical fertilizers and inorganic chemicals	**184,086,841**	423,630,256
Synthetic rubber products	**670,464,190**	702,764,207
Other products and services	**34,514,342**	779,823,431
Total	**11,151,434,697**	11,793,446,643

VI NOTES TO THE FINANCIAL STATEMENTS OF THE COMPANY *(continued)*

6 Investment income

	2001	2000
Income from bond investments	–	32,479
Share of profit of jointly controlled entities and associated companies	**39,326,864**	37,426,686
Share of profit of subsidiaries	**3,908,078**	20,164,468
	43,234,942	57,623,633

VII RELATED COMPANIES AND RELATED PARTY TRANSACTIONS

(a) Related companies in which control exists

Name	Place of registration	Principal activities	Relationship with the Company	Nature of the enterprise	Legal representative
CNPC	PRC	Exploration, development, production, transportation and sale of natural resources	Ultimate holding company	State-owned enterprise	Ma Fucai
PetroChina	PRC	Exploration, manufacture and sale of petroleum and natural gas; pipeline transportation, manufacture and sale of petrochemical products	Immediate holding company	Joint stock limited company	Ma Fucai
JCGC	PRC	Manufacture and sale of chemical products	Fellow subsidiary	State-owned enterprise	Chang Xiaopei
Xinghua	PRC	Manufacture and sale of nitrochloro-benzene	Subsidiary	Sino-foreign equity joint venture	Hong Wei
Winsway	PRC	Railway transportation services	Subsidiary	Sino-foreign equity joint venture	Bi Daqing
Songmei	PRC	Manufacture of acetic acid	Subsidiary	Sino-foreign equity joint venture	Hou Yanming
Jianxiu	PRC	Repair and construction	Subsidiary	Sino-foreign equity joint venture	Qu Jing

(All amounts are stated in Rmb Yuan unless otherwise stated)

VII RELATED COMPANIES AND RELATED PARTY TRANSACTIONS *(continued)*

(b) Registered capital and its movements of the related companies in which control exists:

Name	January 1, 2001	Additions	Decrease	December 31, 2001
	RMB'0000	*RMB'0000*	*RMB'0000*	***RMB'0000***
CNPC	11,490,000	–	–	**11,490,000**
PetroChina	17,582,418	–	–	**17,582,418**
JCGC	245,700	–	–	**245,700**
Xinghua	2,567	–	–	**2,567**
Winsway	5,145	–	–	**5,145**
Songmei	7,200	–	–	**7,200**
Jianxiu	–	4,520	–	**4,520**

(c) Registered capital and its movement of the related company which controls the Company:

Name	January 1, 2001		Additions		Decrease		December 31, 2001	
	RMB'0000	%	*RMB'0000*	%	*RMB'0000*	%	***RMB'0000***	%
PetroChina	239,630	67	–	–	–	–	**239,630**	**67**

(d) Movement of the shares or equity of subsidiaries:

	Shares or equity held at January 1, 2001	%	Additions	%	Decrease	%	Shares or equity held at December 31, 2001	%
Winsway	36,015,400	70	–	–	–	–	**36,015,400**	70
Songmei	47,660,421	66	–	–	–	–	**47,660,421**	66
Jianxiu	–	–	44,537,759	99	–	–	**44,537,759**	99
Xinghua	25,668,000	75	–	–	–	–	**25,668,000**	75

(All amounts are stated in Rmb Yuan unless otherwise stated)

VII RELATED COMPANIES AND RELATED PARTY TRANSACTIONS *(continued)*

(e) Related companies in which no control exists:

Name	Nature of the enterprises	Date of registration	Place of registration	Registered capital *RMB'0000*	Currency	Equity percentage held at December 31, 2001	Principal activities
Jointly controlled entities							
– Jilian	Sino-foreign joint venture	1994.3.15	Jilin	41,697	RMB	65%	Petrochemical products
– BASF	Sino-foreign joint venture	1995.11.18	Jilin	15,000	RMB	40%	Petrochemical products
Associated companies							
– Lianli	State-owned	2001.3.22	Jilin	4,221	RMB	47%	Wholesale or retail of petrochemical products

Besides the jointly controlled entities and associated companies, JCGC and its related parties are the Group's fellow subsidiaries of CNPC.

(f) Significant related party transactions

	2001	2000
JCGC Group Companies		
Sale of finished goods	**657,215,414**	119,395,999
Processing fees	**24,353,246**	28,876,879
Construction of fixed assets	**113,213,811**	145,659,600
Purchase of raw materials and spare parts	**148,957,265**	24,064,979
Fee for support services	**127,443,676**	202,783,562
PetroChina Group Companies		
Sale of finished goods	**6,358,786,293**	7,247,668,534
Purchase of raw materials and spare parts	**7,490,017,095**	8,559,492,153
CNPC Group Companies		
Interest expense	**388,251,000**	215,728,567

The transaction prices between the Group and related parties are based on market prices.

(All amounts are stated in Rmb Yuan unless otherwise stated)

VII RELATED COMPANIES AND RELATED PARTY TRANSACTIONS *(continued)*

(g) Related party balances

	December 31, 2001	December 31, 2000
Accounts receivable from		
– CNPC Group Companies	**780,000**	22,770,207
– PetroChina Group Companies	**184,290,549**	1,298,781,079
– JCGC Group Companies	**376,414,732**	358,963,102
– BASF	**455,002**	14,521,440
Other receivables from		
– PetroChina Group Companies	**40,234,452**	425,641,540
– JCGC Group Companies	**58,523,690**	–
– Jilian	**50,611,278**	77,706,716
Advances to suppliers to		
– JCGC Group Companies	**104,521,354**	–
Accounts payable to		
– PetroChina Group Companies	**(3,302,453)**	–
– JCGC Group Companies	**(54,108,024)**	–
Advances from customers from		
– JCGC Group Companies	**(1,143,965)**	–
Other payables to		
– JCGC Group Companies	**(30,613,978)**	–
Short-term loans from		
– CP Finance	**(3,020,000,000)**	(1,350,000,000)
Long-term loans due within 1 year		
– JCGC Group Companies	**–**	(700,000,000)
Long-term loans from		
– CP Finance	**(3,750,800,000)**	(3,394,650,359)
Other long-term liabilities from		
– JCGC Group Companies	**(1,366,142,531)**	(2,067,784,135)
– CP Finance	**–**	(1,000,000,000)

(All amounts are stated in Rmb Yuan unless otherwise stated)

VIII COMMITMENTS

At the balance sheet date, capital expenditures contracted for but not recognized in the financial statements are as follows:

	December 31, 2001	December 31, 2000
Property, plant and equipment	**418,056,000**	137,596,000

IX COMPARATIVE FIGURES

The comparative figures of the financial statements for the year ended December 31, 2000 were audited by Ernst & Young Hua Ming CPAs. Certain prior year figures have been reclassified to conform to the requirements of the Accounting Systems for Business Enterprises and "Disclosure Regulations for Listed Companies No. 15 "General Regulations for Financial Reports" effective from January 1, 2001.

Significant Differences between PRC Accounting Standards and International Accounting Standards ("IAS")

(Amounts in thousands unless otherwise stated)

The statutory financial statements prepared in accordance with PRC accounting standards ("PRC GAAP") and the financial statements prepared in accordance with IAS differ in certain respects. Such differences involve methods for measuring the amounts shown in the financial statements as well as disclosures.

Effect on net loss of significant differences between PRC GAAP and IAS is summarised below:

	Notes	**2001** *RMB*	2000 *RMB*
Net loss as reported under PRC GAAP		**(1,803,022)**	(878,767)
Adjustments to conform with IAS:			
– Depreciation expense due to revaluation of fixed assets at February 28, 1995	*(i)*	**(1,452)**	(1,452)
– Additional loss on write-off of fixed assets	*(ii)*	**–**	(4,626)
– Depreciation expense on fixed assets due to differences in exchange gains capitalised	*(iii)*	**(7,311)**	(7,310)
– Interest expense capitalised in construction in progress	*(iv)*	**(17,917)**	4,013
– Interest income from share proceeds	*(v)*	**(520)**	(520)
– Appropriation to staff bonus and welfare fund	*(vi)*	**(1,959)**	(230)
– Amortisation of housing subsidy cost	*(vii)*	**(9,319)**	(4,203)
– Reversal of amortisation of land use rights	*(viii)*	**20,739**	–
– Tax adjustment	*(ix)*	**3,392**	57,105
Net loss as reported under IAS		**(1,817,369)**	(835,990)

(Amounts in thousands unless otherwise stated)

Effect on shareholders' equity of significant differences between PRC GAAP and IAS is summarised below.

	Notes	**December 31, 2001 RMB**	December 31, 2000 RMB
Shareholders' equity as reported under PRC GAAP		**3,881,744**	5,687,245
Adjustments to conform with IAS:			
– Depreciation expense due to revaluation of fixed assets at February 28, 1995	*(i)*	**(9,921)**	(8,469)
– Surplus on revaluation of fixed assets at February 28, 1995	*(i)*	**29,033**	29,033
– Deferred tax effect on revaluation surplus	*(i)*	**(9,580)**	(9,580)
– Difference in loss on disposal of fixed assets due to revaluation at February 28, 1995	*(ii)*	**(4,626)**	(4,626)
– Exchange gains in respect of funds borrowed for fixed assets	*(iii)*	**112,471**	112,471
– Depreciation expense on fixed assets due to difference in exchange gains capitalised	*(iii)*	**(35,073)**	(27,762)
– Interest expense capitalised in construction in progress	*(iv)*	**–**	17,917
– Housing subsidy cost	*(vii)*	**62,159**	71,478
– Deferred tax effect on housing subsidy cost	*(vii)*	**(23,587)**	(23,587)
–Adjustment of land use rights at January 1, 2001	*(viii)*	**(929,741)**	–
– Tax adjustment	*(ix)*	**33,167**	29,775
Shareholders' equity as reported under IAS		**3,100,040**	5,873,895

(i) Depreciation expense under IAS includes the effect of revaluation of fixed assets at February 28, 1995 in connection with the listing of the Company's shares on the Hong Kong Stock Exchange. Under PRC GAAP, this revaluation, which was not officially approved as part of the 1994 Restructuring, was not recognised. Accordingly, depreciation charge calculated under PRC GAAP is lower than that under IAS.

(ii) In 2000, certain fixed assets including those revalued at February 28, 1995 were written off in connection with the shut down of manufacturing assets. As the effect of the February 28, 1995 has not been recognised under PRC GAAP, additional loss on write-off of fixed assets relating to the surplus arising from the February 28, 1995 revaluation was recorded in the IAS financial statements.

(Amounts in thousands unless otherwise stated)

(iii) Under IAS, foreign currency translation differences relating to borrowings to the extent that they are adjustments to the interest costs of funds used to finance the construction of fixed assets are capitalised. Under PRC GAAP, all foreign currency translation differences relating to funds borrowed to finance the construction of fixed assets are capitalised during the construction period. Accordingly, the cost of the underlying fixed assets as reported in the IAS financial statements is greater than that as determined under PRC GAAP, and thus resulted in additional depreciation charge.

(iv) Under IAS, interest expense relating to funds borrowed generally and used for the construction of fixed assets are capitalised by applying a weighted average rate applicable to the borrowings that are outstanding during the period. Under PRC GAAP, only interest expense incurred on funds borrowed specifically for the construction of fixed assets are capitalised.

(v) According to the relevant rules and regulations of the China Securities Regulatory Commission, for those new shares issued in 1996, the corresponding interest income generated during the allotment period should be included as part of the share premium. Interest income relating to the unsuccessful applicants is released to the profit and loss account over a period of five years starting from 1997. Under IAS, such income, when received, was recorded in the profit and loss account.

(vi) In 2000 and 2001, two subsidiaries of the Company, which are Sino-foreign joint ventures, made an appropriation from retained earnings to the staff and workers' bonus and welfare fund in accordance with the relevant rules and regulations of the PRC. Under IAS, such appropriation is charged to the profit and loss account.

(vii) As a result of the reorganisation of CNPC and PetroChina, PetroChina agreed to bear the cost of housing subsidy and accordingly the relevant amount payable of RMB84.09 million to JCGC, after netting off deferred tax of RMB23.59 million, was credited to capital reserve under IAS. Under PRC GAAP, the payable amount of RMB84.09 million was offset against housing subsidy cost brought forward of RMB75.68 million and the balance RMB8.41 million was credited to capital reserve. Consequently, there is no amortisation of housing subsidiary cost under PRC GAAP.

(viii) Under PRC GAAP, land use rights are recognised and amortised over 50 years. With effect from January 1, 2001, the Company has applied IAS 17 "Leases", as clarified by IAS 40 "Investment Property", to the accounting for land use rights. The Company has therefore reclassified land use rights as operating leases and is now reflecting the carrying value of land use rights at RMB nil. Consequently, there is no amortisation of land use rights under IAS in 2001.

(ix) As there is uncertainty as to whether the deferred tax asset established in (i) and (vii) above can be recovered, the deferred tax asset is not recognised.

Summary of Provisions

(Amounts in RMB)

Items	As at January 1, 2001 Group	As at January 1, 2001 Company	Current year addition Group	Current year addition Company	Current year reversal Group	Current year reversal Company	As at December 31, 2001 Group	As at December 31, 2001 Company
1. Bad debt provision	264,234,507	264,181,595	599,609,033	599,658,388	-	-	863,843,540	863,839,983
Including: Accounts receivable	240,777,394	240,724,482	599,601,028	599,650,383	-	-	840,378,422	840,374,865
Other receivables	23,457,113	23,457,113	8,005	8,005	-	-	23,465,118	23,465,118
2. Provision for short-term investments	-	-	-	-	-	-	-	-
Including: Equity investments	-	-	-	-	-	-	-	-
Bond investments	-	-	-	-	-	-	-	-
3. Inventory provision	65,457,079	65,019,285	171,611,820	171,611,820	(437,794)	-	236,631,105	236,631,105
Including: Raw Materials	35,691,091	35,691,091	-	-	-	-	35,691,091	35,691,091
Work in progress	8,264,100	8,264,100	16,175,610	16,175,610	-	-	24,439,710	24,439,710
Finished goods	19,418,197	18,980,403	2,853,035	2,853,035	(437,794)	-	21,833,438	21,833,438
Spare parts	2,083,691	2,083,691	152,583,175	152,583,175	-	-	154,666,866	154,666,866
4. Provision for long-term investments	-	-	-	-	-	-	-	-
Including: Long-term equity investments	-	-	-	-	-	-	-	-
Long-term bond investments	-	-	-	-	-	-	-	-
5. Impairment provision for fixed assets	-	-	-	-	-	-	-	-
Including: Buildings	-	-	-	-	-	-	-	-
Machinery	-	-	-	-	-	-	-	-
6. Impairment provision for intangible assets	-	-	-	-	-	-	-	-
Including: Technical know-how	-	-	-	-	-	-	-	-
Patent	-	-	-	-	-	-	-	-
7. Inpairment provision for construction in progress	-	-	-	-	-	-	-	-
8. Provision for trust loam	-	-	-	-	-	-	-	-

Summary Financial Information

The tables below summaries the results and the assets and liabilities of the Group for the last five financial years as if the current group structure had been in existence throughout the periods presented.

The amounts for the four years ended December 31, 1999 are those set out in the 1997, the 1998, the 1999 and the 2000 Annual Report and the amounts for the year ended December 31, 2001 are those set out on pages 47 to 49 of the financial statements.

RESULTS

	Year ended December 31,				
	2001	2000	1999	1998	1997
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Turnover	**12,518,532**	13,396,247	10,554,892	8,844,150	8,631,409
Profit/(losses) before exceptional item	**(1,854,470)**	(914,770)	232,453	142,274	210,939
Exceptional item	**–**	–	–	–	–
Profit before taxation and share of profits/(losses) of joint ventures	**(1,854,470)**	(914,770)	232,453	142,274	210,939
Share of profits/(losses) of joint ventures	**40,595**	37,427	(5,023)	(37,763)	(48,300)
Profit/(losses) before taxation	**(1,815,134)**	(877,343)	227,430	104,511	162,639
Taxation	**(821)**	58,510	(76,737)	(36,958)	(60,890)
Net profit/(losses) after taxation	**(1,815,955)**	818,833	150,693	67,553	101,749

ASSETS AND LIABILITIES

	As at December 31,				
	2001	2000	1999	1998	1997
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Fixed assets	**10,426,277**	11,417,297	11,572,795	10,859,830	11,363,174
Construction in progress	**301,283**	336,002	340,694	384,508	328,827
Long term investments	**–**	–	–	23,247	40,225
Deferred VAT receivable	**–**	–	–	34,336	71,712
Production catalysts	**468,691**	547,998	429,898	396,689	261,383
Intangible assets	**2,633,587**	5,672,546	3,710,371	3,068,988	3,392,385
	13,829,838	17,973,843	16,053,758	15,767,598	15,457,706
Current liabilities	**4,695,462**	4,461,963	3,698,917	3,269,874	3,763,674
Long term liabilities	**5,985,563**	7,580,101	6,112,982	6,397,116	5,575,009
	10,681,025	12,042,064	9,811,899	9,666,990	9,338,683
Minority interests	**42,767**	57,884	42,383	15,821	15,758
Net assets	**3,106,046**	5,873,895	6,199,476	6,084,787	6,103,265

Corporate Information

Initial Registration Date and Address of the Company

Date : December 13, 1994

Address : No. 31 East Zunyi Road, Longtan District, Jilin City, Jilin Province, PRC.

Date and Address of Renewal of Registration

Date : October 8, 1996

Address : No. 31 East Zunyi Road, Longtan District, Jilin City, Jilin Province, PRC.

Date and Address of Renewal of Registration

Date : March 9, 2000

Address : No. 31 East Zunyi Road, Longtan District, Jilin City, Jilin Province, PRC.

Business Address in the PRC

No.9 Longtan Street, Longtan District, Jilin City, Jilin Province, PRC

Business Address in Hong Kong

23rd Floor, Entertainment Building, 30 Queen's Road, Central, Hong Kong

Business Registration Number

2200001000906

Taxation Registration Number

Ji Shi Guo Shui : 220203123975078

Ji Di Shui : 220203123975078

Domestic Auditors

PricewaterhouseCoopers Zhong Tian CPAs Company Limited
Registered Accountants in the PRC
12th Floor Shui On Plaza, 333 Huai Hai Zhong Road
Shanghai 200021 PRC

International Auditors

PricewaterhouseCoopers
Certified Public Accountants in Hong Kong
22nd Floor Prince's Building, Central, Hong Kong

Legal Advisers

As to United States and Hong Kong law:
Morrison & Foerster
23rd Floor, Entertainment Building, 30 Queen's Road, Central, Hong Kong
and 425 Market Street
San Francisco, California 94105-2482, USA

As to PRC law:
King & Wood
17th Floor, C Tower, Fu Hua Mansion, 8 Chaoyangmen Beidajie Dongcheng District, Beijing, PRC.

Principal Bankers
Industrial and Commercial Bank of China
No.59 Xiangtan Street, Jilin City, Jilin Province, PRC

Share Registers
A Shares
Shenzhen Securities Centre Clearing Inc.
No. 5045 Shen Nan East Road, Shenzhen, PRC

H Shares
HKSCC Registrars Limited
2nd Floor, Vicwood Plaza, 199 Des Voeux Road, Central, Hong Kong

American Depository Receipts
The Bank of New York
Investor Relations
P.O.Box 11258
Church Street Station
New York, NY 10286-1258, USA

Publications
The Company's interim and annual reports are published each year in August and April, respectively. As required by the United States securities laws, the Company will file a Form 20-F with the Securities and Exchange Commission before June 30, each year. Copies of the interim and annual reports as well as the 20-F, once filed, will be available at:

The PRC:
Jilin Chemical Industrial Company Limited
The Secretary's Office to the Board of Directors
No.9 Longtan Street, Longtan District, Jilin City, Jilin Province, PRC

Hong Kong:
Fortune China Public Relations Ltd.
2nd Floor, Xinhua News Agency Building
5 Sharp Street West, Wanchai, Hong Kong

Documents Available for Inspection

1. Original copy of the Company's financial statements for 2001 prepared in accordance with PRC accounting standards and IAS signed by the legal representative, the general accountant and the head of the Financial Department of the Company.

2. Original copy of the auditors' report signed by the PRC Registered Accountant and under the seal of PricewaterhouseCoopers Zhong Tian CPAs Company Limited and an original copy of the auditors' report signed by PricewaterhouseCoopers, Certified Public Accountant in Hong Kong.

3. Original copies of the documents and announcements disclosed in the newspapers designated by the China Securities Regulatory Commission for the year ended December 31, 2001.

4. The annual reports of the Company as released in Shenzhen and Hong Kong and Forms 20-F published in the U.S.

Address for inspection of the above documents:

The Secretary's Office to the Board of Directors of the Company
No. 9 Longtan Street, Longtan District, Jilin City, Jilin Province, PRC
Tel.: (86432) 390 3651
Fax: (86432) 302 8126

Note: The annual report is prepared in both Chinese and English. In the event of any inconsistency between the English and Chinese versions, the Chinese version shall prevail.

Jilin Chemical Industrial Company Ltd.

No. 9 Longtan Street, Longtan District, Jilin City, Jilin Province, PRC. Postal Code: 132021
Tel: (86) 432 3903651 Fax: (86) 432 3028126

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

Dated: June 11, 2002

By: ______________________________
Name: Shi Jianxun
Title: General Manager